As filed with the Securities and Exchange Commission on October 20, 2025

Registration No. 333-290303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

MERCANTILE BANK CORPORATION

(Exact name of registrant as specified in its charter)

Michigan	6022	38-3360865
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

310 Leonard Street, NW, Grand Rapids, MI 49504 (616) 406-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Raymond E. Reitsma President and Chief Executive Officer Mercantile Bank Corporation 310 Leonard Street, NW, Grand Rapids, MI 49504 (616) 406-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bradley J. Wyatt Greenberg Traurig, LLP 2375 E. Camelback Rd., Suite 800 Phoenix, AZ 85016 Telephone: (602) 445-8057	Martin Werner Shumaker, Loop & Kendrick, LLP 1000 Jackson Street Toledo, OH 43604 Telephone: (419) 321-1395

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the proposed merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 143-1(d) (Cross-Border Third-Party Tender Offer) ☐

This registration statement shall hereafter become effective in accordance with the provisions of section 8(a) of the Securities Act of 1933.

The information contained herein is not complete and may be changed. A registration statement relating to the securities described in this proxy statement/prospectus/consent solicitation statement has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of offers to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED October 20, 2025

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

To the Shareholders of Eastern Michigan Financial Corporation:

On July 22, 2025, Mercantile Bank Corporation, or “Mercantile,” and Eastern Michigan Financial Corporation, or “EFIN,” entered into an Agreement and Plan of Merger, as amended by the First Amendment dated October 5, 2025 (which we collectively refer to as the "merger agreement") pursuant to which EFIN will merge with and into Shamrock Merger Sub LLC, or “Merger Sub”, an acquisition wholly-owned subsidiary of Mercantile, with the Merger Sub as the surviving entity (which we refer to as the “merger”). Following the merger, Mercantile will operate for a period of time as a two-bank holding company. The newly acquired Eastern Michigan Bank (which we refer to as “EFIN Bank”) will operate alongside Mercantile’s existing bank, Mercantile Bank (which we refer to as “Mercantile Bank”), until the first quarter of 2027 at which time Mercantile plans to consolidate EFIN Bank into Mercantile Bank.

Pursuant to the merger agreement, at the effective time of the merger (which we refer to as the “effective time”), each outstanding share of EFIN common stock, other than shares of EFIN common stock held by EFIN, Mercantile, or Merger Sub, will be converted into the right to receive (i) $32.32 in cash (which we refer to as the “cash consideration”) plus (ii) 0.7116 shares of Mercantile common stock, subject to adjustment as provided in the merger agreement (which we refer to as the “exchange ratio,” and the shares issued pursuant thereto, the “stock consideration”), together with cash in lieu of any fractional shares. We refer to the stock consideration and the cash consideration collectively as the “merger consideration.”

As of the effective time of the merger, each option to purchase shares of EFIN common stock, whether vested or unvested, that is then-outstanding and has not been exercised or canceled prior thereto will fully vest and be canceled and, on the effective time of the merger, the holder thereof will be entitled to receive from EFIN, cash in an amount as calculated pursuant to the terms of the merger agreement. Further, as of the effective time of the merger, all restricted shares of EFIN common stock that are subject to vesting or other risks of forfeiture will vest immediately prior to the effective date and will be considered outstanding for purposes of receiving the merger consideration.

The exchange ratio is fixed but subject to adjustment in certain limited circumstances (as set forth in the merger agreement). As described in more detail in the section entitled “The Merger Agreement — Termination of the Merger Agreement,” beginning on page 67, under the terms of the merger agreement, if the volume-weighted average closing price of Mercantile decreases below certain specified thresholds, EFIN would have the right to terminate the merger agreement, unless Mercantile elects to increase the exchange ratio, which would result in additional shares of Mercantile common stock being issued. As a result, the number of shares of Mercantile common stock that EFIN shareholders will receive in the merger may fluctuate with the market price of Mercantile common stock and will not be known at the time EFIN shareholders vote on the merger.

Mercantile common stock is listed on The Nasdaq Global Select Market (which we refer to as “Nasdaq”) under the symbol “MBWM.” EFIN common stock is quoted on the OTCID Basic Market (which we refer to as the “OTCID”) under the symbol “EFIN.” On July 21, 2025, the last full trading day before the public announcement of the merger agreement, based on the last reported sale price of Mercantile common stock of $48.75 per share, the merger consideration represented approximately $67.01 in value for each share of EFIN common stock to be converted in the merger, for aggregate merger consideration, of approximately $95.8 million, inclusive of the conversion of all outstanding options. Based on the reported closing price of Mercantile common stock on October 16, 2025, of $43.14 per share, the merger consideration represented approximately $63.02 in value for each share of EFIN common stock to be converted in the merger, for aggregate merger consideration of approximately $90.3 million, inclusive of the conversion of all outstanding options. You are urged to obtain current market quotations for the shares of Mercantile common stock and EFIN common stock.

Each of Mercantile and EFIN intends that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”). Accordingly, EFIN shareholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of EFIN common stock for Mercantile common stock in the merger, except with respect to (i) the cash consideration and (ii) any cash received by such holders in lieu of fractional shares of Mercantile common stock.

Following the completion of the merger, former EFIN shareholders will own approximately 5.4% of the combined company. We urge you to obtain current market quotations for the price of Mercantile common stock on Nasdaq (trading symbol “MBWM”).

EFIN will hold its special meeting of shareholders (which we refer to as the “EFIN shareholder meeting”) on December 19, 2025, at 12 pm, local time, or any adjournment or postponement thereof, at the Lakeview Hills Golf Resort, 6560 E. Peck Road, Lexington, Michigan 48450, where EFIN shareholders will be asked to vote upon (i) a proposal to approve the merger agreement and the transactions contemplated thereby, including the merger (which we refer to as the “EFIN merger proposal”), and (ii) a proposal to authorize the EFIN board of directors to adjourn or postpone the EFIN shareholder meeting, if necessary, (a) to solicit additional proxies if there are insufficient votes at the time of the EFIN shareholder meeting to approve the EFIN merger proposal, (b) to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to EFIN shareholders, or (c) to vote on other matters properly brought before the EFIN shareholder meeting (which we refer to as the “EFIN adjournment proposal”). The merger cannot be completed unless, among other things, holders of a majority of the outstanding shares of EFIN common stock vote to approve the EFIN merger proposal. EFIN is sending you this proxy statement/prospectus to ask you to vote in favor of these and other matters described in this proxy statement/prospectus.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF EFIN COMMON STOCK YOU OWN. To vote your shares of EFIN common stock at the EFIN shareholder meeting, please follow the voting instructions in the enclosed proxy statement/prospectus and on your proxy card. Please vote promptly whether or not you expect to attend the EFIN shareholder meeting. Submitting a proxy now will NOT prevent you from being able to vote at the EFIN shareholder meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

The EFIN board of directors has (1) determined that the merger is advisable and in the best interests of EFIN and its shareholders and (2) approved and adopted the merger agreement and the transactions contemplated thereby. The EFIN board of directors recommends that EFIN shareholders vote “FOR” the EFIN merger proposal and “FOR” the EFIN adjournment proposal (if necessary or appropriate).

The accompanying proxy statement/prospectus provides you with detailed information about the merger agreement and the merger. It also contains or references information about Mercantile and EFIN and certain related matters. You are encouraged to read the accompanying proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 21 of the accompanying proxy statement/prospectus for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you. You can also obtain information about Mercantile from documents that have been filed with the U.S. Securities and Exchange Commission (“SEC”) and that are incorporated by reference in the accompanying proxy statement/prospectus.

We look forward to a successful completion of the merger and thank you for your prompt attention to this important matter.

Sincerely,

Raymond E. Reitsma President and Chief Executive Officer Mercantile Bank Corporation	William G. Oldford, Jr. Chief Executive Officer Eastern Michigan Financial Corporation

None of the SEC, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, nor any state securities commission or any other bank regulatory agency has approved or disapproved the securities to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Mercantile or EFIN, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is [•], 2025, and it is first being mailed or otherwise delivered to EFIN shareholders on or about [•], 2025.

EASTERN MICHIGAN

FINANCIAL CORPORATION

65 N. Howard Ave

Croswell, MI 48422

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 19, 2025

To the Shareholders of Eastern Michigan Financial Corporation:

You are invited to participate in the special meeting (which we refer to as the “EFIN shareholder meeting”) of shareholders of Eastern Michigan Financial Corporation (which we refer to as “EFIN”), the parent holding company of Eastern Michigan Bank (which we refer to as “EFIN Bank”), to be held on December 19, 2025, at 12:00 PM local time at the Lakeview Hills Golf Resort, 6560 E. Peck Road, Lexington, Michigan 48450.

The EFIN shareholder meeting has been called for the following purposes:

1.    To approve the Agreement and Plan of Merger, dated as of July 22, 2025, as amended by the First Amendment, dated October 5, 2025, (which we collectively refer to as the “merger agreement”), by and among Mercantile Bank Corporation (“Mercantile”), Shamrock Merger Sub LLC (the “Merger Sub”), and EFIN pursuant to which EFIN will merge with and into Merger Sub (which we refer to as the “merger”), with Merger Sub surviving the merger, and approve the transactions contemplated thereby, including the merger, each as more fully described in the accompanying proxy statement/prospectus (which we refer to as the “EFIN merger proposal”); and

2.    To authorize the EFIN board of directors to adjourn or postpone the EFIN shareholder meeting, if necessary, (i) to solicit additional proxies if there are insufficient votes at the time of the EFIN shareholder meeting to approve the EFIN merger proposal, (ii) to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to EFIN shareholders, or (iii) to vote on other matters properly brought before the EFIN shareholder meeting (which we refer to as the “EFIN adjournment proposal”).

The EFIN board of directors has fixed the close of business on October 30, 2025 as the record date for the EFIN shareholder meeting. Only EFIN shareholders of record as of the record date are entitled to notice of, and to vote at, the EFIN shareholder meeting, or any adjournment or postponement of the EFIN shareholder meeting.

The affirmative vote of a majority of the outstanding shares of EFIN common stock entitled to vote thereon is required to approve the EFIN merger proposal. Assuming a quorum is present, approval of the EFIN adjournment proposal (if necessary or appropriate) requires the affirmative vote of at least a majority of the shares cast at the EFIN shareholder meeting and entitled to vote thereon. EFIN will transact no other business at the EFIN shareholder meeting, except for business properly brought before the EFIN shareholder meeting or any adjournment or postponement thereof.

In the event there are not sufficient votes to approve the EFIN merger proposal at the time of the EFIN shareholder meeting, the EFIN shareholder meeting may be adjourned or postponed in order to permit further solicitation of proxies by EFIN.

EFIN shareholders must approve the EFIN merger proposal in order for the merger to occur. If EFIN’s shareholders fail to approve the EFIN merger proposal, the merger will not occur. The proxy statement/prospectus accompanying this notice explains the merger agreement and the transactions contemplated thereby. Please review the proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 21 of the accompanying proxy statement/prospectus for a discussion of the risks you should considering evaluating the proposed merger and how it will affect you. You can also obtain information about Mercantile from documents that have been filed with the U.S. Securities and Exchange Commission and that are incorporated by reference in the accompanying proxy statement/prospectus.

EFIN shareholders are not entitled to dissenters’ rights under the provisions of the Michigan Business Corporation Act, as amended (which we refer to as the “MBCA”) in connection with the proposed merger.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF EFIN COMMON STOCK YOU OWN. Whether or not you plan to attend the EFIN shareholders meeting, please complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. If you hold your shares in “street name” through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.

The EFIN board of directors has approved and adopted the merger agreement and the transactions contemplated thereby, including the merger, and recommends that EFIN shareholders vote “FOR” the EFIN merger proposal and “FOR” the approval of the EFIN adjournment proposal (if necessary or appropriate).

By Order of the Board of Directors, /s/ William G. Oldford, Jr. William G. Oldford, Jr. CEO

Croswell, Michigan

[•], 2025

EVEN IF YOU PLAN TO ATTEND THE EFIN SHAREHOLDER MEETING, PLEASE VOTE BY MAIL BY COMPLETING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT PROMPTLY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Mercantile from documents filed with the U.S. Securities and Exchange Commission (the “SEC”) that are not included in or delivered with this proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by Mercantile at no cost from the SEC’s website at http://www.sec.gov. Mercantile has filed a registration statement on Form S-4 of which this proxy statement/prospectus forms a part. As permitted by SEC rules, this proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may obtain a free copy of the registration statement, including any amendments, schedules and exhibits at the address set forth below. Statements contained in this proxy statement/prospectus as to the contents of any contract or other documents referred to in this proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. You may also request copies of these documents, including documents incorporated by reference in this proxy statement/prospectus, at no cost by contacting Mercantile at the contact information set forth below:

Mercantile Bank Corporation

Attention: Amy Kam, First Vice President, Executive Operations Manager
310 Leonard Street, NW,
Grand Rapids, MI 49504
Telephone: (616) 406-3000

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the EFIN shareholder meeting, or December 12, 2025.

If you have any questions about the merger agreement, the merger, the EFIN shareholder meeting or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus, need a proxy card or need help voting your shares of EFIN common stock, please contact William G. Oldford, Jr., Chief Executive Officer of EFIN, at (810) 679-2500, or by email to: woldford@emb.bank.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated [•], 2025, and you should assume that the information in this proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this proxy statement/prospectus from another document is accurate as of the date of such other document or the date referenced in such other document with respect to particular information contained therein. Neither the mailing of this document to the shareholders of EFIN nor the issuance by Mercantile of shares of Mercantile common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding EFIN has been provided by EFIN and information contained in this document regarding Mercantile has been provided by Mercantile. See “Where You Can Find More Information” beginning on page 92 for more details.

i

(CONTINUED)

ii

(CONTINUED)

ANNEX A: AGREEMENT AND PLAN OF MERGER

ANNEX A-2: FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

ANNEX B: FORM OF VOTING AGREEMENT

ANNEX C: BANK MERGER AGREEMENT

ANNEX D: OPINION OF PIPER SANDLER & CO.

iii

QUESTIONS AND ANSWERS

The following are answers to certain questions you may have regarding the merger and the EFIN shareholder meeting. We urge you to read carefully the remainder of this proxy statement/prospectus, including the annexes and the documents incorporated by reference into this proxy statement/prospectus, because the information in this section may not provide all the information that might be important to you in determining how to vote.

Unless the context otherwise requires, references in this proxy statement/prospectus to “Mercantile” refer to Mercantile Bank Corporation, a Michigan corporation and its subsidiaries. References to “Mercantile Bank” refer to Mercantile Bank, a Michigan state-chartered bank and wholly-owned subsidiary of Mercantile. References to the “Merger Sub” refer to Shamrock Merger Sub LLC, the acquisition subsidiary of Mercantile. Additionally, unless the context otherwise requires, references to “EFIN” refer to Eastern Michigan Financial Corporation, a Michigan corporation, and its subsidiaries. References to “EFIN Bank” refer to Eastern Michigan Bank, a Michigan state-chartered bank and wholly-owned subsidiary of EFIN.

Q:	What is the merger?

A:

Mercantile, the Merger Sub, and EFIN entered into the Agreement and Plan of Merger, dated July 22, 2025, as amended by the First Amendment, dated October 5, 2025 (which we collectively refer to as the “merger agreement”), pursuant to which EFIN will merge with and into the Merger Sub, with Merger Sub continuing as the surviving entity (Immediately thereafter, Merger Sub will be merged upstreat into Mercantile, with Mercantile as the surviving entity. We refer to these transactions as the “merger”). Following the merger, Mercantile will operate for a period of time as a two-bank holding company. The newly acquired EFIN Bank will operate alongside Mercantile’s existing bank, Mercantile Bank, until the first quarter of 2027 at which time Mercantile plans to consolidate EFIN Bank into Mercantile Bank (which we refer to as the “bank merger”).

EFIN will hold its special meeting of shareholders (which we refer to as the “EFIN shareholder meeting”) to obtain, among other things, the required shareholder approvals in connection with the merger, and you are being provided with this proxy statement/prospectus in connection with that shareholder meeting. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A and Annex A-2. We urge you to read carefully this proxy statement/prospectus and the merger agreement in their entirety.

Q:	Why am I receiving this proxy statement/prospectus?

A:

We are delivering this document to you because it is a proxy statement being used by the EFIN board of directors to solicit proxies of EFIN shareholders in connection with approval of the EFIN merger proposal and the EFIN adjournment proposal (if necessary or appropriate). In order to complete the merger, among other things, EFIN shareholders must approve the merger agreement and the transactions contemplated thereby, including the merger.

EFIN has called a meeting of its shareholders to approve the merger agreement and related matters. This document serves as the proxy statement for the EFIN shareholder meeting and describes the proposals to be presented at the meeting.

This document is also a prospectus that is being delivered to EFIN shareholders because Mercantile is offering shares of its common stock to EFIN shareholders in connection with the merger.

This proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the EFIN shareholder meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending the meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	What will EFIN shareholders receive in the merger?

A:

If the merger is completed, each of the outstanding shares of EFIN common stock, other than shares of EFIN common stock held by EFIN, the Merger Sub or Mercantile, will be converted into the right to receive (i) $32.32 in cash (which we refer to as the “cash consideration”) plus (ii) 0.7116 shares of Mercantile common stock, subject to adjustment as provided in the merger agreement (which we refer to as the “exchange ratio,” and the shares issued pursuant thereto, the “stock consideration”), together with cash in lieu of any fractional shares. We refer to the stock consideration and the cash consideration collectively as the “merger consideration.” An illustration of the value of the merger consideration as of (i) the last trading date prior to the announcement of the merger, and (ii) the latest practicable trading date before the date of this proxy statement/prospectus is reflected in following table:

Date	Closing Price of Mercantile Common Stock	Stock Consideration	Per Share Stock Consideration(2)	Implied Aggregate Value of Per Share Stock Consideration(1)	Cash Consideration	Per Share Merger Consideration	Implied Aggregate Value of Per Share Merger Consideration
July 21, 2025(4)	$48.75	923,942 shares(1)	0.7116 shares	$45,042,180	$41,964,320(3)	$67.01(3)	$87,006,500(3)
October 16, 2025(5)	$43.14	924,410 shares(6)	0.7116 shares	$39,879,033	$41,985,555(7)	$63.02(7)	$81,864,588(7)

(1)

Assumes there is no adjustment to the stock consideration. For a discussion of the possible adjustments to the merger consideration, see the section of this document entitled “The Merger Agreement — Merger Consideration,” beginning on page 56.

(2)	Calculated based on 1,298,401 shares of EFIN common stock issued and outstanding as of July 21, 2025.

(3)	Does not include the value of 259,348 unexercised stock options outstanding as of July 21, 2025, at the weighted average exercise price of $32.06 per share. For purposes of estimating the overall merger consideration, the aggregate value of EFIN options, based on Mercantile’s 30-day volume-weighted average price of $47.05 as of July 21, 2025, was equal to approximately $8,750,604, making aggregate deal value inclusive of option consideration equal to approximately $95,757,104. The actual per share merger consideration will vary with and be dependent upon the volume-weighted average closing price of a share of Mercantile common stock on Nasdaq for the ten (10) consecutive trading days ending on (and including) the determination date, using volume and closing price information as reported by Bloomberg L.P. See the section of this document entitled “The Merger Agreement — Treatment of EFIN Equity Awards,” beginning on page 58.

(4)	The last full trading day before public announcement of the merger agreement.

(5)	The latest practicable trading day before the date of this document.

(6)	Calculated based on 1,299,058 shares of EFIN common stock issued and outstanding as of October 16, 2025.

(7)

Does not include the value of 255,642 unexercised stock options outstanding at October 16, 2025, at the weighted average exercise price of $32.11 per share. The aggregate value of EFIN options, based on Mercantile’s 30-day volume-weighted average price of $46.04 as of October 16, 2025, was equal to approximately $8.5 million, making aggregate deal value inclusive of option consideration equal to approximately $90,293,632. See the section of this document entitled “The Merger Agreement — Merger Consideration,” beginning on page 56.

The exchange ratio is fixed but subject to adjustment in certain limited circumstances (as set forth in the merger agreement). EFIN has the right to terminate the merger agreement if (i) the volume-weighted average closing price per share of Mercantile common stock on Nasdaq for the ten (10) consecutive trading days ending on and including the first date on which all requisite regulatory approvals set forth in the merger agreement (which date we refer to as the “determination date”) necessary for consummation of the merger (which we refer to as the “final acquiror market value”) is less than $40.54 and (ii) Mercantile common stock underperforms the Nasdaq Bank Index by more than 17.5% during the same period. If EFIN elects to exercise this termination right pursuant to Section 10.1(i) of the merger agreement, EFIN must provide written notice to Mercantile within one (1) business day after the determination date. Within five (5) business days of receiving written notice of EFIN’s intent to terminate the merger agreement pursuant to Section 10.1(i), Mercantile has the right, but not the obligation, to increase the exchange ratio, which would result in additional shares of Mercantile common stock being issued, in accordance with the formula set forth in the merger agreement to prevent a termination by EFIN.

Mercantile will not issue any fractional shares of Mercantile common stock in the merger. Instead, an EFIN shareholder who otherwise would have received a fraction of a share of Mercantile common stock will receive an amount in cash (without interest and rounded to the nearest cent) determined by multiplying (1) the fractional share interest to which such shareholder would otherwise be entitled to receive by (2) the volume-weighted average of the closing price per share of Mercantile common stock as reported on Nasdaq during the ten (10) consecutive trading days ending on (and including) the first date on which all requisite regulatory approvals set forth in the merger agreement necessary for consummation of the merger are received (rounded to the nearest whole cent as provided by Bloomberg L.P.).

Q:	What happens to outstanding EFIN equity awards in the merger?

A:

At the effective time of the merger, each option to purchase shares of EFIN common stock (which we refer to as an “option”), whether vested or unvested, that is then-outstanding and which has not been exercised or canceled prior thereto will fully vest and be canceled and, on the effective time, the holder thereof will be entitled to receive from EFIN, cash in an amount equal to the product of (i) the number of shares of EFIN common stock provided for in each such option, and (ii) the excess, if any, of (x) the per share merger consideration over (y) the exercise price of such stock option. Any option for which the exercise price exceeds the per share merger consideration will be canceled as of the effective time of the merger without payment.

Q:	Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?

A:

Yes. The exchange ratio is fixed but subject to adjustment in certain limited circumstances (as set forth in the merger agreement). EFIN has the right to terminate the merger agreement if (i) the volume weighted average closing price of Mercantile’s common stock for the ten (10) consecutive trading days ending on the determination date (pursuant to the merger agreement the determination date is the first date on which all regulatory approvals are received) is less than $40.54; and (ii) Mercantile common stock underperforms the Nasdaq Bank Index by more than 17.5% during the same period. If EFIN elects to exercise this termination right pursuant to Section 10.1(i) of the merger agreement, EFIN must provide written notice to Mercantile within one (1) business day after the determination date. Within five (5) business days of receiving written notice of EFIN’s intent to terminate the merger agreement pursuant to Section 10.1(i), Mercantile has the right, but not the obligation, to increase the exchange ratio, which would result in additional shares of Mercantile common stock being issued, in accordance with the formula set forth in the merger agreement to prevent a termination by EFIN. As a result, the number of shares of Mercantile common stock that EFIN shareholders will receive in the merger may fluctuate with the market price of Mercantile common stock and will not be known at the time EFIN shareholders vote on the merger. You are urged to obtain current market quotations for the shares of Mercantile common stock and EFIN common stock.

Q:	What will happen to outstanding shares of Mercantile common stock in the merger?

A:	Nothing. Each share of Mercantile common stock outstanding will remain outstanding as a share of Mercantile common stock following the effective time of the merger.

Q:	When and where is the EFIN shareholder meeting?

A:

The EFIN shareholder meeting will be held on December 19, 2025, at 12:00 pm (local time), or any adjournment or postponement thereof, at the Lakeview Hills Golf Resort, 6560 E. Peck Road, Lexington, Michigan 48450.

Q:	What are EFIN shareholders being asked to vote on and why is this approval necessary?

A:	EFIN shareholders are being asked to vote on the following proposals at the EFIN shareholder meeting:

•	the approval of the merger agreement and the transactions contemplated thereby, including the merger (which we refer to as the “EFIN merger proposal”); and

•

to authorize the EFIN board of directors to adjourn or postpone the EFIN shareholder meeting, if necessary, (i) to solicit additional proxies if there are insufficient votes at the time of the EFIN shareholder meeting to approve the EFIN merger proposal, (ii) if adjournment is necessary or appropriate, to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to EFIN shareholders, or (iii) to vote on other matters properly brought before the EFIN shareholder meeting (the “EFIN adjournment proposal”).

Directors and executive officers of EFIN and EFIN Bank collectively owning shares constituting approximately 7.2% of the outstanding shares of EFIN common stock) as of the record date have entered into a voting agreement with Mercantile agreeing to, among other things, vote their shares of EFIN common stock in favor of approval of the merger agreement and the transactions contemplated thereby and against approval of any acquisition proposal or any other proposal made in opposition to or in competition with the voting agreement or the merger agreement.

Shareholder approval of the EFIN merger proposal is required for completion of the merger. EFIN will transact no other business at the EFIN shareholder meeting, except for business properly brought before the EFIN shareholder meeting or any adjournment or postponement thereof.

Q:	Who is entitled to vote at the EFIN shareholder meeting?

A:

All holders of EFIN common stock who held shares at the close of business on October 30, 2025 (which we refer to as the “record date”) are entitled to receive notice of and to vote at the EFIN shareholder meeting, provided that such shares of EFIN common stock remain outstanding on the date of the EFIN shareholder meeting.

Q:	What constitutes a quorum at the EFIN shareholder meeting?

A:

The presence, in person or represented by proxy, of at least a majority of the outstanding shares of EFIN common stock entitled to vote is necessary in order to constitute a quorum for purposes of the matters being voted on at the EFIN shareholder meeting. In the event a quorum is not present on the date of the scheduled meeting, the meeting may be adjourned by the vote of a majority of the shares present to a further date without further notice other than the announcement at such meeting.

Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists. Broker non-votes, if any, will not be included in determining whether a quorum exists.

Q:	What vote is required to approve each proposal at the EFIN shareholder meeting?

A:

EFIN merger proposal: Approval of the EFIN merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of EFIN common stock outstanding and entitled to vote thereon. If you fail to vote in person or by proxy or fail to instruct your bank, broker or other nominee to vote, or if you mark “ABSTAIN” on your proxy, with respect to the EFIN merger proposal, it will have the same effect as a vote “AGAINST” the EFIN merger proposal. EFIN shareholders must approve the EFIN merger proposal in order for the merger to occur. If EFIN shareholders fail to approve the EFIN merger proposal, the merger will not occur.

EFIN adjournment proposal: Assuming a quorum is present, approval of the EFIN adjournment proposal requires the affirmative vote of a majority of the votes cast at the EFIN shareholder meeting. If you fail to vote in person or by proxy or fail to instruct your bank, broker or other nominee to vote, you will not be deemed present and it will have no effect on the adjournment proposal. If you mark “ABSTAIN” on your proxy, with respect to the EFIN adjournment proposal, you will be deemed present for purposes of a quorum but will not be deemed to have cast a vote with respect to such proposal, and it will have no effect on the adjournment proposal. EFIN shareholders are not required to approve the EFIN adjournment proposal in order for the merger to occur. If EFIN shareholders fail to approve the EFIN adjournment proposal, but approve the EFIN merger approval, the merger may nonetheless occur.

Q:	Will the shares of Mercantile common stock that EFIN shareholders receive in the merger be freely transferable?

A:	Yes. The Mercantile common stock issued in the merger will be transferable free of restrictions under federal and state securities laws.

Q:	What are the conditions to completion of the merger?

A:

The obligations of EFIN and Mercantile to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including, among others, the receipt of required regulatory approvals, tax opinions, and the approval of the EFIN merger proposal by EFIN shareholders. For more information, see “The Merger Agreement — Conditions to Complete the Merger” beginning on page 66.

Q:	When will the merger be completed?

A:

We will complete the merger when all of the conditions to completion contained in the merger agreement are satisfied or waived, including the receipt of required regulatory approvals and approval of the EFIN merger proposal by EFIN shareholders. While we expect the merger to be completed prior to December 31, 2025, because fulfillment of some of the conditions to completion of the merger is not entirely within our control, we cannot assure you of the actual timing.

Q:	How does the EFIN board of directors recommend that I vote?

A:

The EFIN board of directors has approved and adopted the merger agreement and the transactions contemplated thereby, including the merger, and recommends that EFIN shareholders vote “FOR” the EFIN merger proposal and “FOR” the EFIN adjournment proposal (if necessary or appropriate).

Q:	What do I need to do now?

A:

After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly using the enclosed proxy card so that your shares are represented and voted at the EFIN shareholder meeting. If you hold your shares in your name as a shareholder of record, in order to vote your shares you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. “Street name” shareholders who wish to vote in person at the EFIN shareholder meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:	How many votes do I have?

A:	EFIN shareholders are entitled to one vote on each proposal to be considered at the EFIN shareholder meeting for each share of EFIN common stock owned as of the record date.

Q:	How do I vote?

A:	If you are a shareholder of record of EFIN as of October 30, 2025, the record date, you may vote in person by attending the meeting and voting in person by ballot.

Whether you hold shares directly or in “street name”, you may direct your vote without attending the meeting. If you are a shareholder of record, you may vote by granting a proxy as follows:

•

By Mail - You may vote by mail by signing and dating your proxy card and mailing it in the envelope provided. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, trustee, custodian, attorney or officer of a corporation), you should indicate your name and title or capacity. Proxies submitted by mail must be received prior to the vote taken at the EFIN shareholder meeting.

•

By Phone - You may vote by phone by calling 1-800-652-VOTE (8683) within the USA, US territories and Canada on a touch tone telephone, and following the instructions given. In order to vote your shares by phone, you will need the access code that appears on your proxy card. Votes submitted electronically must be submitted no later than 1:00 am Easter Time on December 19, 2025.

•

By Internet - You may vote by internet by going to the following web site, following the instructions given and entering the requested information on your computer screen. In order to vote your shares by internet, you will need the access code that appears on your proxy card. Votes submitted electronically must be submitted no later than 1:00 am Eastern time on December 19, 2025.

www.investorvote.com/EFIN

You can also scan the QR code provided on your proxy card to vote with your smartphone. Once you have accessed the secure website, follow the steps as outlined for electronic voting.

If you hold your shares in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. If your shares are held in “street name,” you must obtain a legal proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to vote your shares in person at the EFIN shareholder meeting.

Q:	What is the difference between a shareholder of record and a “street name” holder?

A:

If you are a shareholder of EFIN and if your shares of EFIN common stock are registered directly in your name, you are considered the shareholder of record with respect to those shares of stock. If your shares of stock are held in a stock brokerage account or by a bank or other nominee, the nominee is considered the record holder of those shares. You are considered the beneficial owner of these shares, and your shares are held in “street name.” If your shares are held in street name, this proxy statement/prospectus and the proxy card, as applicable, have been forwarded to you by your nominee. As the beneficial owner, you have the right to direct your nominee concerning how to vote your shares by using the voting instructions your nominee included in the mailing or by following its instructions for voting.

Q:	If my shares are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:

No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to EFIN or by voting in person at the EFIN shareholder meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Q:	How are broker non-votes and abstentions treated?

A:

Brokers, as holders of record, are permitted to vote on certain routine matters, but not on non-routine matters. A broker non-vote occurs when a broker or nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. The EFIN merger proposal and the EFIN adjournment proposal are each non-routine matters, and a broker or nominee does not have discretionary voting power with respect to the proposals. As a result, we do not expect any broker non-votes at the EFIN shareholder meeting.

In the event a quorum is not present on the date of the scheduled meeting, then pursuant to EFIN’s bylaws and Michigan law the meeting may be adjourned by the vote of a majority of the shares present to a further date without further notice other than the announcement at such meeting. Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists.

Abstentions will have the effect of a vote “AGAINST” the EFIN merger proposal because Michigan law requires the merger proposal be approved by the affirmative vote of the holders of a majority of the outstanding shares of EFIN common stock outstanding and entitled to vote thereon. In the event a quorum exits but there are insufficient votes to approve the merger proposal, then pursuant to Michigan law the shares represented in person or by proxy at the meeting may vote to adjourn the meeting to a further date without further notice based upon the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes will have no effect on the EFIN adjournment proposal.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:

If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of EFIN common stock represented by your proxy will be voted as recommended by the EFIN board of directors with respect to such proposals.

Q:	Can I change my vote?

A:

Yes. If you are the record holder of your EFIN shares, you may revoke your proxy in any one of three ways: (1) you may submit another properly completed proxy card bearing a later date which is received prior to the EFIN shareholder meeting; (2) you may send a written notice which is received prior to the EFIN shareholder meeting that you are revoking your proxy to: EFIN, 65 N. Howard Ave., Croswell, MI 48822, Attn: William G. Oldford, Jr., Chief Executive Officer; or (3) you may attend and participate in the EFIN shareholder meeting and notify the election officials that you wish to revoke your proxy and vote in person. However, your attendance at the EFIN shareholder meeting will not, by itself, revoke your proxy.

If your shares are held by your broker, bank or other agent as your nominee, you should follow the instructions provided by your broker, bank or other agent.

Q:	Will EFIN be required to submit the EFIN merger proposal to its shareholders even if EFIN’s board of directors has withdrawn, modified or qualified its recommendation?

A:

Yes. Unless the merger agreement is terminated before the EFIN shareholder meeting or EFIN determines in good faith, after consultation with its outside counsel and, with respect to financial matters, its financial advisor, that it would be inconsistent with its fiduciary duties under applicable law, EFIN is required to submit the EFIN merger proposal to its shareholders even if EFIN’s board of directors has withdrawn, modified or qualified its recommendation.

Q:	Do EFIN directors and executive officers have interests in the merger that are different from, or in addition to, the interests of EFIN shareholders?

A:

Yes. In considering the recommendation of the EFIN board of directors with respect to the merger agreement, you should be aware that EFIN’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of EFIN shareholders generally. Interests of directors and executive officers that may be different from or in addition to the interests of EFIN shareholders include, but are not limited to, (i) payments under existing change-in-control severance agreements with EFIN for certain executive officers, (ii) the accelerated vesting of equity awards issued to certain executive officers of EFIN, and (iii) the right to continued indemnification and insurance coverage under the merger agreement. For further information, see “The Merger — Interests of EFIN’s Directors and Executive Officers in the Merger” beginning on page 50.

Q:	Are EFIN shareholders entitled to dissenters’ rights?

A:

No. EFIN shareholders are not entitled to dissenters’ rights under the Michigan Business Corporation Act (the “MBCA”). For more information, see the section entitled “The Merger — No Appraisal or Dissenters’ Rights in Connection with the Merger.”

Q:	What are the material U.S. federal income tax consequences of the merger to EFIN shareholders?

A:

The merger is intended to qualify, and the obligations of the parties to complete the merger are conditioned upon the receipt of a tax opinion from their respective counsel to the effect that the merger will qualify, as a reorganization within the meaning of Section 368(a) of the Code. Neither Mercantile nor EFIN intends to waive this opinion condition to its obligation to consummate the merger. If either Mercantile or EFIN waives this condition after this registration statement is declared effective by the SEC, and if the tax consequences of the merger to EFIN shareholders have materially changed, Mercantile and EFIN will recirculate appropriate materials to resolicit the votes of EFIN shareholders.

For the mergers to qualify as a “reorganization” under Section 368(a) of the Code, certain requirements must be satisfied. These requirements include the “continuity of interest” requirement as described in the U.S. Department of the Treasury Regulations (“Treasury Regulations”) Section 1.368-1(e). Under regulatory guidance, for the “continuity of interest” requirement to be satisfied, at least 40% (by value) of the aggregate total consideration received by EFIN shareholders in the merger must consist Mercantile common stock. The value of Mercantile common stock received by EFIN shareholders as merger consideration may vary, including due to changes in the price of Mercantile common stock and Mercantile’s right (but not obligation) to increase the exchange ratio, which would result in additional shares of Mercantile common stock being issued, in accordance with the formula set forth in the merger agreement to prevent a termination by EFIN in certain circumstances. The “continuity of interest” requirement is expected to be satisfied unless the value of Mercantile common stock declines significantly from its value as of the last business day prior to the execution of the merger agreement.

Assuming the merger qualifies as a “reorganization” under Section 368(a) of the Code, EFIN shareholders generally will not recognize gain or loss with respect to the per share merger consideration that they receive in the merger, except with respect to (i) the cash consideration they receive and (ii) any cash they receive in lieu of receiving a fractional share of Mercantile common stock. EFIN shareholders will receive a mix of cash and Mercantile common stock. EFIN shareholders will generally recognize gain  (but not loss) in an amount not to exceed the amount of cash consideration received in the merger (or, if less, the excess of the cash and fair market value of the Mercantile common stock received over the EFIN shareholder’s adjusted tax basis in its shares of Mercantile common stock). In addition, EFIN shareholders may recognize gain or loss with respect to any cash received in lieu of fractional shares of Mercantile common stock. See “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 72.

This tax treatment may not apply to all EFIN shareholders. Determining the actual tax consequences of the merger to EFIN shareholders can be complicated and will depend on the particular circumstances of each EFIN shareholder. EFIN shareholders should consult their tax advisor for a full understanding of the merger’s tax consequences that are particular to each shareholder.

Q:	What happens if the merger is not completed?

A:

If the merger is not completed, holders of EFIN common stock will not receive any consideration for their shares in connection with the merger. Instead, EFIN will remain an independent company. In addition, if the merger agreement is terminated, in certain circumstances, EFIN may be required to pay a termination fee. See the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination Fee” beginning on page 68 for a discussion of the circumstances under which termination fees will be required to be paid.

Q:	What happens if I sell my shares after the record date but before the EFIN shareholder meeting?

A:

The record date is earlier than the date of the EFIN shareholder meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of EFIN common stock after the record date but before the date of the EFIN shareholder meeting, you will retain your right to vote at the EFIN shareholder meeting (provided that such shares remain outstanding on the date of the EFIN shareholder meeting), but you will not have the right to receive the merger consideration to be received by EFIN shareholders in connection with the merger. In order to receive the merger consideration, you must hold your shares of EFIN common stock through completion of the merger.

Q:	If I am an EFIN shareholder, should I send in my EFIN stock certificates now?

A:

No. Please do not send in your EFIN stock certificates with your proxy. After the merger, Mercantile’s exchange agent, Computershare Trust Company, N.A., will send you instructions for exchanging EFIN stock certificates for your portion of the merger consideration. See “The Merger Agreement — Conversion of Shares; Exchange of Certificates” beginning on page 58.

Q:	Who may I contact if I cannot locate my EFIN stock certificate(s)?

A:

If you are unable to locate your original EFIN stock certificate(s), you should contact EFIN at 65 N. Howard Ave., Croswell, MI 48422, Attention: Chief Executive Officer. Generally, merger consideration for lost certificates cannot be delivered except upon the making of an affidavit claiming such certificate to be lost, stolen or destroyed and the posting of a bond in such amount as Mercantile or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made with respect to such lost certificate.

Q:	What should I do if I receive more than one set of voting materials?

A:

Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of stock and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of stock that you own.

Q:	Whom should I call with questions?

A:

If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of EFIN common stock, please contact William G. Oldford, Jr., Chief Executive Officer of EFIN, at (810) 679-2500, or by email to: woldford@emb.bank.

SUMMARY

This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire proxy statement/prospectus and its annexes and the other documents to which this document refers before you decide how to vote with respect to the merger agreement. In addition, this proxy statement/prospectus incorporates by reference important business and financial information about Mercantile. For a description of this information, please see “Where You Can Find More Information” beginning on page 92. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Additional Information” in the forepart of this document. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Companies (page 77)

Information about Mercantile

Mercantile is a registered bank holding company headquartered in Grand Rapids, Michigan, and the parent company of Mercantile Bank, a Michigan state-chartered bank that offers a full array of banking products and services. Mercantile Bank operates 43 office locations and provides commercial banking services primarily to small- to medium- sized businesses and retail banking services. As of June 30, 2025, on a consolidated basis, Mercantile had total assets of $6.20 billion, total loans of $4.70 billion, total deposits of $4.70 billion and shareholders’ equity of $632.0 million.

Mercantile’s common stock is listed on Nasdaq under the symbol “MBWM.”

Mercantile’s principal office is located at 310 Leonard Street NW, Grand Rapids, Michigan 49504, and its telephone number at that location is (616) 406-3000. Mercantile’s website can be accessed at www.mercbank.com. Information contained on Mercantile’s website does not constitute part of, and is not incorporated into, this proxy statement/prospectus.

Information about EFIN

EFIN, which was incorporated in Michigan in 1984, operates as the bank holding company for EFIN Bank, a Michigan state-chartered bank that was founded in 1895 and is headquartered in Croswell, Michigan. EFIN has no material business operations at the holding company level other than owning and managing its wholly-owned banking subsidiary, EFIN Bank. EFIN’s primary activities are to provide assistance in the management and coordination of the financial resources of EFIN Bank. EFIN’s principal asset is the outstanding capital stock of EFIN Bank, and EFIN derives its revenues primarily from the operations of EFIN Bank in the form of dividends received from EFIN Bank. As of June 30, 2025, EFIN had total consolidated assets of $504.5 million, total loans held of $208.3 million, total deposits of $449.3 million and total tangible common equity of $52.9 million.

EFIN’s common stock is quoted on the OTCID under the symbol “EFIN.”

EFIN’s principal office is located at 65 N. Howard Ave, Croswell, MI 48422, and its telephone number at that location is (810) 679-2500. EFIN’s website can be accessed at www.emb.bank. Information contained on EFIN’s website does not constitute part of, and is not incorporated into, this proxy statement/prospectus.

The Merger (page 33)

Mercantile and EFIN have entered into the merger agreement, pursuant to which EFIN will merge with and into the Merger Sub, with the Merger Sub as the surviving corporation. Immediately thereafter, Merger Sub will be merged upstream into Mercantile, with Mercantile as the surviving entity. We refer to these transactions as the "merger". Following the merger, Mercantile will operate for a period of time as a two-bank holding company. The newly acquired EFIN Bank and wholly owned subsidiary of EFIN, will operate alongside Mercantile’s existing bank, Mercantile Bank, until the first quarter of 2027 at which time Mercantile plans to consolidate EFIN Bank into Mercantile Bank.

The terms and conditions by which EFIN will merge with and into Mercantile are contained in the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and Annex A-2. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement. We encourage you to read that agreement carefully, as it is the legal document that governs the merger.

Merger Consideration (page 56)

If the merger agreement is approved by the shareholders of EFIN, all other conditions to complete the merger are satisfied or waived and the merger is completed, at the effective time of the merger, each outstanding share of EFIN common stock, other than shares of EFIN common stock held by EFIN, Mercantile or Merger Sub that are not shares held in an EFIN benefit plan or related trust account, or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted will be converted into the right to receive (i) $32.32 in cash, subject to adjustments as provided in the merger agreement plus (ii) 0.7116 shares of Mercantile common stock, subject to adjustment as provided in the merger agreement, together with cash in lieu of any fractional shares.

As of the effective time of the merger, each option to purchase shares of EFIN common stock, whether vested or unvested, that is then-outstanding and has not been exercised or canceled prior thereto will fully vest and be canceled and, on the effective time of the merger, the holder thereof will be entitled to receive from EFIN, cash in an amount as calculated pursuant to the terms of the merger agreement. Further, as of the effective time of the merger, all restricted shares of EFIN common stock that are subject to vesting or other risks of forfeiture will vest immediately prior to the effective date and will be considered outstanding for purposes of receiving the merger consideration.

The exchange ratio is fixed but subject to adjustment in certain limited circumstances (as set forth in the merger agreement). Under the terms of the merger agreement, if the volume-weighted average closing price of Mercantile decreases below certain specified thresholds, EFIN would have the right to terminate the merger agreement, unless Mercantile elects to increase the exchange ratio, which would result in additional shares of Mercantile common stock being issued. As a result, the number of shares of Mercantile common stock that EFIN shareholders will receive in the merger may fluctuate with the market price of Mercantile common stock and will not be known at the time EFIN shareholders vote on the merger. You are urged to obtain current market quotations for the shares of Mercantile common stock and EFIN common stock.

On July 21, 2025, the last full trading day before the public announcement of the merger agreement, based on the last reported sale price of Mercantile common stock of $48.75 per share, the merger consideration represented approximately $67.01 in value for each share of EFIN common stock to be converted in the merger, for aggregate merger consideration, of approximately $95.8 million, inclusive of the conversion of all outstanding options. Based on reported closing price of Mercantile common stock on October 16, 2025 of $43.14 per share, the merger consideration represented approximately $64.40 in value for each share of EFIN common stock to be converted in the merger, for aggregate merger consideration of approximately $90.3 million, inclusive of the conversion of all outstanding options.

Following the completion of the merger, former EFIN shareholders will own approximately 5.4% of the combined company. For more information on the merger consideration, see the section entitled “The Merger — Terms of the Merger” beginning on page 33 and “The Merger Agreement — Merger Consideration” beginning on page 56.

Treatment of EFIN Equity Awards (page 58)

As of the effective time of the merger, each option to purchase shares of EFIN common stock, whether vested or unvested, that is then-outstanding and has not been exercised or canceled prior thereto will fully vest and be canceled and, at the effective time of the merger, the holder thereof will be entitled to receive from EFIN, cash in an amount as calculated pursuant to the terms of the merger agreement. Further, as of the effective time of the merger, all restricted shares of Company common stock that are subject to vesting or other risks of forfeiture will vest immediately prior to the effective date and will be considered outstanding for purposes of receiving the per share merger consideration.

For more information, see the section entitled “The Merger Agreement—Treatment of EFIN Equity Awards” beginning on page 58.

Conversion of Shares; Exchange of Certificates (page 58)

Within two (2) business days after the effective time of the merger, Mercantile’s exchange agent will mail to each holder of record of each certificate share of EFIN common stock that is converted into the right to receive the merger consideration a letter of transmittal and instructions for the surrender of the holder’s EFIN stock certificate(s) for the merger consideration (including cash in lieu of any fractional Mercantile shares), and any dividends or distributions to which such holder is entitled to pursuant to the merger agreement.

Please do not send in your certificates until you receive these instructions.

Recommendation of the EFIN Board of Directors (pages 36)

The EFIN board of directors has determined that the merger agreement and the merger are advisable and in the best interests of EFIN and its shareholders and, accordingly, recommends that EFIN shareholders vote “FOR” the EFIN merger proposal and “FOR” the EFIN adjournment proposal (if necessary or appropriate). For the factors considered by the EFIN board of directors in reaching its decision to adopt the merger agreement, see “The Merger — EFIN’s Reasons for the Merger; Recommendation of the EFIN Board of Directors” beginning on page 36.

Opinion of EFIN’s Financial Advisor (page 39 and Annex D)

Piper Sandler & Co. (“Piper Sander”) acted as financial advisor to the EFIN board of directors in connection with the merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the July 21, 2025 meeting at which the EFIN board of directors considered the merger and the merger agreement, Piper Sander delivered to the EFIN board of directors its oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date, the per share merger consideration was fair to the holders of EFIN common stock from a financial point of view. Piper Sander’s opinion speaks only as of the date of the opinion. The full text of Piper Sander’s opinion is attached as Annex D to this proxy statement/prospectus.

Piper Sander’s opinion was for the information of, and was directed to, the EFIN board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of EFIN to engage in the merger or enter into the merger agreement, nor did Piper Sander’s opinion constitute a recommendation to the EFIN board of directors in connection with the merger. Piper Sander’s opinion does not constitute a recommendation to any holder of EFIN common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter. EFIN shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

For more information, see “The Merger — Opinion of EFIN’s Financial Advisor,” beginning on page 39 and the full text of Piper Sander’s opinion attached as Annex D to this proxy statement/prospectus.

EFIN Shareholder Meeting (page 27)

EFIN will hold the EFIN shareholder meeting on December 19, 2025, at 12:00 pm (local time), or any adjournment or postponement thereof, at the Lakeview Hills Golf Resort, 6560 E. Peck Road, Lexington, Michigan 48450.

At the EFIN shareholder meeting, EFIN shareholders will be asked to consider and vote on the following matters:

•	the EFIN merger proposal; and

•	the EFIN adjournment proposal.

Shareholder approval of the EFIN merger proposal is required to complete the merger. EFIN will transact no business other than as listed above at the EFIN shareholder meeting, except for business properly brought before the EFIN shareholder meeting or any adjournment(s) or postponement(s) thereof. In the event a quorum is not present on the date of the scheduled meeting, then pursuant to EFIN’s bylaws and Michigan law the meeting may be adjourned by the vote of a majority of the shares present to a further date without further notice other than the announcement at such meeting.

You can vote at the EFIN shareholder meeting if you owned EFIN common stock at the close of business on the record date of October 30, 2025. As of the record date, there were 1,299,058 shares of EFIN common stock entitled to receive notice of, and to vote at, the EFIN shareholder meeting, and approximately 7.8% of which were beneficially owned and entitled to be voted by EFIN directors and executive officers and their affiliates. Eight of EFIN’s nine directors, who individually or jointly own shares of EFIN common stock, acting solely in their capacity as shareholders, have agreed to vote all of their EFIN common stock in favor of the EFIN merger proposal.

Each share of EFIN common stock as of the close of business on the record date is entitled to one vote on each matter presented to the shareholders at the EFIN shareholder meeting. In order to approve the EFIN merger proposal, the holders of at least a majority of the shares of EFIN common stock outstanding and entitled to vote must vote in favor of the EFIN merger proposal. Assuming a quruom is present, approval of the EFIN adjournment proposal requires the affirmative vote of at least a majority of the votes cast on the EFIN adjournment proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the EFIN shareholder meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the EFIN merger proposal, it will have the same effect as a vote “AGAINST” the EFIN merger proposal. If you mark “ABSTAIN” on your proxy or fail to submit a proxy or to vote at the EFIN shareholder meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the EFIN adjournment proposal, you will not be deemed to have cast a vote with respect to the EFIN adjournment proposal and it will have no effect on the EFIN adjournment proposal.

Even if you expect to attend the EFIN shareholder meeting in person, EFIN recommends that you promptly complete and return your proxy card in the enclosed return envelope.

Interests of EFIN Directors and Executive Officers in the Merger (see page 50)

EFIN shareholders should be aware that EFIN’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of EFIN shareholders generally. These interests and arrangements may create potential conflicts of interest. EFIN’s board of directors was aware of these interests and considered these interests, among other matters, in adopting and approving the merger agreement and the transactions contemplated by the merger agreement, including the merger, and in recommending that EFIN shareholders vote in favor of the merger proposal.

These interests include:

•	cash payments to be made to five executive officers of EFIN who have change in control severance agreements with EFIN;

•	the accelerated vesting of equity awards issued to certain executive officers of EFIN; and

•	the right to continued indemnification and directors’ and officers’ liability insurance coverage.

For a more complete description of these interests, see “The Merger — Interests of EFIN Directors and Executive Officers in the Merger” and “The Merger Agreement — Indemnification and Directors’ and Officers’ Insurance.”

Board Composition and Management of Mercantile after the Merger (page 50)

Immediately following the effective time of the merger, the board of directors of Mercantile will consist of 12 directors, which will include the 11 directors serving on the Mercantile board of directors prior to the merger and one member from the board of directors of EFIN prior to the merger. The appointment of the EFIN representative will be subject to approval at the next annual shareholder meeting of Mercantile after the effective time of the merger. There will be no changes to the executive officers of Mercantile as a result of the merger.

Regulatory Approvals Required for the Merger (page 53)

To complete the merger, the parties must receive the prior approval, or a waiver of the applicable approval requirements, of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve”), the Federal Deposit Insurance Corporation (which we refer to as the “FDIC”) and the Department of Insurance and Financial Services of Michigan (which we refer to as the “DIFS”). The U.S. Department of Justice (which we refer to as the “DOJ”) is also able to provide input into the approval process of federal banking agencies and will have between 15 and 30 days following any approval of a federal banking agency to challenge the approval on antitrust grounds. Although neither Mercantile nor EFIN knows of any reason why the regulatory approvals cannot be obtained, Mercantile and EFIN cannot be certain when or if they will be obtained, as the length of the review process may vary based on, among other things, requests by regulators for additional information or materials.

Conditions to Complete the Merger (page 66)

Currently, EFIN and Mercantile expect to complete the merger in the fourth quarter of 2025 but, as more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger is subject to various closing conditions, including, among others:

•	the approval of the merger agreement by the requisite vote of EFIN shareholders;

•

the receipt of all required regulatory approvals or waivers, including the approval or waiver from the Federal Reserve, and any approvals of the FDIC and the DIFS, as applicable, in each case without the imposition of a restriction or condition that would materially restrict or burden Mercantile or its subsidiaries measured on a consolidated basis;

•

the absence of any injunction, order or decree restraining, enjoining or otherwise prohibiting the merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger illegal;

•

the effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, and the absence of the issuance of a stop order or the initiation or threat by the SEC of proceedings for that purpose;

•	the listing of the shares of Mercantile common stock issuable pursuant to the merger on Nasdaq, subject to official notice of issuance;

•	the continued accuracy of the representations and warranties made by the parties in the merger agreement;

•	the performance in all material respects by each party of its obligations under the merger agreement;

•	each party’s receipt of a tax opinion from its respective outside legal counsel, dated as of the effective time of the merger, that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code;

•	each party’s receipt of a legal opinion from its respective outside legal counsel, dated as of the effective time of the merger, in a form reasonably acceptable to each party;

•	each party’s receipt of an officer’s certificate from its respective chief executive officer and chief financial officer, dated as of the effective time of the merger; and

•

no change in the financial condition, assets or business of either party and its subsidiaries that has had or would reasonably be expected to have a “material adverse effect” as that term is defined in the merger agreement.

Neither EFIN nor Mercantile can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party, or that the merger will be completed. For more information see “The Merger Agreement — Conditions to Complete the Merger” beginning on page 66.

Termination of the Merger Agreement (page 67)

Mercantile or EFIN may mutually agree to terminate the merger agreement at any time, notwithstanding approval of the merger agreement by shareholders. Either company may also terminate the merger agreement if the merger is not completed by June 30, 2026. In addition, EFIN may terminate the merger agreement to enter into a definitive agreement with respect to a Superior Proposal, subject to certain conditions and the payment of a termination fee, and either party may terminate the merger agreement in certain other circumstances.

For more information, see “The Merger Agreement — Termination of the Merger Agreement” beginning on page 67.

Termination Fee (page 68)

If the merger agreement is terminated under certain circumstances, including circumstances involving an uncured breach of representations, warranties or covenants by EFIN, an alternative acquisition proposal and changes in the recommendation of the EFIN board of directors, EFIN may be required to pay to Mercantile a termination fee equal to $3,680,000. This termination fee could discourage other companies from seeking to acquire or merge with EFIN. For more information, see “The Merger Agreement — Termination Fee” beginning on page 68.

Expenses and Fees

Each party will bear all of its respective expenses incurred in connection with the merger and the transactions contemplated by the merger agreement.

Amendment, Waiver and Extension of the Merger Agreement (page 68)

Prior to the effective time of the merger, any provision of the merger agreement may be (a) waived by the party benefited by the provision or (b) amended or modified by an agreement in writing among the parties, except that after approval of the merger agreement by the EFIN shareholders, there may not be, without further approval of such shareholders, any amendment which by law requires the approval of the EFIN shareholders.

Ancillary Agreements to the Merger Agreement (page 69 and Annexes B and C)

Voting Agreement

As a condition to Mercantile entering into the merger agreement, the directors and executive officers of EFIN collectively having voting power over shares constituting approximately 7.2% of the outstanding shares of EFIN common stock as of the record date entered into a voting agreement in the form attached as Exhibit A to the merger agreement. The voting agreement requires, among other things, that the directors and officers party thereto vote all of their shares of EFIN common stock in favor of approval of the merger agreement and the transactions contemplated thereby and against approval of any acquisition proposal or any other proposal made in opposition to or in competition with the voting agreement or the merger agreement and generally prohibits them from transferring their shares of EFIN common stock prior to the termination of the EFIN voting agreement. The voting agreement will terminate upon the earlier of (i) the effective time of the merger, or (ii) the termination of the merger agreement in accordance with its terms.

Bank Merger Agreement

Pursuant to the merger agreement and after the effective time of the merger, Mercantile may in its sole discretion cause Mercantile Bank and EFIN Bank to enter into a bank merger agreement (which we refer to as the “bank merger agreement”) to consolidate EFIN Bank with and into Mercantile Bank, with Mercantile Bank as the surviving entity. For a period of time following the merger, Mercantile intends to operate as a two-bank holding company. Mercantile does not plan to consolidate EFIN Bank into Mercantile Bank until the first quarter of 2027.

No Dissenters’ Rights (page 53)

Under Michigan law, neither holders of shares of Mercantile common stock or EFIN common stock are entitled to dissenters’ rights in connection with the merger.

Comparison of Shareholders’ Rights (page 84)

Although both Mercantile and EFIN are Michigan corporations, the rights of EFIN shareholders will change as a result of the merger due to differences in their respective governing documents. See “Comparison of Shareholders’ Rights” beginning on page 84 for a description of the material differences in shareholders’ rights under each of the Mercantile and EFIN governing documents.

Accounting Treatment (page 71)

Mercantile will account for the merger as a business combination using the acquisition method of accounting for financial reporting purposes.

Material U.S. Federal Income Tax Consequences of the Merger (page 72)

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the respective obligations of Mercantile and EFIN to complete the merger that each of Mercantile and EFIN receives a tax opinion from its respective outside legal counsel, dated the effective time of the merger, to that effect. Based upon a qualification of the merger as a “reorganization” under the Code, EFIN shareholders generally will not recognize gain or loss with respect to the merger consideration that they receive in the merger, except with respect to (i) the cash consideration they receive and (ii) any cash they receive in lieu of receiving a fractional share of Mercantile common stock.

The U.S. federal income tax consequences described above may not apply to all holders of EFIN common stock. Your tax consequences will depend on your individual situation. In addition, you may be subject to other U.S. federal, state, local or non-U.S. tax laws that are not discussed in this proxy statement/prospectus. Accordingly, Mercantile and EFIN strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you in light of your own circumstances.

To review the tax consequences of the merger to EFIN shareholders in greater detail, see the section “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 72.

Risk Factors (page 21)

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors described under the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 21.

COMPARATIVE MARKET PRICES

The following table shows the closing prices of Mercantile common stock and EFIN common stock as reported on July 21, 2025, the last trading day before the date of public announcement of the merger, and on October 16, 2025, the last practicable trading day before the date this proxy statement/prospectus was printed and mailed. This table also presents the pro forma equivalent per share value of a share of EFIN common stock on those dates. The pro forma equivalent per share value was calculated by multiplying the closing price of Mercantile common stock on those dates by 0.7116, the exchange ratio in the merger, and adding the fixed consideration of $32.32 payable for each share of EFIN common stock.

	Mercantile Common Stock	EFIN Common Stock	Cash Consideration Per Share of EFIN Common Stock	Pro Forma Equivalent Value of One Share of EFIN Common Stock
July 21, 2025	$48.75	$43.50	$32.32	$67.01
October 16, 2025	$43.14	$63.00	$32.32	$63.02

The market price of Mercantile common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the merger. Consequently, the total dollar value of the Mercantile common stock that you will receive upon completion of the merger may be significantly higher or lower than its value as of the date of this proxy statement/prospectus. We advise you to obtain current market quotations for Mercantile common stock and EFIN common stock. We can provide no assurance as to future prices of Mercantile common stock or EFIN common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements about the financial condition, results of operations, earnings outlook and business plans, goals, expectations and prospects of Mercantile, EFIN and the combined company following the proposed merger and statements for the period after the merger. Words such as “anticipate,” “assume,” “believe,” “contemplate,” “estimate,” “expect,” “forecast,” “future,” “goal,” “indicate,” “intend,” “likely,” “mission,” “objective” “outlook,” “plan,” “potential,” “project,” “seek,” “should,” “strategy,” “strive,” “target,” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Mercantile, EFIN, the proposed merger or the combined company following the merger often identify forward-looking statements, although not all forward-looking statements contain such words.

These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this proxy statement/prospectus and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the merger; the expected timing of the completion of the merger; the ability to complete the merger; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, including the execution of integration plans; any statements of expectation or belief and any statements of assumptions underlying any of the foregoing.

The forward-looking statements contained or incorporated by reference in this proxy statement/prospectus reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Such risks and uncertainties include, among others, the following possibilities:

•

the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including a termination of the merger agreement under circumstances that could require EFIN to pay a termination fee to Mercantile;

•

the inability to complete the merger contemplated by the merger agreement due to the failure to satisfy conditions necessary to close the merger, including the receipt of the requisite approval of EFIN shareholders;

•	the risk that a regulatory approval that may be required for the merger is not obtained or is obtained subject to conditions that are not anticipated;

•	risks associated with the timing of the completion of the merger;

•	management’s time and effort may be diverted to the resolution of merger-related issues;

•	the risk that the businesses of Mercantile and EFIN will not be integrated successfully, or such integration may be more difficult, time-consuming or costly than expected;

•	Mercantile’s ability to achieve the synergies and value creation contemplated by the proposed merger with EFIN;

•	the expected growth opportunities or costs savings from the merger with EFIN may not be fully realized or may take longer to realize than expected;

•	revenues following the merger may be lower than expected as a result of losses of customers or other reasons;

•

potential deposit attrition, higher than expected costs, customer loss and business disruption associated with Mercantile’s integration of EFIN, including, without limitation, potential difficulties in maintaining relationships with key personnel;

•	the outcome of any legal proceedings that may be instituted against Mercantile or EFIN or their respective boards of directors;

•	general economic conditions, either globally, nationally, or in the specific markets in which Mercantile or EFIN operate;

•	limitations placed on the ability of Mercantile and EFIN to operate their respective businesses by the merger agreement;

•

the effect of the announcement of the merger on Mercantile’s and EFIN’s business relationships, employees, customers, suppliers, vendors, other partners, standing with regulators, operating results and businesses generally;

•	customer acceptance of the combined company’s products and services;

•	the amount of any costs, fees, expenses, impairments and charges related to the merger;

•	fluctuations in the market price of Mercantile common stock and the related effect on the market value of the merger consideration that EFIN shareholders will receive upon completion of the merger;

•	the dilution caused by Mercantile’s issuance of additional shares of its common stock in the merger or related to the merger;

•

risks related to the integration of any acquired businesses, including exposure to potential asset quality and credit quality risks and unknown or contingent liabilities, risks related to entering a new geographic market, the time and costs associated with integrating systems, technology platforms, procedures and personnel, the ability to retain key employees and maintain relationships with significant customers, the need for additional capital to finance such transactions, and possible failures in realizing the anticipated benefits from acquisitions;

•

general economic and business conditions in Mercantile’s and EFIN’s local markets, including conditions affecting employment levels, interest rates, inflation, the threat of recession, volatile equity capital markets, property and casualty insurance costs, collateral values, customer income, creditworthiness and confidence, spending and savings that may affect customer bankruptcies, defaults, charge-offs and deposit activity; and the impact of the foregoing on customer and client behavior (including the velocity and levels of deposit withdrawals and loan repayment);

•

changes in the interest rate environment (including changes to the federal funds rate and the impact on, the level and composition of deposits (as well as the cost of, and competition for, deposits), loan demand, liquidity and the values of loan collateral, securities and market fluctuations, and interest rate sensitive assets and liabilities), and competition in Mercantile’s and EFIN’s markets may result in increased funding costs or reduced earning assets yields, thus reducing margins and net interest income;

•

the ability to comply with applicable capital and liquidity requirements, including the ability to generate liquidity internally or raise capital on favorable terms, including continued access to the debt and equity capital markets;

•

the risk that a future economic downturn and contraction could have a material adverse effect on Mercantile’s and EFIN’s capital, financial condition, credit quality, results of operations and future growth, including the risk that the strength of the current economic environment could be weakened by the continued impact of elevated or rising interest rates and inflation;

•

factors that can impact the performance of Mercantile’s and EFIN’s respective loan portfolios, including real estate values and liquidity in primary market areas, the financial health of borrowers and the success of various projects that Mercantile and EFIN finance;

•	the impact of prolonged elevated interest rates;

•	the ability to successfully manage credit risk and the sufficiency of the allowance for credit losses;

•	the institution and outcome of litigation and other legal proceedings against us or to which we may become subject to and the potential effect on our reputation;

•	the impact of recent and future legislative and regulatory changes;

•

uncertainties surrounding geopolitical events, trade policy, taxation policy, and monetary policy which continue to impact the outlook for future economic growth, including U.S. imposition of tariffs against Mexico, Canada, and China and consideration of responsive actions by these nations or the expansion of import fees and tariffs among a larger group of nations, which is bringing greater ambiguity to the outlook for future economic growth;

•

the potential implementation of a regulatory reform agenda under the new presidential administration that is significantly different than that of the prior administration, impacting rulemaking, supervision, examination and enforcement priorities of the federal banking agencies;

•

the ability to identify and address cyber-security risks, fraud and systems errors, including the impact on reputation and the costs and effects required to address such risks, fraud and systems errors;

•

the effects of war or other conflicts, civil unrest, acts of terrorism, acts of God, natural disasters, health emergencies, epidemics or pandemics, climate changes, or other catastrophic events that may affect general economic conditions or cause other disruptions and/or increase costs, including, but not limited to, property and casualty and other insurance cost;

•

risks related to rapidly changing discussions and regulations surrounding environmental, social and governance (“ESG”) strategies and initiatives, the scope and pace of which could alter Mercantile’s or EFIN’s reputation and shareholder, associate, customer and third-party affiliations, or induce shareholder activism; and

•

other risks and uncertainties identified in this proxy statement/prospectus under the heading “Risk Factors” and detailed from time to time in Mercantile’s SEC filings including, without limitation, in Mercantile’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 3, 2025, and in any updates to those risk factors in Mercantile’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Any forward-looking statements made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, are subject to the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus. Mercantile and EFIN do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made, unless and only to the extent otherwise required by law. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Mercantile, EFIN or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus.

RISK FACTORS

An investment in Mercantile common stock in connection with the merger involves risks. In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section entitled “Cautionary Note Regarding Forward Looking Statements,” and the risk factors included in Mercantile’s Annual Report on Form 10-K for the year ended December 31, 2024 and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, you should carefully consider the following risk factors in deciding whether to vote to approve the merger agreement. You should keep these risk factors in mind when you read forward-looking statements in this document and in the documents incorporated by reference into this document. You should also consider the other information in this document and the other documents incorporated by reference into this document. Please see the sections entitled “Additional Information” in the forepart of this document and “Where You Can Find More Information” beginning on page 92.

Because the market price of Mercantile common stock will fluctuate, EFIN shareholders cannot be certain of the precise value of the merger consideration they will be entitled to receive.

Pursuant to the merger agreement, each share of EFIN common stock issued and outstanding immediately prior to the effective time (except shares owned by EFIN, Mercantile, or Merger Sub, in each case other than shares held in any company benefit plan or related trust accounts or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted) will receive the right to receive 0.7116 shares of Mercantile common stock. No fractional shares of Mercantile common stock will be issued in the merger and holders of EFIN common stock will be entitled to receive cash in lieu of fractional shares. The exchange ratio is fixed and only subject to adjustment in certain limited circumstances (as set forth in the merger agreement).

The market value of Mercantile common stock may vary from the market value on the date Mercantile and EFIN announced the merger, on the date that this proxy statement/prospectus is mailed, on the date of the EFIN shareholder meeting and on the date the merger is completed and thereafter due to fluctuations in the market price of Mercantile common stock. Any fluctuation in the market price of Mercantile common stock after the date of this proxy statement/prospectus will change the value of the shares of Mercantile common stock that EFIN shareholders will receive as part of the stock consideration. EFIN has the right to terminate the merger agreement if (i) the volume weighted average closing price of Mercantile’s common stock for the ten (10) consecutive trading days ending on the determination date is less than $40.54; and (ii) Mercantile common stock underperforms the Nasdaq Bank Index by more than 17.5% during the same period. If EFIN elects to exercise this termination right pursuant to Section 10.1(i) of the merger agreement, EFIN must provide written notice to Mercantile within one (1) business day after the determination date. Within five (5) business days of receiving written notice of EFIN’s intent to terminate the merger agreement pursuant to Section 10.1(i), Mercantile has the right, but not the obligation, to increase the exchange ratio, which would result in additional shares of Mercantile common stock being issued, in accordance with the formula set forth in the merger agreement to prevent a termination by EFIN. As a result, the number of shares of Mercantile common stock that EFIN shareholders will receive in the merger may fluctuate with the market price of Mercantile common stock and will not be known at the time EFIN shareholders vote on the merger.

Stock price changes may result from a variety of factors that are beyond the control of Mercantile and EFIN, including but not limited to general market and economic conditions, changes in their respective businesses, operations and prospects and regulatory considerations. Therefore, at the time of the EFIN shareholder meeting, EFIN shareholders will not know the precise market value of the merger consideration they may receive at the effective time of the merger. EFIN shareholders should obtain current sale prices for shares of Mercantile common stock before voting their shares at the EFIN shareholder meeting.

Because EFIN common stock is quoted on the OTCID, it is difficult to determine how the fair value of EFIN common stock compares with the merger consideration.

EFIN common stock is quoted on the OTCID. EFIN’s common stock has traded only sporadically and in limited volume. Over-the-counter market quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions, and do not necessarily reflect the intrinsic or market values of the common stock.

The merger may not be consummated unless important conditions are satisfied.

Mercantile and EFIN expect the merger to close in the fourth quarter of 2025, but the acquisition is subject to the satisfaction of a number of closing conditions. Satisfaction of many of these conditions is beyond Mercantile’s and EFIN’s control. If these conditions are not satisfied or waived, the merger will not be completed or may be delayed and each of Mercantile and EFIN may lose some or all of the intended benefits of the merger. Certain of the conditions that remain to be satisfied include, but are not limited to:

•	the approval of the merger agreement by the requisite vote of EFIN shareholders;

•

the receipt of all required regulatory approvals or waivers, including the approval or waiver from the Federal Reserve, and any approvals of the FDIC and the DIFS, as applicable, in each case without the imposition of a restriction or condition that would materially restrict or burden Mercantile or its subsidiaries measured on a consolidated basis;

•

the absence of any injunction, order or decree restraining, enjoining or otherwise prohibiting the merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger illegal;

•

the effectiveness under the Securities Act, of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, and the absence of the issuance of a stop order or the initiation or threat by the SEC of proceedings for that purpose;

•	the listing of the shares of Mercantile common stock issuable pursuant to the merger on Nasdaq, subject to official notice of issuance;

•	the continued accuracy of the representations and warranties made by the parties in the merger agreement;

•	the performance in all material respects by each party of its obligations under the merger agreement;

•

each party’s receipt of a tax opinion from its respective outside legal counsel, dated as of the effective time of the merger, that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code;

•	each party’s receipt of a legal opinion from its respective outside legal counsel, dated as of the effective time of the merger, in a form reasonably acceptable to each party;

•	each party’s receipt of an officer’s certificate from its respective chief executive officer and chief financial officer, dated as of the effective time of the merger; and

•

no change in the financial condition, assets or business of either party and its subsidiaries that has had or would reasonably be expected to have a “material adverse effect” as that term is defined in the merger agreement.

As a result, the merger may not close as scheduled or at all. In addition, either Mercantile or EFIN may terminate the merger agreement under certain circumstances. For additional information regarding the conditions to the merger, see “The Merger Agreement — Conditions to Complete the Merger” beginning on page 66 and “The Merger Agreement —Termination of the Merger Agreement” beginning on page 67 .

Regulatory approvals may not be received, may take longer than expected or may impose conditions that Mercantile does not anticipate or cannot be met.

Before the transactions contemplated by the merger agreement may be completed, various approvals or consents must be obtained from various federal and state governmental entities. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although Mercantile and EFIN do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Mercantile following the merger, any of which might have a material adverse effect on Mercantile following the merger. Mercantile is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger impose certain burdensome conditions on Mercantile or EFIN, as described more fully in “The Merger — Regulatory Approvals Required for the Merger” beginning on page 53.

EFIN’s executive officers and directors have interests in the merger in addition to or different from the interests that they share with you as an EFIN shareholder.

Some of EFIN’s executive officers participated in negotiations of the merger agreement with Mercantile, and the EFIN board of directors approved the merger agreement and is recommending that EFIN shareholders vote to approve the merger agreement. In considering these facts and the other information included in or incorporated by reference into this proxy statement/prospectus, you should be aware that certain of EFIN’s executive officers and directors have economic interests in the merger that are different from or in addition to the interests that they share with you as an EFIN shareholder. These interests include, as a result of the merger, payments under existing change-in-control severance agreements with EFIN for certain executive officers, the accelerated vesting of equity awards issued to certain executive officers of EFIN, and rights to continued indemnification and insurance coverage under the merger agreement. These interests and arrangements may create potential conflicts of interest and may influence or may have influenced the directors and executive officers of EFIN to support or approve the merger and the merger agreement. For further discussion of the interests of EFIN’s directors and officers in the merger, see “The Merger — Interests of EFIN’s Directors and Executive Officers in the Merger” beginning on page 50.

The fairness opinion delivered by EFIN’s financial advisor to the EFIN board of directors will not reflect changes in circumstances between the date of such opinion and the completion of the merger.

Piper Sander, EFIN’s financial advisor, delivered its fairness opinion to the EFIN board of directors on July 21, 2025 to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sander in rending its opinion as set forth therein, the merger consideration was fair from a financial point of view, to the holders of EFIN common stock. Such opinion has not been updated as of the date of this proxy statement/prospectus and will not be updated at, or prior to, the time of the completion of the merger. Changes in the operations and prospects of Mercantile and EFIN, general market and economic conditions and other factors that may be beyond the control of Mercantile and EFIN may alter the value of Mercantile or EFIN or the prices of shares of Mercantile common stock or EFIN common stock by the time the merger is completed. The opinion does not speak as of the time the merger is completed or as of any date other than the date of the opinion, nor does it contemplate any adjustments to the merger consideration. Management of EFIN is not aware of any material changes in EFIN’s operations or performance since the delivery of the Piper Sander opinion or that are anticipated to occur before the EFIN shareholder meeting takes place or before the merger is completed. A copy of the opinion is included as Annex D to this proxy statement/prospectus. For a description of the opinion that EFIN received from its financial advisor, please refer to “The Merger — Opinion of EFIN’s Financial Advisor” beginning on page 39.

The merger agreement contains provisions granting both Mercantile and EFIN the right to terminate the merger agreement in certain circumstances.

The merger agreement contains certain termination rights, including the right, subject to certain exceptions, of either party to terminate the merger agreement if the merger is not completed on or prior to June 30, 2026. If the merger is not completed, the ongoing business of EFIN could be adversely affected and EFIN will be subject to several risks, including the risks described elsewhere in this “Risk Factors” section. In addition, EFIN may provide Mercantile with notice of its intention to terminate the merger agreement as a result of certain changes in the trading price of Mercantile common stock relative to the performance of the Nasdaq Bank Index; however, Mercantile has the option to adjust the merger consideration to prevent such a termination of the merger agreement. See “The Merger Agreement — Termination of the Merger Agreement” beginning on page 67.

Termination of the merger agreement could negatively impact EFIN and Mercantile.

If the merger agreement is terminated before the effective time, there may be various consequences. For example, EFIN’s business may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Also, EFIN will have incurred substantial expenses in connection with the proposed merger without realizing the benefits of the merger. If the merger agreement is terminated and the EFIN board of directors seeks another merger or business combination, EFIN shareholders cannot be certain that EFIN will be able to find a party willing to pay the equivalent or greater consideration than that which Mercantile has agreed to pay in the merger. In addition, if the merger agreement is terminated under certain circumstances, EFIN may be required to pay Mercantile a termination fee. See “The Merger Agreement — Effect of Termination” beginning on page 68.

Further, if the merger agreement is terminated and the merger is not consummated, Mercantile’s stock price may decline to the extent that its current market price reflects a market assumption that the merger will be completed. In addition, the reputation of Mercantile as an acquiror may be harmed and, as a result, it may make it more difficult for Mercantile to consummate future acquisitions.

Mercantile and EFIN will incur significant, non-recurring merger-related transaction and integration costs in connection with the merger, which could adversely affect either company’s financial condition and results of operations.

Mercantile and EFIN each have incurred and expect to continue to incur substantial costs in connection with the negotiation and completion of the merger and combining the businesses and operations of the two companies, and additional unanticipated transaction- and merger-related costs may be incurred prior to or following the consummation of the merger. Whether or not the merger is consummated, Mercantile and EFIN expect to continue to incur substantial expenses associated with planning for and completing the merger and combining the operations of the two companies, including non-recurring expenses such as legal, accounting and financial advisory fees, printing fees, data processing and other fees related to formulating integration and conversion plans. Although Mercantile and EFIN expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction- and merger-related costs over time, this net benefit may not be achieved in the near term, or at all. The costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of Mercantile following completion of the merger.

The termination fees and the restrictions on third party acquisition proposals set forth in the merger agreement may discourage others from trying to acquire EFIN and limit EFIN’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit EFIN’s ability to solicit, initiate, encourage or take any actions to facilitate competing third-party proposals to acquire all or substantially all of EFIN, subject to certain exceptions relating to the exercise of fiduciary duties by the EFIN board of directors. These provisions, which include a $3,680,000 termination fee payable to Mercantile under certain circumstances, might discourage a potential competing acquiror that might have an interest in acquiring all or substantially all of EFIN from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire EFIN than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances under the merger agreement.

Mercantile and EFIN will be subject to business uncertainties and EFIN will be subject to contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Mercantile and EFIN. These uncertainties may impair the ability of Mercantile or EFIN to attract, retain and motivate strategic personnel until the merger is consummated, and could cause customers and others that deal with Mercantile or EFIN to seek to change existing business relationships. Experienced employees in the financial services industry are in high demand, and competition for their talents can be intense. Employees of EFIN may experience uncertainty about their future role with the surviving corporation until, or even after, strategies with regard to the combined company are announced or executed. If any key employees of Mercantile or EFIN depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the surviving corporation, EFIN’s business prior to the effective time of the merger and Mercantile’s business after the effective time of the merger could be harmed. In addition, subject to certain exceptions, EFIN has agreed to operate its business in the ordinary course, and to comply with certain other operational restrictions, prior to the effective time of the merger. See “The Merger Agreement — Covenants and Agreements — Conduct of Business Prior to the Completion of the Merger” beginning on page 62 for a description of the restrictive covenants applicable to EFIN.

The merger with EFIN may distract Mercantile’s management from its other responsibilities.

The acquisition of EFIN could cause Mercantile’s management to focus its time and energies on matters related to the acquisition that otherwise would be directed to the business and operations of Mercantile. Any such distraction on the part of management, if significant, could affect its ability to service existing business and develop new business and adversely affect the business and earnings of Mercantile.

The combined company may be unable to retain Mercantile and/or EFIN personnel successfully after the merger is completed.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by Mercantile and EFIN. It is possible that these employees may decide not to remain with Mercantile and EFIN, as applicable, while the merger is pending or with the combined company after the merger is consummated. If key employees terminate their employment or if an insufficient number of employees are retained to maintain effective operations, the combined company’s business activities may be adversely affected, and management’s attention may be diverted from successfully integrating EFIN to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, Mercantile and EFIN may not be able to locate suitable replacements for any key employees who leave either company or to offer employment to potential replacements on reasonable terms.

Mercantile and EFIN may waive one or more of the conditions to the merger without re-soliciting shareholder approval for the merger.

Each of the conditions to the obligations of Mercantile and EFIN to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of Mercantile and EFIN, if the condition is a condition to both parties’ obligation to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The board of directors of EFIN may evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and re-solicitation of proxies are necessary. EFIN, however, generally does not expect any such waiver to be significant enough to require re-solicitation of shareholders. If any such waiver is not determined to be significant enough to require re-solicitation of shareholders, EFIN will have the discretion to complete the merger without seeking further shareholder approval.

EFIN shareholders will experience a reduction in percentage ownership and voting power of their shares as a result of the merger and will have less influence on the management and policies of Mercantile than they had on EFIN before the merger.

EFIN shareholders will have a much smaller percentage ownership interest and effective voting power in Mercantile compared to their ownership interest and voting power in EFIN prior to the merger. Consequently, EFIN shareholders will have significantly less influence on the management and policies of Mercantile after the merger than they currently have on the management and policies of EFIN. If the merger is consummated, current EFIN shareholders will own approximately 5.4% of the combined company. Accordingly, former EFIN shareholders will own less than the outstanding voting stock of the combined company than current Mercantile shareholders and would, as a result, be outvoted by current Mercantile shareholders if such current Mercantile shareholders voted together as a group.

Future capital needs could result in dilution of shareholder investment.

Mercantile’s board of directors may determine from time to time that there is a need to obtain additional capital through the issuance of additional shares of its common stock or other securities. These issuances would dilute the ownership interests of its shareholders and may dilute the per share book value of Mercantile common stock. New investors may also have rights, preferences and privileges senior to Mercantile’s shareholders which may adversely impact its shareholders.

Shares of Mercantile common stock to be received by holders of EFIN common stock as a result of the merger will have rights different from the shares of EFIN common stock.

Upon completion of the merger, the rights of former EFIN shareholders will be governed by the articles of incorporation of Mercantile, including all amendments thereto, and amended and restated bylaws of Mercantile. Accordingly, certain rights associated with EFIN common stock may differ from the rights associated with Mercantile common stock. See “Comparison of Shareholders’ Rights” beginning on page 84 for a discussion of the different rights associated with Mercantile common stock.

Mercantile may fail to realize some or all of the anticipated benefits of the merger.

The success of the merger will depend on, among other things, Mercantile’s ability to successfully combine the businesses of Mercantile and EFIN. If Mercantile is not able to successfully achieve this objective, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

Mercantile and EFIN have operated and, until the consummation of the merger, will continue to operate independently. It is possible that the integration process or other factors could result in the loss or departure of key employees, the disruption of the ongoing business of Mercantile or inconsistencies in standards, controls, procedures and policies. It is also possible that clients, customers, depositors and counterparties of Mercantile could choose to discontinue their relationships with the combined company post-merger because they prefer doing business with an independent company or for any other reason, which would adversely affect the future performance of the combined company. These transition matters could have an adverse effect on each of Mercantile and EFIN during the pre-merger period and for an undetermined time after the consummation of the merger.

The market price of Mercantile common stock after the merger may be affected by factors different from those affecting EFIN common stock or Mercantile common stock currently.

The results of operations of the combined company, as well as the market price of shares of the common stock of the combined company after the merger, may be affected by factors in addition to those currently affecting Mercantile’s or EFIN’s results of operations and the market prices of shares of Mercantile common stock. Accordingly, the historical financial results of Mercantile and EFIN and the historical market prices of shares of Mercantile common stock may not be indicative of these matters for the combined company after the merger. For a discussion of the business of Mercantile and of certain factors to consider in connection with that business, see the documents incorporated by reference by Mercantile into this proxy statement/prospectus referred to under “Where You Can Find More Information” beginning on page 92.

The market price of the combined company’s common stock may decline as a result of the merger.

The market price of Mercantile’s common stock may decline as a result of the merger if the combined company does not achieve the perceived benefits of the merger or if the effect of the merger on the combined company’s financial results is not consistent with the expectations of financial or industry analysts. In addition, upon completion of the merger, EFIN shareholders will own interests in a combined company operating an expanded business with a different mix of assets, risks and liabilities.

Current Mercantile and EFIN shareholders may not wish to continue to invest in the combined company, or for other reasons may wish to dispose of some or all of their shares of the combined company. Shares of Mercantile common stock that are issued in the merger will be freely tradable without restrictions or further registration under the Securities Act, except that shares of Mercantile common stock received by persons who are or become affiliates of Mercantile for purposes of Rule 144 under the Securities Act, if any, may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. If the merger is completed and if former EFIN shareholders sell substantial amounts of Mercantile common stock in the public market, the market price of Mercantile common stock may decrease. These sales might also make it more difficult for Mercantile to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate.

The merger may fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Each of Mercantile and EFIN intends and expects the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the obligation of each of Mercantile and EFIN to complete the merger is conditioned upon the receipt, by each company, of a U.S. federal income tax opinion to that effect from Mercantile’s and EFIN’s respective tax counsels. Neither Mercantile nor EFIN intends to waive this opinion condition to its obligation to consummate the merger. Each tax opinion represents the legal judgment of counsel rendering the opinion and is not binding on the Internal Revenue Service (“IRS”) or the courts.

If the merger were to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then the exchange of EFIN common stock pursuant to the merger would be a taxable transaction. Pursuant to the merger agreement, EFIN shareholders would receive a combination of cash consideration and stock consideration. In such event, each EFIN shareholder, would be responsible for additional U.S. income taxes related to the merger. Each such EFIN shareholder would recognize a gain or loss equal to the difference between (i) the sum of the fair market value of Mercantile common stock and the amount of cash consideration received by such holder in the merger and (ii) such holder’s adjusted tax basis in the EFIN shares exchanged therefor. The consequences of the merger to any particular shareholder will depend on that shareholder’s individual situation. We strongly urge you to consult your tax advisor to determine the particular tax consequences of the merger to you.

EFIN or Mercantile or both may be subject to claims and litigation pertaining to the merger that could prevent or delay the completion of the merger.

Any lawsuits filed in connection with the proposed merger could prevent or delay completion of the merger and result in substantial costs to EFIN and Mercantile, including any costs associated with indemnification. The defense or settlement of any lawsuit or claim that may be filed seeking remedies against EFIN, its board of directors or Mercantile or its board of directors in connection with the merger that remains unresolved at the effective time of the merger may adversely affect Mercantile’s business, financial condition, results of operations and cash flows.

Risks Related to Mercantile’s Business

You should read and consider risk factors specific to Mercantile’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in Mercantile’s Annual Report on Form 10-K for the year ended December 31, 2024, and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 92 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

EFIN SHAREHOLDER MEETING

Date, Time and Place of the EFIN shareholder meeting

The EFIN shareholder meeting is scheduled to be held on December 19, 2025, at 12:00 pm (local time) at the Lakeview Hills Golf Resort, 6560 E. Peck Road, Lexington, Michigan 48450.

Purpose of the EFIN shareholder meeting

At the EFIN shareholder meeting, EFIN shareholders will be asked to consider and vote on the following proposals:

•	the EFIN merger proposal; and

•	the EFIN adjournment proposal.

Completion of the merger is conditioned on, among other things, EFIN shareholder approval of the EFIN merger proposal. EFIN will transact no business other than as listed above at the EFIN shareholder meeting, except for business properly brought before the EFIN shareholder meeting or any adjournment(s) or postponement(s) thereof.

Recommendation of the EFIN Board of Directors

Based on EFIN’s reasons for the merger described in the section of this proxy statement/prospectus entitled “The Merger — EFIN’s Reasons for the Merger; Recommendation of the EFIN Board of Directors” beginning on page 28, the EFIN board of directors has determined that the merger agreement and the merger are advisable to EFIN and its shareholders and, accordingly, recommends that EFIN shareholders vote “FOR” the EFIN merger proposal and “FOR” the EFIN adjournment proposal (if necessary or appropriate).

Record Date; Shares Entitled to Vote

The EFIN board of directors has fixed the close of business on October 30, 2025 as the record date for the EFIN shareholder meeting, which is the date for determining the holders of EFIN common stock entitled to receive notice of and to vote at the EFIN shareholder meeting. You are entitled to vote if the records of EFIN show that you held shares of EFIN common stock as of the close of business on the record date. Beneficial owners of shares held in the name of a broker, bank or other nominee (“street name”) should instruct their record holder how to vote their shares. As of the close of business on the record date, 1,298,401 shares of EFIN common stock were outstanding and entitled to notice of, and to vote at, the EFIN shareholder meeting or any adjournment(s) or postponement(s) thereof. Each share of common stock has one vote on each matter presented to shareholders. If you are a beneficial owner of shares of EFIN common stock held in “street name” and you want to vote your shares, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum; Vote Required

We will have a quorum and will be able to conduct the business of the EFIN shareholder meeting only if a majority of the outstanding shares of EFIN common stock entitled to vote is represented in person or by proxy at the EFIN shareholder meeting. If you return a valid proxy card or attend the meeting in person, your shares will be counted for determining whether there is a quorum at the EFIN shareholder meeting, even if you abstain from voting. Broker non-votes, if any, will not be included in determining whether a quorum exists. A broker non-vote occurs when a broker, bank or other nominee holding shares of EFIN common stock for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. In the event a quorum is not present on the date of the scheduled meeting, then in accordance with EFIN’s bylaws the meeting may be adjourned by the vote of a majority of the shares present to a further date without further notice other than the announcement at such meeting.

EFIN merger proposal:

•

Vote required: Assuming a quorum is present, approval of the EFIN merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of EFIN common stock entitled to vote at the EFIN shareholder meeting. Approval of the EFIN merger proposal is a condition to the completion of the proposed merger.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or to vote in person at the EFIN shareholder meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the EFIN merger proposal, such action will have the same effect as a vote “AGAINST” the EFIN merger proposal.

EFIN adjournment proposal:

•

Vote required: Assuming a quorum is present, approval of the EFIN adjournment proposal requires the affirmative vote of at least a majority of the shares of EFIN common stock cast at the EFIN shareholder meeting and entitled to vote on the EFIN adjournment proposal.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, it will have no effect on the EFIN adjournment proposal because Michigan law provides that an abstention is not a vote cast. If you fail to submit a proxy or to vote at the EFIN shareholder meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the EFIN adjournment proposal, you will not be deemed to have cast a vote with respect to the EFIN adjournment proposal and it will have no effect on the EFIN adjournment proposal.

Shares Held by Management; EFIN Voting Agreements

Collectively, as of the record date, EFIN’s executive officers and directors had the power to vote, or cause to be voted, 101,378 shares, or approximately 7.8% of the outstanding shares of EFIN common stock. In connection with the execution of the merger agreement directors of EFIN owning in the aggregate 93,248, or approximately 7.2% of the outstanding shares of EFIN common stock, entered into voting agreements with Mercantile pursuant to which they agreed, subject to their fiduciary duties to entertain a superior third-party acquisition proposal under the merger agreement, to vote, or cause to be voted, the shares of EFIN common stock owned by them of record or beneficially, including shares owned by certain other persons over which they have voting control, in favor of the EFIN merger proposal. For more information about the EFIN voting agreements, see “Ancillary Agreements to the Merger Agreement — Voting Agreements,” beginning on page 69.

Voting of Proxies

You may vote in person at the EFIN shareholder meeting or by proxy. To ensure your representation at the EFIN shareholder meeting, EFIN recommends that you vote by proxy even if you plan to attend the EFIN shareholder meeting. You can always change your vote at the EFIN shareholder meeting.

EFIN shareholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank, or other nominee to vote their shares. If your shares are held in “street name” and you wish to ask a question and/or vote at the EFIN shareholder meeting, then you must obtain a “legal proxy” from your record holder entitling you to vote at the EFIN shareholder meeting. The legal proxy must reflect your holdings of shares of EFIN common stock, along with your name.

Voting instructions are included on your proxy form. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. If you are the record holder of your shares of EFIN common stock and submit your proxy without specifying a voting instruction, your shares of EFIN common stock will be voted “FOR” the EFIN merger proposal, “FOR” the EFIN director election proposal and “FOR” the EFIN adjournment proposal. If you return an incomplete instruction card to your broker, bank or other nominee, that nominee will not vote your shares with respect to any matter.

How to Revoke Your Proxy

You may revoke your proxy at any time before it is voted by:

•	filing with the Chief Executive Officer of EFIN a duly executed revocation of proxy prior to the EFIN shareholder meeting;

•	submitting a new properly completed and executed proxy in writing with a later date that is received prior to the EFIN shareholder meeting; or

•

attending the EFIN shareholder meeting and notifying the election officials that you wish to revoke your proxy and vote in person at the EFIN shareholder meeting. See “Attending and participating in the EFIN shareholder meeting,” below, for more information on how EFIN shareholders may vote at the EFIN shareholder meeting.

Attendance at the EFIN shareholder meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

Eastern Michigan Financial Corporation

Attention: William G. Oldford, Jr.

65 N. Howard Ave

Croswell, MI 48422

Attending and participating in the EFIN shareholder meeting

The EFIN shareholder meeting is scheduled to be held on December 19, 2025, at 12:00 (local time) at the Lakeview Hills Golf Resort, 6560 E. Peck Road, Lexington, Michigan 48450. All EFIN shareholders as of the close of business on the record date, or their duly appointed proxies, may participate in the EFIN shareholder meeting.

Shareholders will be provided the opportunity to ask questions and vote on matters submitted to shareholders. Shareholders who wish to vote and ask questions during the EFIN shareholder meeting must be a registered shareholder or a beneficial owner who has obtained a legal proxy. Beneficial owners may join as guests of the EFIN shareholder meeting, but unless they have a legal proxy they will not have the option to vote their shares.

Whether or not you plan to attend the EFIN shareholder meeting, EFIN requests that you complete, sign, date, and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope or follow the instructions on the proxy card to vote by phone or internet. This will not prevent you from voting at the EFIN shareholder meeting but will assure that your vote is counted if you are unable to attend.

Beneficial Owners. If your shares are held in “street name” (i.e., you hold your shares through an intermediary, such as in a stock brokerage account or by a bank or other nominee), and you would like to vote your shares at the EFIN shareholder meeting then you must obtain a legal proxy that reflects your proof of proxy power. The legal proxy must reflect your holdings of shares of EFIN common stock, along with your name.

Proxy Solicitation

EFIN is soliciting your proxy and will pay for this proxy solicitation. Additionally, directors, officers and employees of EFIN and EFIN Bank may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. EFIN will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

No Dissenters’ Rights of Appraisal

Under Section 762(2) of the MBCA, EFIN shareholders will not have dissenters’ rights of appraisal in connection with the merger because the merger consideration will consist of cash and shares of Mercantile common stock, which are listed on Nasdaq.

Please see “The Merger — Dissenters’ Rights,” beginning on page 53, for additional information.

Stock Certificates

You should not send in any certificates representing EFIN common stock at this time. If the merger is approved, you will receive separate instructions for the exchange of your certificates representing EFIN common stock. For more information regarding these instructions, please see the section in this document titled “The Merger Agreement — Conversion of Shares; Exchange of Certificates” beginning on page 58 of this proxy statement/prospectus.

PROPOSAL NO. 1 - EFIN MERGER PROPOSAL

At the EFIN shareholder meeting, EFIN shareholders will be asked to consider and vote on the EFIN merger proposal. Holders of EFIN common stock should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. Details about the merger, including each party’s reasons for the merger, the effect of approval of the merger agreement and the timing of effectiveness of the merger, are discussed in the section entitled “The Merger” beginning on page 33 of this proxy statement/prospectus.

Approval of the EFIN merger proposal requires the presence of a quorum and the affirmative vote of the holders of at least a majority of the outstanding shares of EFIN common stock entitled to vote at the EFIN shareholder meeting.

The EFIN board of directors recommends that EFIN shareholders vote “FOR” approval of the EFIN merger proposal.

PROPOSAL NO. 2 - EFIN ADJOURNMENT PROPOSAL

EFIN is submitting a proposal for consideration at the EFIN shareholder meeting to authorize the EFIN board of directors to adjourn or postpone the EFIN shareholder meeting, if necessary, (i) to solicit additional proxies if there are insufficient votes at the time of the EFIN shareholder meeting to approve the EFIN merger proposal, (ii) to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to EFIN shareholders, or (iii) to vote on other matters properly before the EFIN shareholder meeting. In the event a quorum is present but EFIN has not received sufficient votes to approve the EFIN merger proposal by the time of the meeting, the EFIN board of directors would need to adjourn the EFIN shareholder meeting in order to solicit additional proxies. EFIN is not required to give notice of the time and place of the adjourned meeting if the new time and place is announced at the EFIN shareholder meeting before adjournment, unless the EFIN board of directors fixes a new record date for the EFIN shareholder meeting.

Approval of the EFIN adjournment proposal requires the presence of a quorum and the affirmative vote of at least a majority of the shares of EFIN cast on the EFIN adjournment proposal. Abstentions and broker non-votes will have no effect on the EFIN adjournment proposal.

The EFIN board of directors recommends that EFIN shareholders vote “FOR” the EFIN adjournment proposal or to vote on other matters properly before the EFIN shareholder meeting.

THE MERGER

The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A and Annex A-2 to this proxy statement/prospectus and incorporated herein by reference. Mercantile and EFIN urge you to read carefully this entire proxy statement/prospectus, including the merger agreement attached as Annex A and Annex A-2, for a more complete understanding of the merger.

Terms of the Merger

Each of the boards of directors of Mercantile and EFIN has approved the merger agreement and the transactions contemplated thereby including, in the case of the Mercantile board of directors, the issuance of shares of Mercantile common stock as merger consideration. The merger agreement provides that, subject to the terms and conditions set forth in the merger agreement, EFIN will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity. Immediately thereafter, Merger Sub will be merged upstream into Mercantile, with Mercantile as the surviving entity. Mercantile will then operate for a period of time as a two-bank holding company. Following Mercantile’s expected conversion of its core processing system in the first quarter of 2027, pending approval of all regulatory authorities, EFIN Bank, EFIN’s wholly-owned banking subsidiary, will merge with and into Mercantile Bank, Mercantile’s wholly-owned banking subsidiary, with Mercantile Bank as the surviving bank.

Each share of Mercantile common stock issued and outstanding immediately prior to the effective time, except for certain excluded shares as contemplated in the merger agreement, such as shares held by EFIN, Mercantile or Merger Sub that are not shares held in an EFIN benefit plan or related trust account, or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted, will be converted in the right to receive (i) $32.32 per share, plus (ii) 0.7116 fully paid and nonassessable shares of Mercantile common stock, each subject to adjustment as described in the merger agreement and herein.

As a result of the foregoing, based on the number of shares of EFIN common stock and Mercantile common stock outstanding as of July 22, 2025, the date of the merger agreement, it is expected that EFIN shareholders will hold approximately 5.4%, and Mercantile shareholders will hold approximately 94.6%, of the shares of Mercantile outstanding immediately after the effective time of the merger.  An illustration of the value of the per share merger consideration as of (i) the last trading date prior to the announcement of the merger, and (ii) the latest practicable trading date before the date of this proxy statement/prospectus is reflected in the following table:

Date	Closing Price of Mercantile Common Stock	Stock Consideration	Per Share Stock Consideration(2)	Implied Aggregate Value of Per Share Stock Consideration(1)	Cash Consideration	Per Share Merger Consideration	Implied Aggregate Value of Per Share Merger Consideration
July 21, 2025(4)	$48.75	923,942 shares(1)	0.7116 shares	$45,042,180	$41,964,320(3)	$67.01(3)	$87,006,500(3)
October 16, 2025(5)	$43.14	924,410 shares(6)	0.7116 shares	$39,879,033	$41,985,555(7)	$63.02(7)	$81,864,588(7)

(1)

Assumes there is no adjustment to the stock consideration. For a discussion of the possible adjustments to the merger consideration, see the section of this document entitled “The Merger Agreement — Merger Consideration,” beginning on page 56.

(2)	Calculated based on 1,298,401 shares of EFIN common stock issued and outstanding as of July 21, 2025.

(3)

Does not include the value of 259,348 unexercised stock options outstanding as of July 21, 2025, at the weighted average exercise price of $32.06 per share. For purposes of estimating the overall merger consideration, the aggregate value of EFIN options, based on Mercantile’s 30-day volume-weighted average price of $47.05 as of July 21, 2025 was equal to approximately $8,750,604 million, making aggregate deal value inclusive of option consideration equal to approximately $95,757,104. The actual per share merger consideration will vary with and be dependent upon the volume-weighted average closing price of a share of Mercantile common stock on Nasdaq for the ten (10) consecutive trading days ending on (and including) the determination date, using volume and closing price information as reported by Bloomberg L.P. See the section of this document entitled “The Merger Agreement — Treatment of EFIN Equity Awards,” beginning on page 58.

(4)	The last full trading day before public announcement of the merger agreement.

(5)	The latest practicable trading day before the date of this document.

(6)	Calculated based on 1,299,058 shares of EFIN common stock issued and outstanding as of October 16, 2025.

(7)

Does not include the value of 255,642 unexercised stock options outstanding at October 16, 2025, at the weighted average exercise price of $32.11 per share. The aggregate value of EFIN options, based on Mercantile’s 30-day volume-weighted average price of $46.04 as of October 16, 2025, was equal to approximately $8,429,044 million, making aggregate deal value inclusive of option consideration equal to approximately $90,293,632 million. See the section of this document entitled “The Merger Agreement — Merger Consideration,” beginning on page 56.

EFIN has the right to terminate the merger agreement if (i) the volume weighted average closing price of Mercantile’s common stock for the ten (10) consecutive trading days ending on the determination date is less than $40.54; and (ii) Mercantile common stock underperforms the Nasdaq Bank Index by more than 17.5% during the same period. If EFIN elects to exercise this termination right pursuant to Section 10.1(i) of the merger agreement, EFIN must provide written notice to Mercantile within one (1) business day after the determination date. Within five (5) business days of receiving written notice of EFIN’s intent to terminate the merger agreement pursuant to Section 10.1(i), Mercantile has the right, but not the obligation, to increase the exchange ratio, which would result in additional shares of Mercantile common stock being issued, in accordance with the formula set forth in the merger agreement to prevent a termination by EFIN. As a result, the number of shares of Mercantile common stock that EFIN shareholders will receive in the merger may fluctuate with the market price of Mercantile common stock and will not be known at the time EFIN shareholders vote on the merger.

Mercantile will not issue any fractional shares of Mercantile common stock in the merger. Instead, an EFIN shareholder who otherwise would have received a fraction of a share of Mercantile common stock will receive an amount in cash (without interest and rounded to the nearest cent) determined by multiplying (i) the fractional share interest to which such shareholder would otherwise be entitled to receive by (ii) the volume-weighted average of the closing price per share of Mercantile common stock as reported on Nasdaq during the ten (10) consecutive trading days ending on the determination date on which all the regulatory approvals necessary for consummation of the merger have been received (rounded to the nearest whole cent as provided by Bloomberg L.P.).

At the effective time of the merger, each option to purchase shares of EFIN common stock, whether vested or unvested, that is then-outstanding and which has not been exercised or canceled prior thereto will fully vest and be canceled and, on the date of the effective time of the merger, the holder thereof will be entitled to receive from Mercantile or Mercantile Bank, cash in an amount equal to the product of (i) the number of shares of EFIN common stock provided for in each such option, and (ii) the excess, if any, of (x) the per share merger consideration over (y) the exercise price of such stock option, minus (iii) all applicable federal, state, and local taxes required to withheld by the surviving corporation. Any option for which the exercise price exceeds the per share cash equivalent consideration will be canceled as of the effective time of the merger without payment.

EFIN shareholders are being asked to approve the EFIN merger proposal. See the section of this proxy statement/prospectus entitled “The Merger Agreement” beginning on page 56 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

Over the past several years, EFIN’s board of directors has periodically discussed and reviewed EFIN’s business, performance and prospects and has considered various strategic alternatives for the company. In the context of such reviews, the strategic alternatives considered by EFIN’s board of directors have included continuing its on-going operations as an independent institution, acquiring other depository institutions branch offices, acquiring other banks, and entering into a strategic merger with a similarly sized or larger institution. The EFIN board of directors also reviewed, with input from investment banking firms, the competitive environment in EFIN’s market area and merger and acquisition activity in the financial services industry in general and in the Michigan market area in particular.

During the period of December 2024 through February 2025, as a result of informal introductions by representatives of Piper Sandler, EFIN’s President and CEO William G. Oldford, Jr. met with the CEOs of six potential merger partners. Of those, five potential merger partners informally indicated an interest in participating in an exploratory merger process if one were to occur. On March 17, 2025, the board of directors met to discuss EFIN’s strategic alternatives. The board discussed the competitive environment in which EFIN operates, increased regulatory burdens, the uncertain operating climate going forward and EFIN’s operating model and future prospects for growth as an independent company, including an alternative for growth through merger. After these discussions, the board received presentations from representatives of Piper Sandler and another nationally recognized investment banking firm. Each firm provided an overview of the market for financial institution mergers, potential merger partners, and related matters. At the conclusion of the meeting the board authorized management to move forward to negotiate an engagement letter with Piper Sandler. On March 25, 2025, the board of directors authorized the retention of Shumaker, Loop & Kendrick, LLP (“Shumaker”) as special legal counsel. On April 14, 2025, EFIN executed an engagement letter with Piper Sandler as exclusive financial advisor.

During late April 2025 and early May 2025 Piper Sandler worked with senior management of EFIN to prepare confidential marketing materials and to establish an electronic data room that could be accessed by interested parties who executed non-disclosure agreements (“NDAs”). During discussions with EFIN’s board of directors and subsequently with EFIN management, a universe of potential counterparties was reviewed with Piper Sandler. Of this group, seven potential merger partners executed NDAs. In late May as a result of an inquiry by an investment banking firm directed to Piper Sandler, one additional potential merger partner was added to the process.

Following a review of the materials provided, seven institutions that executed an NDA submitted non-binding indications of interest at the end of May 2025, including Mercantile.

The EFIN board of directors met in person on June 2, 2025, to consider the seven non-binding indications of interest that had been received. Representatives of Piper Sandler and Shumaker participated in person in the board meeting. Shumaker advised the members of the board as to their fiduciary duties and responsibilities in considering a merger under Michigan law. Piper Sandler reviewed the details of the indications of interest including a comprehensive review of the terms of each proposal and a comprehensive review of the financial impact of the proposals. Piper Sandler also reviewed and compared the financial performance and stock valuation, performance and outlook of each of the potential partners. Two of the potential partners were credit unions offering all cash proposals, one of which presented a proposal that was the highest indicated transaction value. All of the other parties submitted proposals with some or all of the merger consideration to be in the form of their common stock issued in a tax-free merger under federal tax laws and regulations. Of those remaining indications of interest there were two proposals of approximately equal indicated transaction value from bank holding companies representing the next highest indicated transaction values. The board discussed with Piper Sandler and Shumaker the potential issues associated with each of the proposals, including pursuing a transaction with a credit union. After a full discussion of the financial and nonfinancial terms of the proposals and a review the factors associated with each of the potential merger partners, the board of directors believed that the indications of interest submitted by the two bank holding companies presented the best alternatives for EFIN and its shareholders. These two proposals provided the highest indicated transaction values involving consideration to be issued in a tax-free merger thereby permitting EFIN shareholders an opportunity to participate in the future performance of the combined company. As a result, the board instructed Piper Sandler to invite those two potential candidates, of which Mercantile was one, to perform a more detailed and comprehensive due diligence review of EFIN.

From June 2, 2025, through June 30, 2025, the two parties conducted comprehensive due diligence reviews of EFIN. Both parties were invited to meet with members of EFIN’s board and senior management team, which Mercantile completed during June. Prior to meeting with EFIN’s board and senior management, the other potential party withdrew from the process indicating its withdrawal was not a result of any matter discovered during due diligence and related solely to its own decision to exit the process. As a result of the other party’s determination to exit the process, Piper Sandler was directed by the EFIN board to invite another party that had submitted a proposal with a lesser indicated transaction value, but nevertheless a competitive proposal, to participate in additional due diligence and continue in the process. On June 24, 2025, Mercantile submitted a letter of intent. On July 1, 2025, the other party submitted a nonbinding indication of interest.

A special meeting of the board of directors of EFIN was held on July 2, 2025, with representatives of Piper Sandler and Shumaker. During the meeting, Piper Sandler reviewed with the board the two proposals, including the proposal from Mercantile. Mercantile’s letter of intent proposed a transaction with a then implied purchase price of $63.97 per EFIN share, to be paid 50% in cash and 50% in stock, with a fixed exchange ratio for Mercantile’s stock of 0.7116 and cash consideration of $32.32 per each EFIN common share. Piper Sandler provided a detailed analysis of each of the bidders on a stand-alone as well as a pro-forma basis when combined with EFIN and reviewed the process that had been conducted. Given that both Mercantile’s proposal and the other party’s proposal included a stock component, Piper Sandler also discussed with the board the relative valuation, liquidity, dividend policy and earnings per share of Mercantile’s and the other party’s stock compared to both EFIN and the bidders’ peers, as well as the varying tax consequences between stock and cash consideration. Members of the EFIN board of directors asked various questions of Piper Sandler and Shumaker. At the conclusion of the meeting the board of directors determined that the Mercantile proposal was superior to the other party’s proposal and therefore management was authorized to execute the letter of intent presented by Mercantile and to commence, with the assistance of Piper Sandler and Shumaker, the negotiation of the terms of a definitive merger agreement with Mercantile.

On July 3, 2025, Mercantile’s legal counsel, provided Shumaker an initial draft of the merger agreement. From receipt of the initial draft through July 21, 2025, Mercantile and EFIN, with the assistance of their respective legal counsels and financial advisors, continued to negotiate the terms of the definitive merger agreement and related documents. On July 11, 2025, certain members of EFIN management, Mercantile management and their respective financial advisors and legal counsel participated in a virtual meeting to conduct a reverse due diligence review of Mercantile.

EFIN’s board of directors met in person on July 21, 2025, to review the draft merger agreement. Members of Piper Sandler and Shumaker were present in person. Shumaker provided a comprehensive review for the directors of the terms of the merger agreement and the various related agreements contemplated by the merger agreement, copies of which had been provided to the members of the board of directors on July 18, 2025. Representatives of Piper Sandler provided a detailed financial analysis of the transaction. Representatives of Piper Sandler and Shumaker responded to questions from, and participated in discussions with, the directors. At the meeting, Piper Sandler rendered its opinion to the effect that, as of such date and based on the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion the per share merger consideration was fair, from a financial point of view, to the holders of EFIN common stock. After careful and deliberate consideration of the terms of the merger agreement and of the presentations by Piper Sandler and Shumaker as well as the interests of EFIN’s shareholders, the board of directors of EFIN approved the merger agreement and the related documents and authorized management to execute the merger agreement. The transaction was publicly announced before the opening of the market on the morning of July 22, 2025.

EFIN’s Reasons for the Merger; Recommendation

After careful consideration, EFIN’s board of directors, at a meeting held on July 21, 2025, determined that the merger agreement is advisable, fair to, and in the best interests of, EFIN and its shareholders. Accordingly, EFIN’s board of directors adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommends that EFIN shareholders vote “FOR” the approval of the EFIN merger proposal. In reaching its decision to adopt and approve the merger agreement, the agreement and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the EFIN merger proposal, the EFIN board of directors evaluated the merger and the merger agreement in consultation with EFIN’s management, as well as EFIN’s financial and legal advisors, and considered a number of factors, including the following material factors:

●	The review undertaken by the EFIN board of directors, with the assistance of EFIN’s financial and legal advisors, with respect to the strategic alternatives available to EFIN;

●

The challenges facing EFIN as an independent institution and the EFIN board of directors’ belief that combining with a larger financial institution will benefit EFIN’s shareholders and the customers and communities served by EFIN;

●	The consideration being offered to EFIN’s shareholders in relation to the market price, tangible book value per share and earnings per share of EFIN;

●

The fact that the implied value of the merger consideration offered by Mercantile as of July 21, 2025 (the closing price on the day of the EFIN board of directors meeting) of $67.01 for each share of EFIN common stock represented a premium of 54% over the closing price of EFIN common stock on July 21, 2025 and the uncertainty whether or when the EFIN common stock would trade at a level equal to the implied value of the merger consideration. The EFIN board of directors understood that this multiple is favorable relative to multiples received in recent transactions involving comparable financial institutions;

●

The results that could be expected to be obtained by EFIN if it continued to operate independently and the potential future trading value of EFIN common stock compared to the value of the merger consideration offered by Mercantile and the potential future trading value of the shares of Mercantile common stock;

●

The fact that a minimum of 50% of shares of EFIN common stock would be exchanged for Mercantile stock, which allows EFIN shareholders to receive shares of Mercantile common stock in the merger and therefore to participate in the future performance of the combined company;

●	The fact that approximately 50% of the merger consideration at announcement would be in cash and at a fixed amount of value, providing certainty as to its value during the pendency of the merger;

●

The limited prospects for EFIN to grow its franchise through additional acquisitions given the relatively limited number of acquisition prospects available to EFIN as well as the competitive limitations of EFIN to using its stock as currency in any acquisition of another depository institution;

●	The results of discussions with potential merger partners contacted by Piper Sandler, EFIN’s financial advisor;

●

The current and prospective environment in which EFIN operates, including national, regional and local economic conditions, the competitive environment for financial institutions, the increased regulatory burdens on financial institutions, and the uncertainties in the regulatory climate going forward;

●	The scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining EFIN with Mercantile;

●	The complementary geographic locations of the EFIN and Mercantile branch networks;

●	Mercantile’s asset size and capital position, which would give the resulting institution over $6.7 billion in assets;

●	The earnings prospects of the combined companies and the accretion to EFIN’s earnings per share and dividend on an exchange ratio adjusted basis;

●	The additional products offered by Mercantile to its customers and the ability of the resulting institution to provide comprehensive financial services to its customers;

●	EFIN’s and Mercantile’s shared community banking philosophies; and

●

Piper Sandler’s financial analyses of the potential merger and its opinion dated July 21, 2025, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion, the per share merger consideration was fair to EFIN’s common shareholders from a financial point of view. The opinion is attached as Annex D to this document. For a summary of Piper Sandler’s financial analyses, see “The Merger— Opinion of EFIN’s Financial Advisor” below.

The EFIN board of directors also considered a number of potential risks and uncertainties associated with the merger, including, without limitation, the following:

●	The risk that the merger may not be consummated or that the effective time may be unduly delayed, including as a result of factors outside either Mercantile’s or EFIN’s control;

●	The fact that completion of the merger requires the regulatory approval and approval of EFIN’s shareholders;

●

The fact that certain EFIN directors and executive officers have financial interests in the merger in addition to their interests as EFIN shareholders and the manner in which such interests would be affected by the merger;

●	The potential risk of diverting management attention and resources from the operation of EFIN’s business towards the completion of the merger;

●

The restrictions on the conduct of EFIN’s business prior to the completion of the merger, which are customary for merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent EFIN from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of EFIN absent the pending completion of the merger;

●	Certain provisions of the merger agreement prohibit EFIN from soliciting, and limit its ability to respond to, acquisition proposals from third parties;

●	The possibility that EFIN would have to pay a $3,680,000 termination fee to Mercantile if the merger agreement is terminated under certain circumstances;

●

The potential risks associated with achieving anticipated cost synergies and savings and successfully integrating EFIN’s business, operations, and workforce with those of Mercantile and Mercantile Bank;

●

The fact that the exchange ratio is fixed (subject to certain limited adjustments as described in the merger agreement) so that if the market price of Mercantile common stock is lower at the time of the effective time of the merger then at the time of the approval by the board of directors of EFIN, the economic value of the merger consideration to be received by EFIN shareholders in exchange for their shares of common stock will also be lower at the effective time; and

●	The other risks described under the heading “Risk Factors,” beginning on page 21.

In considering the recommendation of the EFIN board of directors, you should be aware that certain directors and officers of EFIN may have interests in the merger that are different from, or in addition to, interests of EFIN shareholders generally and may create potential conflicts of interest. The EFIN board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger, and the other transactions contemplated by the merger agreement, and in recommending to EFIN’s shareholders that they vote in favor of the EFIN merger proposal. See “The Merger — EFIN’s Directors and Executive Officers in the Merger,” beginning on page 50.

The foregoing discussion of the factors considered by the EFIN board of directors is not intended to be exhaustive, but rather includes the material factors considered by the EFIN board of directors. In reaching its decision to adopt and approve the merger agreement and the merger and the other transactions contemplated by the merger agreement, the EFIN board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The EFIN board of directors considered all these factors as a whole, including through its discussions with, and questioning of, EFIN’s management and EFIN’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the EFIN board of directors has adopted and approved the merger agreement, the merger and the transactions contemplated thereby, and recommends that you vote “FOR” the EFIN merger proposal and “FOR” the EFIN adjournment proposal (if necessary or appropriate).

Opinion of EFIN’s Financial Advisor

EFIN retained Piper Sandler to act as financial advisor to EFIN’s board of directors in connection with EFIN’s consideration of a possible business combination. EFIN selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm which specializes in financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Piper Sandler acted as financial advisor to EFIN’s board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the July 21, 2025 meeting at which EFIN’s board of directors considered the merger and the merger agreement, Piper Sandler delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on July 21, 2025, to the effect that, as of such date, the per share merger consideration was fair to the holders of EFIN’s common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex D to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of EFIN common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Piper Sandler’s opinion was directed to the board of directors of EFIN in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of EFIN as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the per share merger consideration to the holders of EFIN common stock and did not address the underlying business decision of EFIN to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for EFIN or the effect of any other transaction in which EFIN might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of EFIN or Mercantile, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.

In connection with its opinion, Piper Sandler reviewed and considered, among other things:

●	a draft of the merger agreement, dated July 17, 2025;

●

certain publicly available financial statements and other historical financial information of EFIN that Piper Sandler deemed relevant, as well as preliminary financial information for EFIN for the quarter ending June 30, 2025, as provided by the senior management of EFIN;

●

certain publicly available financial statements and other historical financial information of Mercantile that Piper Sandler deemed relevant, as well as preliminary financial information for Mercantile for the quarter ending June 30, 2025, as provided by the senior management of Mercantile;

●	certain internal financial projections for EFIN for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of EFIN;

●

preliminary earnings per share estimates for Mercantile for the quarter ending June 30, 2025, as provided by the senior management of Mercantile, as well as publicly available median analyst earnings per share estimates for Mercantile for the quarters ending September 30, 2025 and December 31, 2025 and the year ending December 31, 2026, an estimated annual long-term earnings growth rate for Mercantile for the years ending December 31, 2027 through December 31, 2029 and estimated dividends per share for Mercantile for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Mercantile;

●

the pro forma financial impact of the merger on Mercantile based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as provided by the senior management of Mercantile;

●

the publicly reported historical price and trading activity for EFIN common stock and Mercantile common stock, including a comparison of certain stock market information for EFIN common stock and Mercantile common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

●	a comparison of certain financial and market information for EFIN and Mercantile with similar financial institutions for which information is publicly available;

●	the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available;

●	the current market environment generally and the banking environment in particular; and

●	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of EFIN and its representatives the business, financial condition, results of operations and prospects of EFIN and held similar discussions with certain members of the senior management of Mercantile and its representatives regarding the business, financial condition, results of operations and prospects of Mercantile.

In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by EFIN or Mercantile or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the respective managements of EFIN and Mercantile that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Piper Sandler was not asked to and did not undertake an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of EFIN or Mercantile, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of EFIN or Mercantile. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for credit losses of EFIN or Mercantile, or of the combined entity after the merger, and Piper Sandler did not review any individual credit files relating to EFIN or Mercantile. Piper Sandler assumed, with EFIN’s consent, that the respective allowances for credit losses for both EFIN and Mercantile were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used certain internal financial projections for EFIN for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of EFIN. In addition, Piper Sandler used preliminary earnings per share estimates for Mercantile for the quarter ending June 30, 2025, as provided by the senior management of Mercantile, as well as publicly available median analyst earnings per share estimates for Mercantile for the quarters ending September 30, 2025 and December 31, 2025 and the year ending December 31, 2026, an estimated annual long-term earnings growth rate for Mercantile for the years ending December 31, 2027 through December 31, 2029 and estimated dividends per share for Mercantile for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Mercantile. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of Mercantile. With respect to the foregoing information, the senior management of EFIN confirmed to Piper Sandler that such information reflected (or, in the case of the publicly available median analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of senior management as to the future financial performance of EFIN and Mercantile, respectively, and the other matters covered thereby, and Piper Sandler assumed that the future financial performance reflected in such information would be achieved. Piper Sandler expressed no opinion as to such projections, estimates or judgments, or the assumptions on which they are based. Piper Sandler also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of EFIN or Mercantile since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analyses that EFIN and Mercantile would remain as going concerns for all periods relevant to its analyses.

Piper Sandler also assumed, with EFIN’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on EFIN, Mercantile, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with EFIN’s consent, Piper Sandler relied upon the advice that EFIN received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Piper Sandler expressed no opinion as to any such matters.

Piper Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of EFIN common stock or Mercantile common stock at any time or what the value of Mercantile common stock would be once it is actually received by the holders of EFIN common stock.

In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to EFIN’s board of directors but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to EFIN or Mercantile and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of EFIN and Mercantile and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the per share merger consideration to the holders of EFIN common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of EFIN, Mercantile, and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to EFIN’s board of directors at its July 21, 2025 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of EFIN common stock or Mercantile common stock or the prices at which EFIN or Mercantile common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by EFIN’s board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of EFIN’s board of directors with respect to the fairness of the share merger consideration.

Summary of Proposed Merger Consideration and Implied Transaction Metrics

Piper Sandler reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the merger each share of EFIN common stock issued and outstanding immediately prior to the effective time of the transaction, except for certain shares as set forth in the merger agreement, will be converted into the right to receive (i) $32.32; plus (ii) 0.7116 fully paid and nonassessable shares of Mercantile common stock, subject to adjustment. The exchange ratio multiplied by the final acquiror market value equals the per share merger consideration. At EFIN’s direction and with EFIN’s consent, Piper Sandler assumed that the exchange ratio would not be adjusted. Piper Sandler calculated an aggregate implied transaction value of $96,000,512 and an implied purchase price per share of $66.89 consisting of the implied value of 1,298,401 shares of EFIN common stock and 259,348 EFIN options outstanding with a weighted average strike of $32.06 (assuming a 10-day volume weighted average price) and based on the closing price of Mercantile common stock on July 18, 2025. Based upon financial information for EFIN as of or for the last twelve months (“LTM”) ended June 30, 2025 and the closing price of EFIN’s common stock on July 18, 2025, Piper Sandler calculated the following implied transaction metrics:

Transaction Price Per Share / Tangible Book Value Per Share	165%
Transaction Price Per Share / LTM Earnings	11.6x
Transaction Price Per Share / Estimated 2025 Earnings[1]	12.9x
Transaction Price Per Share / Estimated 2026 Earnings[1]	11.3x
Core Deposit Premium[2]	7.7%
Market Premium as of July 18, 2025	54%

[1] [2]	As provided by EFIN senior management Core deposits defined as total deposits less time deposits with balances greater than $100,000

Stock Trading History

Piper Sandler reviewed the publicly available historical reported trading prices of EFIN common stock and Mercantile common stock for the one-year and three-year periods ended July 18, 2025. Piper Sandler then compared the relationship between the movements in the price of EFIN common stock and Mercantile common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.

EFIN’s One-Year Stock Performance

	Beginning Value July 18, 2024	Ending Value July 18, 2025
EFIN	0%	52.6%
EFIN Peer Group	0%	11.7%
S&P 500 Index	0%	13.6%
Nasdaq Bank Index	0%	8.7%

EFIN’s Three-Year Stock Performance

	Beginning Value July 18, 2022	Ending Value July 18, 2025
EFIN	0%	54.6%
EFIN Peer Group	0%	4.0%
S&P 500 Index	0%	64.4%
Nasdaq Bank Index	0%	12.2%

MBWM’s One-Year Stock Performance

	Beginning Value July 18, 2024	Ending Value July 18, 2025
MBWM	0%	1.5%
MBWM Peer Group	0%	13.9%
S&P 500 Index	0%	13.6%
Nasdaq Bank Index	0%	8.7%

MBWM’s Three-Year Stock Performance

	Beginning Value July 18, 2022	Ending Value July 18, 2025
MBWM	0%	51.5%
MBWM Peer Group	0%	39.4%
S&P 500 Index	0%	64.4%
Nasdaq Bank Index	0%	12.2%

Comparable Company Analyses

Piper Sandler used publicly available information to compare selected financial information for EFIN with a group of financial institutions selected by Piper Sandler. The EFIN peer group included OTC exchange-traded banks headquartered in the continental United States with total assets between $250 million and $1.0 billion, loans / deposits less than 60% as of the most recently reported quarter, but excluded banks without available trading data , LTM ROAA less than 0%, TCE / TA less than 6.0% as of the most recently reported quarter, and targets of announced merger transactions (the “EFIN Peer Group”). The EFIN Peer Group consisted of the following companies:

Century Financial Corporation	HCB Financial Corp.
Chino Commercial Bancorp	Lumbee Guaranty Bank
Citizens Bancorp	Oak View Bankshares, Inc.
Citizens Bancorp of Virginia, Inc.	Peoples Financial Corporation
Citizens National Corporation	The Baraboo Bancorporation, Inc.
Commercial National Financial Corp.	United Tennessee Bankshares, Inc.
Golden Valley Bancshares, Inc.

The analysis compared financial information provided by EFIN senior management for EFIN with publicly available financial information for the EFIN Peer Group as of or for the year ended March 31, 2025 (unless otherwise noted) with pricing data as of July 18, 2025. The table below sets forth the data for EFIN and the median, mean, low and high data for the EFIN Peer Group. Certain financial data prepared by Piper Sandler, as referenced in the table presented below, may not correspond to the data presented in EFIN’s historical financial statements as a result of the different periods, assumptions and methods used by Piper Sandler to compute the financial data presented.

	EFIN¹	EFIN Peer Group Median	EFIN Peer Group Mean	EFIN Peer Group Low	EFIN Peer Group High

Total assets ($mm)	505	567	576	275	867
Loans / Deposits (%)	46.4	55.8	52.4	30.8	58.7
Non-performing assets / Total assets (%)	0.20	0.05	0.13	0.00	0.38
Tangible common equity/Tangible assets (%)	10.4	9.3	9.2	6.4	12.5
Tier 1 Leverage Ratio (%)	11.2	11.4	11.6	7.2	14.5
Total RBC Ratio (%)	18.1	22.6	21.1	16.0	25.6
LTM Return on average assets (%)	1.34	0.93	1.02	0.35	2.43
LTM Return on average equity (%)	15.18	8.73	11.25	4.13	24.01
LTM Net interest margin (%)	3.78	3.24	3.19	2.18	4.37
LTM Efficiency ratio (%)	60.1	71.3	70.3	52.3	90.6
Price/Tangible book value (%)	107	86	88	59	120
Price/LTM Earnings per share (x)	7.6	8.9	9.4	4.5	18.8
Current Dividend Yield (%)	3.7	2.4	2.9	0.0	6.7
Market value ($mm)	56	45	47	14	91

1 EFIN financials as of June 30, 2025; Provided by EFIN senior management.

Note: Financial data for Citizens National Corporation as of or for the period ending December 31, 2024; Call report data used when consolidated unavailable; pro forma for pending or recently completed acquisitions or divestitures not included.

Piper Sandler used publicly available information to perform a similar analysis for Mercantile by comparing selected financial information for Mercantile with a group of financial institutions selected by Piper Sandler. The MBWM peer group included major exchange-traded (NASDAQ, NYSE and NYSEAM) banks headquartered in the continental United States with total assets between $4.0 billion and $9.0 billion, loans / deposits greater than 90% as of the most recently reported quarter & ROAA greater than 1.00% as of the last twelve months, but excluded Coastal Financial Corporation due to its non-traditional bank business model and targets of announced merger transactions (the “MBWM Peer Group”). The MBWM Peer Group consisted of the following companies:

1st Source Corporation	HomeTrust Bancshares, Inc.
Bank First Corporation	Northeast Bank
Bar Harbor Bankshares	Preferred Bank
Community Trust Bancorp, Inc.	Republic Bancorp, Inc.
First Mid Bancshares, Inc.	Southern Missouri Bancorp, Inc.
FirstSun Capital Bancorp	Stock Yards Bancorp, Inc.
Five Star Bancorp	Third Coast Bancshares, Inc.
Great Southern Bancorp, Inc.

The analysis compared financial information provided by MBWM senior management for MBWM with corresponding data for the MBWM Peer Group as of or for the year ended March 31, 2025 (unless otherwise noted) with pricing data as of July 18, 2025. The table below sets forth the data for MBWM and the median, mean, low and high data for the MBWM Peer Group. Certain financial data prepared by Piper Sandler, as referenced in the table presented below, may not correspond to the data presented in MBWM’s historical financial statements as a result of the different periods, assumptions and methods used by Piper Sandler to compute the financial data presented.

	MBWM¹	MBWM Peer Group Median	MBWM Peer Group Mean	MBWM Peer Group Low	MBWM Peer Group High
Total assets ($mm)	6,181	5,994	6,111	4,063	8,997
Loans / Deposits (%)	99.7	94.4	96.0	90.7	113.5
Non-performing assets / Total assets (%)	0.16	0.36	0.47	0.04	1.30
Tangible common equity/Tangible assets (%)	9.5	10.5	10.5	8.1	14.1
Tier 1 Leverage Ratio (%)	10.9	11.3	11.5	9.6	14.2
Total RBC Ratio (%)	14.4	14.3	14.8	12.9	17.8
LTM Return on average assets (%)	1.37	1.25	1.38	1.07	2.04
LTM Return on average equity (%)	13.8	11.2	11.9	8.5	17.9
LTM Net interest margin (%)	3.46	3.67	3.78	3.14	4.94
LTM Efficiency ratio (%)	55.6	54.0	52.4	29.0	62.9
Price/Tangible book value (%)	136	145	162	112	304
Price/ LTM Earnings per share (x)	9.6	11.9	12.6	9.8	19.1
Price/ 2025E Earnings per share (x)	9.7	11.2	11.8	8.9	18.2
Current Dividend Yield (%)	3.0	2.4	1.9	0.0	4.1
Market value ($mm)	789	933	1,007	482	2,332

1 Mercantile financials as of June 30, 2025; Provided by Mercantile senior management.

Note: Institutions not pro forma for pending or recently completed acquisitions or divestitures

Analysis of Precedent Transactions

Piper Sandler reviewed two groups of merger and acquisition transactions, including regional and nationwide groups. The regional group consisted of midwest transactions involving bank and thrift targets, publicly announced between January 1, 2022 and July 17, 2025, where the target’s assets at announcement were between $250 million and $1.0 billion (the “Regional Precedent Transactions”). The nationwide group consisted of nationwide transactions involving bank and thrift targets, publicly announced between January 1, 2022 and July 17, 2025, where the target’s assets at announcement were between $100 million and $3.0 billion, target’s loan / deposits at announcement were less than 60% and target’s TCE / TA at announcement was greater than 6.0%. (the “Nationwide Precedent Transactions”). The nationwide and regional groups also excluded transactions with private investors, private equity buyers, credit union buyers and merger-of-equals (MOE) transactions, as defined by S&P Capital IQ Pro.

The Regional Precedent Transactions group was composed of the following transactions:

Acquiror	Target
Civista Bancshares Inc.	Farmer Savings Bank
First Commonwealth Financial	CenterGroup Financial Inc.
Byline Bancorp Inc.	First Security Bancorp Inc.
Equity Bancshares Inc.	Rockhold Bancorp
First Busey Corp.	Merchants & Manufacturers Bank
LCNB Corp.	Cincinnati Bancorp Inc.
Republic Bancorp Inc.	CBank
City Holding Co.	Citizens Commerce Bancshares Inc.
Southern MO Bancorp	Citizens Bancshares
HBT Financial Inc.	Town and Country Financial Corp
Bank First Corporation	Hometown Bancorp Ltd.
Ameri Financial Group Inc.	Lake Area Bank
Middlefield Banc Corp.	Liberty Bancshares (Ada OH)
Bank First Corporation	Denmark Bancshares Inc.
Civista Bancshares Inc.	Comunibanc Corp.

The Nationwide Precedent Transactions group was composed of the following transactions:

Acquiror	Target
Civista Bancshares Inc.	Farmer Savings Bank
Regent Capital Corp.	DLP Bancshares Inc.
Seacoast Banking Corp. of FL	Heartland Bancshares Inc.
Wintrust Financial Corp.	Macatawa Bank Corp.
Southern States Bancshares Inc.	CBB Bancorp
Equity Bancshares Inc.	Rockhold Bancorp
First Community Bankshares Inc.	Surrey Bancorp
Southern MO Bancorp Inc.	Citizens Bancshares Co.
Thumb Bancorp Inc.	Exchange State Bank Corp.
BankFirst Capital Corp.	Tate Financial Corp.
Seacoast Banking Corp of FL	Drummond Banking Co.
Civista Bancshares Inc.	Comunibanc Corp.

Using the latest publicly available information prior to the announcement of the relevant transaction, Piper Sandler reviewed the following transaction metrics: transaction price to last-twelve-months earnings, transaction price to tangible book value, core deposit premium, and 1-day market premium. Piper Sandler compared the indicated transaction metrics for the merger to the median, mean, low and high metrics of the Regional Precedent Transactions group as well as to the median, mean, low and high metrics of the Nationwide Precedent Transactions group.

		Regional Precedent Transactions
	MBWM/ EFIN	Median	Mean	Low	High
Transaction Price / LTM Earnings (x)	11.6	17.4	17.6	4.3	32.0
Transaction Price / Tangible Book Value (%)	165	152	148	71	211
Tangible Book Value Premium to Core Deposits (%)	7.7	7.1	6.6	(3.6)	12.1
1-Day Market Premium (%)	53.8	42.1	42.8	1.7	101.7

		Nationwide Precedent Transactions
	MBWM/ EFIN	Median	Mean	Low	High
Transaction Price / LTM Earnings (x)	11.6	16.2	16.5	5.8	29.5
Transaction Price / Tangible Book Value (%)	165	162	161	127	207
Tangible Book Value Premium to Core Deposits (%)	7.7	7.5	8.0	2.2	14.4
1-Day Market Premium (%)	53.8	59.9	66.0	54.9	83.4

Net Present Value Analyses

Piper Sandler performed an analysis that estimated the net present value per share of EFIN common stock assuming EFIN performed in accordance with certain internal financial projections for EFIN for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of EFIN. To approximate the terminal value of a share of EFIN common stock at December 31, 2029, Piper Sandler applied price to 2029 earnings multiples ranging from 7.0x to 12.0x and multiples of December 31, 2029 tangible book value ranging from 70% to 120%. The terminal values were then discounted to present values using different discount rates ranging from 10% to 14%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of EFIN common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of EFIN common stock of $29.37 to $54.65 when applying multiples of earnings and $29.16 to $54.00 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount
Rate	7.0x	8.0x	9.0x	10.0x	11.0x	12.0x
10.0%	$34.10	$38.21	$42.32	$46.43	$50.54	$54.65
11.0%	$32.83	$36.78	$40.72	$44.67	$48.62	$52.56
12.0%	$31.62	$35.41	$39.20	$42.99	$46.78	$50.57
13.0%	$30.47	$34.11	$37.75	$41.39	$45.04	$48.68
14.0%	$29.37	$32.87	$36.37	$39.87	$43.37	$46.87

Tangible Book Value Per Share Multiples

Discount
Rate	70%	80%	90%	100%	110%	120%
10.0%	$33.83	$37.87	$41.90	$45.94	$49.97	$54.00
11.0%	$32.58	$36.45	$40.33	$44.20	$48.07	$51.94
12.0%	$31.38	$35.10	$38.82	$42.54	$46.26	$49.98
13.0%	$30.25	$33.82	$37.39	$40.97	$44.54	$48.11
14.0%	$29.16	$32.59	$36.03	$39.46	$42.90	$46.33

Piper Sandler also considered and discussed with EFIN’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming EFIN’s earnings varied from 15% above projections to 15% below projections. This analysis resulted in the following range of per share values for EFIN’s common stock, applying the price to 2029 earnings multiples range of 7.0x to 12.0x referred to above and a discount rate of 11.65%.

Earnings Per Share Multiples

Annual Estimate
Variance	7.0x	8.0x	9.0x	10.0x	11.0x	12.0x
(15.0%)	$28.00	$31.27	$34.54	$37.81	$41.08	$44.35
(10.0%)	$29.35	$32.81	$36.27	$39.73	$43.19	$46.65
(5.0%)	$30.69	$34.35	$38.00	$41.65	$45.31	$48.96
0.0%	$32.04	$35.89	$39.73	$43.58	$47.42	$51.27
5.0%	$33.39	$37.42	$41.46	$45.50	$49.54	$53.58
10.0%	$34.73	$38.96	$43.19	$47.42	$51.65	$55.88
15.0%	$36.08	$40.50	$44.92	$49.35	$53.77	$58.19

Piper Sandler also performed an analysis that estimated the net present value per share of Mercantile common stock, assuming Mercantile performed in accordance with preliminary earnings per share estimates for Mercantile for the quarter ending June 30, 2025, as provided by the senior management of Mercantile, as well as publicly available median analyst earnings per share estimates for Mercantile for the quarters ending September 30, 2025 and December 31, 2025 and the year ending December 31, 2026, an estimated annual long-term earnings growth rate for Mercantile for the years ending December 31, 2027 through December 31, 2029 and estimated dividends per share for Mercantile for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Mercantile. To approximate the terminal value of a share of Mercantile common stock at December 31, 2029, Piper Sandler applied price to 2029 earnings multiples ranging from 8.0x to 13.0x and multiples of December 31, 2029 tangible book value ranging from 110% to 185%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 13.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Mercantile common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Mercantile common stock of $32.15 to $57.03 when applying multiples of earnings and $38.73 to $71.83 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount
Rate	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
9.0%	$37.40	$41.32	$45.25	$49.18	$53.11	$57.03
10.0%	$35.99	$39.76	$43.53	$47.30	$51.07	$54.84
11.0%	$34.65	$38.27	$41.89	$45.51	$49.12	$52.74
12.0%	$33.37	$36.85	$40.32	$43.80	$47.27	$50.75
13.0%	$32.15	$35.49	$38.83	$42.17	$45.51	$48.85

Tangible Book Value Per Share Multiples

Discount
Rate	110%	125%	140%	155%	170%	185%
9.0%	$45.13	$50.47	$55.81	$61.15	$66.49	$71.83
10.0%	$43.41	$48.54	$53.66	$58.79	$63.91	$69.04
11.0%	$41.78	$46.70	$51.62	$56.54	$61.46	$66.38
12.0%	$40.22	$44.94	$49.67	$54.39	$59.12	$63.84
13.0%	$38.73	$43.27	$47.81	$52.35	$56.89	$61.43

Piper Sandler also considered and discussed with EFIN’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming Mercantile’s earnings varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for Mercantile common stock, applying the price to 2029 earnings multiples range of 8.0x to 13.0x referred to above and a discount rate of 10.96%.

Earnings Per Share Multiples

Annual Estimate
Variance	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
(15.0%)	$30.36	$33.44	$36.52	$39.60	$42.68	$45.76
(10.0%)	$31.81	$35.07	$38.33	$41.59	$44.86	$48.12
(5.0%)	$33.26	$36.70	$40.14	$43.59	$47.03	$50.48
0.0%	$34.71	$38.33	$41.96	$45.58	$49.21	$52.83
5.0%	$36.16	$39.96	$43.77	$47.58	$51.38	$55.19
10.0%	$37.61	$41.59	$45.58	$49.57	$53.56	$57.55
15.0%	$39.06	$43.23	$47.40	$51.56	$55.73	$59.90

Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Transaction Analysis

Piper Sandler analyzed certain potential pro forma effects of the merger on Mercantile assuming the transaction closes on December 31, 2025. Piper Sandler utilized the following information and assumptions: (a) certain internal financial projections for EFIN for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of EFIN, (b) preliminary earnings per share estimates for Mercantile for the quarter ending June 30, 2025, as provided by the senior management of Mercantile, as well as publicly available median analyst earnings per share estimates for Mercantile for the quarters ending September 30, 2025 and December 31, 2025 and the year ending December 31, 2026, an estimated annual long-term earnings growth rate for Mercantile for the years ending December 31, 2027 through December 31, 2029 and estimated dividends per share for Mercantile for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Mercantile, and (c) certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as provided by Mercantile senior management and their representatives. The analysis indicated that the transaction could be accretive to Mercantile’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2026 through December 31, 2029 and dilutive to Mercantile’s estimated tangible book value per share at the effective time of the merger.

In connection with this analysis, Piper Sandler considered and discussed with EFIN’s board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the effective time of the merger, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Piper Sandler’s Relationship

Piper Sandler is acting as EFIN’s financial advisor in connection with the transaction and will receive a fee for such services in an amount equal to 1.625% of the aggregate purchase price, which fee is contingent upon the effective time of the merger. At the time of announcement of the transaction Piper Sandler’s fee was approximately $1.56 million. Piper Sandler also received a $250,000 fee from EFIN upon rendering its opinion, which opinion fee will be credited in full towards the transaction fee which will become payable to Piper Sandler upon the effective time of the merger. EFIN has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.

Piper Sandler did not provide any other investment banking services to EFIN in the two years preceding the date of its opinion, nor did Piper Sandler provide any investment banking services to Mercantile in the two years preceding the date thereof. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to EFIN, Mercantile and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of EFIN, Mercantile and their respective affiliates for its own account and for the accounts of its customers.

Board Composition and Management of Mercantile After the Merger

Board of Directors of Mercantile

Immediately following the effective time of the merger, the board of directors of Mercantile will consist of 12 directors, which will include the 11 directors serving on the Mercantile board of directors prior to the merger and one member from the board of directors of EFIN prior to the merger. The election of the EFIN representative will be subject to approval at the next annual shareholder meeting of Mercantile after the effective time of the merger.

Executive Officers of Mercantile

The executive officers of Mercantile immediately prior to the effective time of the merger will be the executive officers of Mercantile after the effective time.

Information regarding the executive officers and directors of Mercantile is contained in documents filed by Mercantile with the SEC and incorporated by reference into this proxy statement/prospectus, including Mercantile’s Annual Report on Form 10-K for the year ended December 31, 2024 and its definitive proxy statement on Schedule 14A for its 2025 annual meeting, filed with the SEC on March 3, 2025, and April 4, 2025, respectively. See “Where You Can Find More Information” beginning on page 92 and “Additional Information” in the forepart of this document.

Interests of EFIN’s Directors and Executive Officers in the Merger

In considering the recommendation of the EFIN board of directors that you vote to approve the merger agreement, you should be aware that some of the executive officers and directors of EFIN may have interests in the merger and may have arrangements, as described below, that are different from, or in addition to, those of EFIN shareholders generally. EFIN’s board of directors was aware of these interests and considered these interests, among other matters, in adopting and approving the merger agreement and the transactions contemplated by the merger agreement, including the merger, and in recommending that EFIN shareholders vote in favor of the merger proposal. See “The Merger — Background of the Merger” and “The Merger —  EFIN’s Reasons for the Merger; Recommendation of the EFIN Board of Directors.” EFIN’s shareholders should take these interests into account in deciding whether to vote “FOR” the EFIN merger proposal.

Change in Control Agreements and Payments

EFIN is currently party to change in control agreements with each of William G. Oldford, Jr. (President & Chief Executive Officer), Errin Levitt (Senior Vice President & Chief Financial Officer), Stacie Bales (Senior Vice President & Chief Operating Officer), Chad Deaner (Senior Vice President & Chief Lending Officer), and Kimberly Bowman (Senior Vice President & Chief Retail Officer), pursuant to which each of such executive officers will receive, at the effective time of the merger, change of control payments equal to approximately $777,681, $549,686, $378,080, $564,719, and $313,518, respectively. Each of the change in control agreements provide that if the payments to the executive would be “parachute payments” pursuant to Section 280G of the Code subject to an excise tax imposed by Section 4999 of the Code, then such payments would be limited to the greatest amount that may be paid to the executive to avoid being subject to the excise tax imposed by Section 4999 of the Code, provided, that the foregoing reduction will be made only if and to the extent that such reduction would result in an increase in the aggregate payments and benefits to be provided under the agreement, determined on an after-tax basis, taking into account the excise tax imposed by Section 4999 of the Code, any tax imposed by any comparable provision of state law, and any applicable federal, state and local income and employment taxes.

Treatment of EFIN Equity Awards

At the effective time of the merger, each stock option granted under EFIN’s equity-based compensation plans, whether vested or unvested, which is outstanding immediately prior to the effective time of the merger and which has not been exercised or canceled prior thereto, will fully vest and be canceled at the effective time of the merger. After the effective time of the merger, Mercantile will pay to the holders of such stock options cash in an amount equal to the product of (i) the number of shares of EFIN common stock provided for in each such stock option, and (ii) the excess, if any, of (x) the per share cash equivalent consideration over (y) the exercise price of the stock option, minus (iii) all applicable federal, state and local taxes required to be withheld by the surviving corporation. Any stock option for which the exercise price of such stock option exceeds the per share merger consideration will be canceled at the effective time of the merger without payment. Employees hold options to acquire an aggregate of 259,348 shares of EFIN common stock at a weighted average exercise price of $32.06 per share.

Indemnification and Insurance

As described under “The Merger Agreement —Covenants and Agreements —Indemnification and Directors’ and Officers’ Insurance,” from and after the effective time of the merger, Mercantile will indemnify, defend and hold harmless, to the fullest extent permitted under applicable legal requirements, each current or former director, officer or employee of EFIN or any of its subsidiaries against losses or damages in connection with any claim, matters existing or occurring at or prior to the effective time, including the contemplated transactions. Mercantile will also advance expenses incurred by an indemnified party (as described below) to the fullest extent permitted by applicable legal requirements, subject to the receipt of an undertaking from such indemnified party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such indemnified party was not entitled to indemnification hereunder.

For a period of six (6) years after the effective time, Mercantile is required to maintain in effect EFIN’s current directors’ and officers’ liability insurance or to obtain an equivalent replacement policy or tail insurance covering EFIN’s directors and officers for acts or omissions occurring prior to the effective time. Mercantile’s obligation is subject to a spending limit of two hundred percent (200%) of the amount of the aggregate premiums paid by EFIN for the current policy term.

Trading Markets and Dividends

Mercantile Bank Corporation

Mercantile’s common stock is listed for trading on Nasdaq under the symbol “MBWM” and will continue to be listed under that symbol following the merger. Under the terms of the merger agreement, Mercantile will cause the shares of common stock to be issued to EFIN shareholders in the merger to be approved for listing on Nasdaq.

It has been the policy of Mercantile to pay dividends declared by the board of directors from time to time. Mercantile has no obligation to pay dividends and Mercantile may change its dividend policy at any time without notice to its shareholders. Mercantile may only pay dividends out of funds that are legally available for that purpose. Mercantile is a financial holding company and substantially all of its assets are held by Mercantile Bank. Its ability to pay dividends to its shareholders depends primarily on Mercantile Bank’s ability to pay dividends to Mercantile. Dividend payments and extensions of credit to Mercantile from Mercantile Bank are subject to legal and regulatory limitations, generally based on capital levels and current and retained earnings, imposed by law and regulatory agencies with authority over Mercantile Bank. The ability of Mercantile Bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. In addition, under the terms of Mercantile’s subordinated debentures, it would be precluded from paying dividends on its common stock if an event of default has occurred and is continuing under the subordinated debentures, or if it exercised its right to defer payments of interest on the subordinated debentures, until the deferral ended.

The following table shows the high and low sales prices for Mercantile’s common stock as reported by Nasdaq for the periods indicated and the quarterly cash dividends paid by it during those periods.

	$ High	$ Low	Dividends ($) Declared
Quarter End

June 30, 2025	47.82	37.76	0.37
March 31, 2025	51.89	40.57	0.37

December 31, 2024	42.82	34.25	0.35
September 30, 2024	41.11	33.46	0.35
June 30, 2024	51.21	38.02	0.36
March 31, 2024	52.98	40.85	0.36

December 31, 2023	37.00	29.39	0.33
September 30, 2023	31.56	23.89	0.33
June 30, 2023	36.73	26.95	0.34
March 31, 2023	41.93	30.12	0.34

December 31, 2022	40.01	34.93	0.31
September 30, 2022	36.04	30.10	0.31
June 30, 2022	39.03	29.26	0.32
March 31, 2022	36.36	30.02	0.32

Mercantile and Mercantile Bank are subject to regulatory capital requirements administered by state and federal banking agencies. Failure to meet the various capital requirements can initiate regulatory action that could have a direct material effect on Mercantile’s financial statements. Mercantile’s ability to pay cash and stock dividends or repurchase equity securities is subject to limitations under various laws and regulations and to prudent and sound banking practices.

For additional information about the regulatory restrictions and limitations on both Mercantile and Mercantile Bank with respect to the payment of dividends, see the sections entitled “Business — Regulation and Supervision” and Note 20 to the Financial Statements on page F-86 in Mercantile’s Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated by reference into this proxy statement/prospectus.

Eastern Michigan Financial Corporation

Shares of EFIN common stock are traded on the OTCID maintained by OTC Market Groups, Inc., under the symbol “EFIN.”

	$ High	$ Low	Dividends ($) Declared
Quarter End

June 30, 2025	42.50	42.50	0.40
March 31, 2025	41.51	41.51	0.90

December 31, 2024	36.01	36.01	0.40
September 30, 2024	32.16	32.05	0.40
June 30, 2024	27.54	27.54	0.40
March 31, 2024	28.50	28.50	0.90

December 31, 2023	25.00	25.00	0.40
September 30, 2023	24.50	24.50	0.40
June 30, 2023	23.25	23.25	0.35
March 31, 2023	25.00	25.00	0.35

December 31, 2022	25.82	25.66	0.35
September 30, 2022	25.50	25.25	0.35
June 30, 2022	28.01	28.01	0.30
March 31, 2022	31.50	31.50	0.80

Subject to certain limitations set forth in the merger agreement, EFIN intends to continue its policy of paying quarterly dividends; however, future cash dividend payments will depend upon a number of factors, including, but not limited to, capital requirements, regulatory limitations, and EFIN’s financial condition and results of operations.

The following table presents high and low pricing information for EFIN common stock on July 21, 2025, the last full trading day before the merger was publicly announced, and October 16, 2025, the last practicable day for which information was available prior to the date of this proxy statement and prospectus.

	High(1)	Low (1)	Close(1)

July 21, 2025	$43.50	$43.50	$43.50
October 16, 2025	63.00	63.00	63.00

(1)	The common stock of EFIN is traded in the over the counter market on the OTCID.

Restrictions on Resale of Mercantile Common Stock

The shares of Mercantile common stock to be issued in connection with the merger will be registered under the Securities Act, and will be freely transferable, except for shares issued to any shareholder who may be deemed to be an “affiliate” of Mercantile for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of Mercantile include individuals or entities that control, are controlled by, or are under common control with Mercantile and may include the executive officers, directors and significant shareholders of Mercantile.

No Dissenters’ Rights

Dissenters’ rights of appraisal are rights that, if available under applicable law or otherwise, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights of appraisal are not available in all circumstances, and exceptions to those rights are provided in the MBCA. Under Section 762(2) of the MBCA and EFIN’s articles of incorporation and by-laws, EFIN shareholders will not have dissenters’ rights of appraisal in connection with the merger because the merger consideration will consist of cash and shares of Mercantile common stock, which are listed on the Nasdaq.

Regulatory Approvals Required for the Merger

To complete the merger, Mercantile and EFIN need to obtain authorizations, permits, consents, approvals and/or non-objections (which we refer to as “Regulatory Authorizations”) from, or make filings with, applicable U.S. federal and state bank regulatory authorities and other regulatory authorities. Subject to the terms of the merger agreement, Mercantile and EFIN have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary applications, notices and other documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all authorizations, permits, consents, approvals and/or non-objections from all third parties, regulatory agencies and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger), and to comply with the terms and conditions of all such Regulatory Authorizations from all such regulatory agencies and governmental entities. These include Regulatory Authorizations from the Federal Reserve, FDIC, and DIFS.

The regulatory approval and/or non-objection of an application means only that the regulatory criteria for approval and/or non-objection has been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by EFIN shareholders in the merger is fair. Regulatory approval and/or non-objection does not constitute an endorsement or recommendation of the merger.

Mercantile and EFIN believe that the merger does not raise significant regulatory concerns and that they will be able to obtain all requisite Regulatory Authorizations. However, there can be no assurance that all of the Regulatory Authorizations described below will be obtained and, if obtained, there can be no assurances regarding the timing of the Regulatory Authorizations, the companies’ ability to obtain the Regulatory Authorizations on satisfactory terms, or the absence of litigation challenging such Regulatory Authorizations. In addition, there can be no assurance that such Regulatory Authorizations will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of Mercantile following the completion of the merger. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger or, if such a challenge is made, what the result of such challenge will be.

Federal Reserve Board

The merger of EFIN with Merger Sub and Mercantile must be approved by the Federal Reserve under Section 3 of the Bank Holding Company Act of 1956, or the BHC Act, and its implementing regulations, unless the Federal Reserve waives the application requirements of the BHC Act. Mercantile submitted a form FR Y-3 application seeking approval of the merger on October 9, 2025.

The Federal Reserve will consider a number of factors when acting on applications under Section 3 of the BHC Act (12 U.S.C. § 1842(c)) and Section 225.13 of Regulation Y (12 C.F.R. § 225.13). These factors include the financial condition of the holding companies and banks involved and the future prospects of the combined organization (including consideration of the current and projected capital positions and the levels of indebtedness) and the managerial resources (including the competence, experience, and integrity of the officers, directors, and principal shareholders, as well as their record of compliance with laws and regulations). The Federal Reserve also considers the effectiveness of the applicant in combating money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.

Federal Deposit Insurance Corporation

The merger of EFIN Bank with and into Mercantile Bank must be approved by the FDIC under the Federal Deposit Insurance Act (12 U.S.C. 1828(c)), commonly known as the Bank Merger Act. We intend that the application for approval of the bank merger will be filed around the latter part of 2026. In evaluating an application filed under the Bank Merger Act, the FDIC generally considers: (1) the competitive impact of the transaction; (2) financial and managerial resources of the banks party to the bank merger or mergers; (3) the convenience and needs of the community to be served and the record of the banks under the Community Reinvestment Act; (4) the banks’ effectiveness in combating money-laundering activities; and (5) the extent to which the bank merger or mergers would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. Mercantile and EFIN are not aware of any reason why the FDIC would fail to approve the merger. In connection with its review, the FDIC will provide an opportunity for public comment on the application for the bank merger and is authorized to hold a public meeting or other proceeding if they determine that would be appropriate.

Michigan Department of Insurance and Financial Services

Mercantile Bank is a Michigan-chartered nonmember commercial bank whose primary regulators are the FDIC and the DIFS. EFIN Bank is a Michigan-chartered member commercial bank whose primary regulators are the Federal Reserve and the DIFS. Under Michigan banking law, Mercantile Bank and EFIN Bank must both file an application for approval of the bank merger with the director of the DIFS pursuant to Section 2109 of the Michigan Banking Code of 1999, as amended. The initial submission of the application to the director of the DIFS is intended to occur around the latter part of 2026.

Each of Mercantile Bank and EFIN Bank have held discussions regarding the applications with DIFS.

Department of Justice

In addition to the Federal Reserve, the FDIC and the state banking agencies discussed above, the Antitrust Division of the DOJ conducts a concurrent competitive review of the merger to analyze the merger’s competitive effects and determine whether the merger would result in a violation of the antitrust laws. Transactions approved under Section 3 of the BHC Act or the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

Additional Regulatory Approvals and Notices

Notifications and/or applications requesting approval of the merger, or other transactions contemplated by the merger agreement, may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.

The approval of any notice or application merely implies satisfaction of regulatory criteria for approval and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.

Mercantile and EFIN are not aware of any material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described in this proxy statement/prospectus. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions. However, the parties cannot assure you that any of these additional approvals or actions will be obtained.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and Annex A-2 and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

Each of the boards of directors of Mercantile and EFIN has approved the merger agreement. Under the merger agreement, EFIN will merge with and into Shamrock Merger Sub LLC (“Merger Sub”), a special purpose subsidiary organized under the law of Michigan and owned by Mercantile, with Merger Sub continuing as the surviving entity. Immediately thereafter, Merger Sub will be merged upstreatm into Mercantile, with Mercantile as the surviving entity. Following the merger, Mercantile will operate for a period of time as a two-bank holding company. The newly acquired EFIN Bank will operate alongside Mercantile’s existing bank, Mercantile Bank, until the first quarter of 2027 at which time Mercantile plans to consolidate EFIN Bank into Mercantile Bank.

Merger Consideration

If the merger agreement is approved and the merger is completed, each outstanding share of EFIN’s common stock will be converted into the right to receive $32.32 in cash and 0.7116 shares of Mercantile common stock. An illustration of the value of the per share merger consideration as of (i) the last trading date prior to the announcement of the merger, and (ii) the latest practicable trading date before the date of this proxy statement/prospectus is reflected in the following table:

Date	Closing Price of Mercantile Common Stock	Stock Consideration	Per Share Stock Consideration(2)	Implied Aggregate Value of Per Share Stock Consideration(1)	Cash Consideration	Per Share Cash Consideration	Implied Aggregate Value of Per Share Merger Consideration
July 21, 2025(4)	$48.75	923,942 shares(1)	0.7116 shares	$48,042,180	$41,964,320(3)	$32.32(3)	$87,006,500(3)
October 16, 2025(5)	$43.14	924,410 shares(6)	0.7116 shares	$39,879,033	$41,985,555(7)	$63.02(7)	$81,864,588(7)

(1)

Assumes there is no adjustment to the stock consideration. For a discussion of the possible adjustments to the merger consideration, see the section of this document entitled “The Merger Agreement — Merger Consideration,” beginning on page 56.

(2)	Calculated based on 1,298,401 shares of EFIN common stock issued and outstanding as of July 21, 2025.

(3)

Does not include the value of 259,348 unexercised stock options outstanding as of July 21, 2025, at the weighted average exercise price of $32.06 per share. For purposes of estimating the overall merger consideration, the aggregate value of EFIN options, based on MBWM 30-day volume-weighted average price of $47.05 as of July 21, 2025, was equal to approximately $8,750,604 million, making aggregate deal value inclusive of option consideration equal to approximately $95,757,104. The actual per share merger consideration will vary with and be dependent upon the volume-weighted average closing price of a share of Mercantile common stock on Nasdaq for the ten (10) consecutive trading days ending on (and including) the determination date, using volume and closing price information as reported by Bloomberg L.P. See the section of this document entitled “The Merger Agreement — Treatment of EFIN Equity Awards,” beginning on page 58.

(4)	The last full trading day before public announcement of the merger agreement.

(5)	The latest practicable trading day before the date of this document.

(6)	Calculated based on 1,299,058 shares of EFIN common stock issued and outstanding as of October 16, 2025.

(7)	Does not include the value of 255,642 unexercised stock options outstanding as of October 16, 2025, at the weighted average exercise price of $32.11 per share. The aggregate value of EFIN options, based on Mercantile’s 30-day volume-weighted average price of $46.04 as of October 16, 2025, was equal to approximately $8,429,044, making aggregate deal value inclusive of option consideration equal to approximately $90,293,632. See the section of this document entitled “The Merger Agreement — Merger Consideration,” beginning on page 56.

All fees and expenses incurred in connection with the merger agreement, the merger and the other contemplated transactions will be paid by the party incurring such fees or expenses, whether or not the merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of this proxy statement, and all filing and other fees paid to the SEC, in each case in connection with the merger (other than attorneys’ fees, accountants’ fees and related expenses), will be shared equally by Mercantile and EFIN.

EFIN’s transaction costs include, among others: (i) the costs, fees, expenses and commissions payable to any broker, finder, financial advisor or investment banking firm in connection with the merger agreement or the merger; (ii) the amount of all legal and accounting fees and other expenses incurred in connection with the negotiation, execution or performance of the merger agreement or the consummation of the transactions contemplated thereby; (iii) the costs, fees, expenses, contract payments, penalties or liquidated damages paid or accrued in connection with the termination of contracts by EFIN or EFIN Bank, including any and all expenses charged by EFIN or EFIN Bank’s service, software or technology company providers or vendors, including for deconversion and release of records, electronic or otherwise; (iv) any payments to be made pursuant to any existing employment, change in control, salary continuation, deferred compensation or other similar agreements or arrangements or severance, noncompetition, retention or bonus arrangements between EFIN or EFIN Bank and any other person and in excess of the applicable amount accrued for any such payment in accordance with generally accepted accounting principles; (v) payroll or other similar tax required to be expensed in connection with any payments or benefits described in clause (iv); (vi) any cost to terminate and liquidate any of EFIN or EFIN Bank’s benefit plans and to pay all related expenses and fees, including expenses and fees associated with any governmental filings in connection with such termination; (vii) the amount of all unaccrued and unpaid taxes which are due and owing as a result of unbudgeted, missed, incomplete, or past due payments, including all penalties and interest thereon; and (viii) such other amounts as are agreed upon by Mercantile and EFIN.

The exchange ratio is fixed but subject to adjustment in certain limited circumstances (as set forth in the merger agreement). Stock price changes may result from a variety of factors that are beyond the control of Mercantile and EFIN, including but not limited to general market and economic conditions, changes in their respective businesses, operations and prospects and regulatory considerations. EFIN has the right to terminate the merger agreement if (i) the volume weighted average closing price of Mercantile’s common stock for the ten (10) consecutive trading days ending on the determination date is less than $40.54; and (ii) Mercantile common stock underperforms the Nasdaq Bank Index by more than 17.5% during the same period. If EFIN elects to exercise this termination right pursuant to Section 10.1(i) of the merger agreement, EFIN must provide written notice to Mercantile within one (1) business day after the determination date. Within five (5) business days of receiving written notice of EFIN’s intent to terminate the merger agreement pursuant to Section 10.1(i), Mercantile has the right, but not the obligation, to increase the exchange ratio, which would result in additional shares of Mercantile common stock being issued, in accordance with the formula set forth in the merger agreement to prevent a termination by EFIN. As a result, the number of shares of Mercantile common stock that EFIN shareholders will receive in the merger may fluctuate with the market price of Mercantile common stock and will not be known at the time EFIN shareholders vote on the merger. Therefore, at the time of the EFIN shareholder meeting, EFIN shareholders will not know the precise market value of the merger consideration they may receive at the effective time of the merger. EFIN shareholders should obtain current sale prices for shares of Mercantile common stock before voting their shares at the EFIN shareholder meeting.

Anti-Dilutive Adjustments

If, between the date the merger agreement and the effective time of the merger, the shares of Mercantile common stock or EFIN common stock are changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, stock split (including a reverse stock split), split-up, combination, exchange of shares or readjustment, or if a stock dividend on shares of Mercantile common stock is declared with a record date within such period, then the number of shares of Mercantile common stock issued to holders of EFIN common stock at the effective time will be appropriately and proportionally adjusted to provide the holders of EFIN common stock the same economic effect as contemplated by the merger agreement prior to such event.

Fractional Shares

Mercantile will not issue any fractional shares of Mercantile common stock in the merger. Instead, an EFIN shareholder who otherwise would have received a fraction of a share of Mercantile common stock will receive an amount in cash (without interest) determined by multiplying (1) the fractional share interest to which such shareholder would otherwise be entitled to receive by (2) the volume-weighted average of the closing price per share of Mercantile common stock as reported on Nasdaq during the ten (10) consecutive trading days ending on the third (3rd) trading day prior to the effective time (rounded to the nearest whole cent as provided by Bloomberg L.P.).

Treatment of EFIN Equity Awards

Each option to purchase shares of EFIN common stock granted under EFIN’s equity incentive plans, whether previously vested or vested as a result of the merger, will be canceled by the EFIN and the holder will receive promptly after the effective time a cash payment in respect of such cancellation from EFIN in an amount, without interest, equal to: (i) the product of (x) the number of shares of EFIN common stock subject to such option and (y) the excess, if any, of the per share merger consideration over the exercise price per share of EFIN common stock subject to such option; minus (ii) all applicable federal, state and local taxes required to be withheld by the Mercantile. The per share merger consideration will vary with and be dependent upon the volume-weighted average closing price of a share of Mercantile common stock on Nasdaq for the ten (10) consecutive trading days ending on (and including) the determination date, using volume and closing price information as reported by Bloomberg L.P. In connection with the cash out of EFIN will require the holder of such options to execute a stock option cancellation agreement prior to payment of such consideration.

Shares of EFIN restricted common stock that are subject to vesting or other risks of forfeiture pursuant to awards granted under EFIN’s equity incentive plans will vest immediately prior to the effective time. Such shares will be considered outstanding for all purposes of the merger agreement, including, if applicable, the right to receive the per share merger consideration.

Closing and Effective Time

The effective time of the merger will be the date and time specified in the certificate of merger filed with the Michigan Secretary of State. It currently is anticipated that the merger will be completed in the fourth quarter of 2025, subject to the receipt of regulatory approvals and the satisfaction of other closing conditions set forth in the merger agreement, but neither Mercantile nor EFIN can guarantee when or if the merger will be completed. See “The Merger Agreement — Conditions to Complete the Merger” beginning on page 66.

Organizational Documents of the Surviving Company

The articles of incorporation and the bylaws of Mercantile in effect immediately prior to the effective time of the merger will be the articles of incorporation and bylaws of the surviving company following consummation of the merger.

The shares received by EFIN holders as merger consideration will be governed by the articles of incorporation, including all amendments thereto, and the amended and restated bylaws of Mercantile.

Conversion of Shares; Exchange of Certificates

Exchange Procedures

Prior to the effective time of the merger, Mercantile will cause to be delivered to the exchange agent, Computershare Trust Company, N.A., certificates representing the shares of Mercantile common stock, or evidence of the shares in book entry form, to be issued in the merger. In addition, Mercantile will deliver to the exchange agent an aggregate amount of cash equal to the amount of cash consideration plus an estimated amount of cash payable in lieu of fractional shares of Mercantile common stock.

The conversion of EFIN common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. For shares of EFIN common stock held in book entry form, Mercantile will establish procedures for delivery which are be reasonably acceptable to EFIN.

As promptly as practicable after the effective time, and in any event within five business days thereafter, the exchange agent will mail to each EFIN shareholder of record at the effective time of the merger who did not previously surrender his or her EFIN stock certificates, a letter of transmittal and instructions for use in surrendering the shareholder’s EFIN stock certificates. When EFIN shareholders deliver their EFIN stock certificates to the exchange agent along with a properly completed and duly executed letter of transmittal and any other required documents, their EFIN stock certificates will be canceled and in exchange they will receive:

•	evidence of shares in book entry form representing the number of whole shares of Mercantile common stock that they are entitled to receive under the merger agreement;

•	a check or wire transfer representing that amount of cash to which the former holder of EFIN common stock became entitled pursuant to the merger agreement; and/or

•	a check or wire transfer representing the amount of cash that they are entitled to receive in lieu of fractional shares, if any.

No interest will be paid or accrued on the cash consideration or any cash payable in lieu of fractional shares of Mercantile common stock. Any portion of the merger consideration that remains unclaimed by former EFIN shareholders one year after the effective time of the merger will, subject to applicable abandoned property, escheat or similar laws, be paid to Mercantile, or its successor in interest.

Mercantile will issue shares of Mercantile common stock in book entry form and a check or wire transfer for the per share cash consideration and any cash in lieu of a fractional share in a name other than the name in which a surrendered EFIN stock certificate is registered only if the exchange agent is presented with all documents required to show and effect the unrecorded transfer of ownership, together with evidence that any applicable stock transfer taxes have been paid.

At the effective time of the merger, and until surrendered as described above, each certificate formerly representing shares of EFIN common stock will be deemed for all purposes to represent only the right to receive the merger consideration to be paid pursuant to the merger agreement and cash in lieu of any fractional shares. If a certificate for EFIN common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration allocable to such certificate deliverable in respect of Mercantile common stock represented by such certificate upon receipt of (1) an affidavit of that fact by the claimant and (2) if required by Mercantile or the exchange agent, the posting of a bond in an amount as Mercantile or the exchange agent may direct as indemnity against any claim that may be made against the surviving entity or EFIN with respect to such certificate. After the effective time, there will be no transfers on the share transfer books of EFIN of shares of EFIN common stock that were outstanding immediately before such time.

Dividends and Distributions

EFIN shareholders are not entitled to receive any dividends or other distributions on Mercantile common stock with a record date after the effective time of the merger until they have surrendered their EFIN stock certificates in exchange for a Mercantile stock certificate representing the shares of Mercantile common stock they are entitled to receive (or evidence of the shares in book entry form). After the surrender of their EFIN stock certificates, EFIN shareholders of record will be entitled to receive any dividend or other distribution, without interest, which had become payable with respect to their Mercantile common stock and any unpaid dividend with respect to their EFIN common stock with a record date that is prior to the effective time.

Withholding

Mercantile (through the exchange agent) will be entitled to deduct and withhold, from any amounts otherwise payable under the merger agreement to any holder of EFIN common stock, the amounts it is required to deduct and withhold under applicable law, provided that Mercantile and the exchange agent will make reasonable efforts to provide notice to any person subject to such deduction or withholding and will provide such person with a reasonable opportunity to mitigate such deduction or withholding. Any such amounts deducted and withheld, and timely remitted to any government authority responsible for assessment or collection of taxes, will be treated for all purposes of the merger agreement as having been paid to the holder from whom they were withheld.

Representations and Warranties

The merger agreement contains customary representations and warranties of Mercantile and EFIN relating to their respective businesses that are made as of the date of the merger agreement and as of the effective time of the merger. The representations and warranties of each of Mercantile and EFIN have been made solely for the benefit of the other party, and these representations and warranties should not be relied on by any other person. In addition, these representations and warranties:

•

have been qualified by information set forth in confidential disclosure schedules in connection with signing the merger agreement — the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•	will not survive consummation of the merger;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

•	are in some cases subject to a materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and

•	were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of Mercantile, EFIN or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Mercantile or EFIN. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus.

The merger agreement contains customary representations and warranties made by EFIN and EFIN Bank to Mercantile and Mercantile Bank and by Mercantile and Mercantile Bank to EFIN and EFIN Bank relating to several matters, including the following:

•	corporate matters, including due organization, standing and qualification;

•	organization and ownership of subsidiaries;

•	power and authority to execute and deliver the merger agreement;

•	the absence of conflicts with, or violations of, organizational documents, or other obligations as a result of the merger;

•	capitalization;

•	completeness and accuracy of books and records;

•	marketable title to assets and properties;

•	status of loans and allowance for credit losses;

•	filing and payment of taxes;

•	status of employee benefit plans and compliance with applicable requirements and regulations;

•	compliance with legal requirements;

•	existence or status of any legal proceeds or orders;

•	absence of certain changes and events that would have a material adverse effect on the business;

•	compliance with environmental laws;

•	incurrence and payment of brokerage commission;

•	compliance with bank secrecy act and anti-money laundering laws and regulations; and

•	no knowledge of reason for regulatory delay in approving the merger.

In addition, EFIN has made other representations and warranties about itself and its subsidiaries to Mercantile and Mercantile Bank as to:

•	completeness and accuracy of financial statements;

•	description of material contracts and certification lack of default with regard to material contracts;

•	listing of insurance policies and certification of claims history and adequacy;

•	listing or representation regarding non-existence of affiliate transactions;

•	voting requirements for the merger;

•	non-applicability of state takeover statutes to the merger;

•	quality of labor relations;

•	inventory of intellectual property and representation regarding non-infringement of intellectual property rights;

•	description of investments securities and representation regarding the status of the investment securities;

•	representation regarding deposit and compliance with EFIN policies regarding deposits;

•	existence and status of rate management instruments; and

•	compliance matters with regard to mortgage banking business.

Mercantile made representations to EFIN regarding the completeness and accuracy of its SEC reports.

The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by Mercantile and EFIN, respectively, and (ii) qualified by the reports of Mercantile filed with the SEC during the time since December 31, 2022 through the time prior to the execution and delivery of the merger agreement (excluding, in each case, any risk factor disclosures in the risk factor section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).

Definition of “Material Adverse Effect”

Certain representations and warranties of Mercantile and EFIN are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either EFIN, Mercantile or Merger Sub as the surviving entity in the merger, means event, circumstance, change, effect or occurrence which, individually or together with any other event, circumstance, change, effect or occurrence, individually or in the aggregate: (i) is or would reasonably be expected to be materially adverse to the business, prospects, financial condition, assets, liabilities or results of operations of such party and its subsidiaries, taken as a whole; or (ii) materially impairs the ability of such party to perform its obligations under the merger agreement or to consummate the merger and the contemplated transactions on a timely basis;

However, determining whether a material adverse effect has occurred, there will be excluded any effect to the extent attributable to or resulting from

(A) changes in legal requirements and the interpretation of such legal requirements by courts or governmental authorities;

(B) changes in generally accepted accounting principles or regulatory accounting requirements;

(C) changes or events generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets;

(D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, declarations of any national or global epidemic, pandemic or disease outbreak, or the material worsening of such conditions threatened or existing as of the date of the merger agreement;

(E) any natural or man-made disaster or acts of God;

(F) the effects of the actions expressly permitted or required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the contemplated transactions, including the costs and expenses associated therewith and the response or reaction of customers, vendors, licensors, investors or employees; and

(G) failure, in and of itself, to meet internal or other estimates, projections or forecasts of revenue, net income or any other measure of financial performance but not, in any such case, including the underlying causes thereof.

However, with respect to paragraphs (A), (B), (C) (D), and (E) above, the exclusion is not made to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

Covenants and Agreements

Conduct of Business Prior to the Completion of the Merger

From the date of the merger agreement until the effective time (or earlier termination of the merger agreement), EFIN and Mercantile will use commercially reasonable efforts to obtain file for and obtain requisite banking regulatory approvals and to obtain SEC registration of Mercantile’s shares to be issued as merger consideration to EFIN shareholders.

From the date of the merger agreement until the effective time (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement, as required by applicable law or with the prior written consent of Mercantile, EFIN will use commercially reasonable efforts to  (i) conduct its business in the ordinary course of business consistent with past practice in all material respects; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of EFIN or Mercantile to obtain any of the required regulatory approvals, to perform its covenants and agreements under the merger agreement or to consummate the contemplated transactions.

Additionally, prior to the effective time (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement, or with the prior written consent of Mercantile (which consent shall not be unreasonably withheld, conditioned or delayed), and subject to additional specified exceptions, EFIN will not, and will not permit any of its subsidiaries to:

●

other than pursuant to the terms of any preexisting contract or stock incentive plan that is outstanding on the date of the merger agreement: (i) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of EFIN capital stock or any security convertible into EFIN capital stock; or (ii) grant any registration rights with respect to shares of EFIN capital stock;

●

(i) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of EFIN capital stock except for the payment of regular quarterly cash dividends on EFIN common stock of $0.40 per share on dates consistent with past practice, provided however, that EFIN and Mercantile will coordinate EFIN’s regular dividend schedule for the quarter in which effective time occurs so that holders of EFIN common stock receive a dividend for such quarter from either EFIN or Mercantile but not from both (other than dividends from its wholly owned subsidiaries to it or another of its wholly owned subsidiaries); or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of EFIN capital stock (other than repurchases of shares of EFIN capital stock in the ordinary course of business to satisfy obligations under EFIN’s benefit plans);

●

other than in the ordinary course of business consistent with past practice, amend the terms of, waive any rights under, terminate (other than at its stated expiration date), knowingly violate the terms of or enter into: (i) any material contract; (ii) any material restriction on the ability of EFIN or its subsidiaries to conduct its business as it is presently being conducted; or (iii) any contract or other binding obligation relating to any class of EFIN capital stock or rights associated therewith or any outstanding instrument of indebtedness;

●

enter into loan transactions not in accordance with, or consistent with, past practices of EFIN Bank or that are on terms and conditions that, to the knowledge of EFIN, are materially more favorable than those available to the borrower from competitive sources in arm’s-length transactions;

●

(i) enter into any new credit or new lending relationships that would require an exception to EFIN Bank’s formal loan policy or that are not in strict compliance with the provisions of such loan policy, except for policy exceptions taken in the normal course for similarly-sized loans; or (ii) other than incident to a reasonable loan restructuring, extend additional credit to any nonperforming loan;

●

maintain an allowance for credit losses which is not adequate in all material respects under the requirements of generally accepted accounting principles to provide for possible losses, net of recoveries relating to loans previously charged off, on loans and leases outstanding (including accrued interest receivable);

●

fail to: (i) charge-off any loans or leases that would be deemed uncollectible in accordance with generally accepted accounting principles or any applicable legal requirement; or (ii) place on non-accrual any loans or leases that are past due greater than ninety (90) days;

●

sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except (i) in the ordinary course of business (ii) of financial assets or investments, or (iii) of obsolete or unused equipment, fixtures or assets, and in a transaction that, together with other such transactions, is not material;

●

acquire all or any portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business in a transaction that, together with other such transactions, is not material to EFIN and its subsidiaries, and will not delay or hinder the merger;

●	amend EFIN’s articles of incorporation or bylaws, or similar governing documents of any of its subsidiaries;

●

implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles or applicable regulatory accounting requirements;

●

except as permitted by the merger agreement or as required by any applicable legal requirement or the terms of any EFIN benefit plan existing as of the date hereof increase or alter in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of EFIN or its subsidiaries, other than increases or changes in the ordinary course of business consistent with past practices in timing, metrics and amount, and that have been disclosed to Mercantile;

●	incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business;

●	enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies;

●	settle any action, suit, claim or proceeding against it or any of its subsidiaries, except in limited cases;

●	make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

●

make or change any material tax elections, method of accounting, settle or compromise any material tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of taxes, surrender any right to claim a refund for a material amount of taxes, or file any material amended tax return; or

●	hire any employee with an annual salary in excess of seventy-five thousand dollars ($75,000).

Mercantile has agreed that, except as expressly contemplated or permitted by the merger agreement or as required by applicable law, Mercantile will:  (i) conduct its business in the ordinary course of business in all material respects; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Mercantile or EFIN to obtain any of the required regulatory approvals, to perform its covenants and agreements under the agreement or to consummate the contemplated transactions.

Mercantile has also agreed that, except as expressly contemplated or permitted by the merger agreement, without EFIN’s prior written consent, Mercantile will not undertake the following actions:

●

(i) enter into any agreement with respect to, or consummate, any other merger or business combination, or any acquisition or (ii) make any loan, advance or capital contribution to, or investment that would reasonably be expected to prevent, impede or materially delay the consummation of the merger;

●

amend Mercantile’s articles of incorporation, as amended, or amended and restated bylaws, or similar governing documents of any of its subsidiaries, in a manner that would materially and adversely affect the benefits of the merger to the shareholders of EFIN; or

●

implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles or applicable regulatory accounting requirements.

Regulatory Matters

Mercantile and EFIN and their respective subsidiaries will cooperate and use all reasonable best efforts to as promptly as possible prepare, file, effect and obtain all required regulatory approvals, and the parties will comply with the terms of such required regulatory approvals. Mercantile and EFIN will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable legal requirements relating to the exchange of information, with respect to all substantive written information submitted to any regulatory authority in connection with the required regulatory approvals. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party has agreed that it will consult with the other party with respect to obtaining all permits, consents, approvals and authorizations of all regulatory authorities necessary or advisable to consummate the contemplated transactions, and each party will keep the other party apprised of the status of material matters relating to completion of the contemplated transactions. Mercantile and EFIN will, upon request, furnish the other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its subsidiaries with or to any regulatory authority in connection with the contemplated transactions.

Employee Matters

All individuals employed by EFIN or any of its subsidiaries immediately prior to the effective time (which we refer to as “covered employees”) will automatically become employees of Mercantile as of the effective time. Following the effective time, Mercantile will maintain employee benefit plans and compensation opportunities for the benefit of covered employees that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available to similarly-situated employees of Mercantile under the Mercantile benefit plans. For the purpose of satisfying eligibility requirements and vesting periods, each covered employee will be credited with his or her years of service with EFIN and its subsidiaries and their respective predecessors.

EFIN and its subsidiaries will take all actions necessary to terminate EFIN’s severance policies immediately prior to the effective time. Following the effective time, Mercantile or Mercantile Bank will cause any eligible EFIN employee to be covered by a severance policy under which employees who incur a qualifying involuntary termination of employment will be eligible to receive severance pay of two weeks of pay per year of credited service with EFIN, with a minimum of 4 weeks and up to a maximum of 26 weeks. Certain EFIN employees who are eligible to receive severance benefits or other payments triggered by a change in control agreement or any other agreement or arrangement with not receive this severance benefits but will receive the change in control payments to the extent it is required to be paid under such agreement.

Indemnification and Directors’ and Officers’ Insurance

The merger agreement provides that from and after the from and after the effective time, Mercantile will indemnify, defend and hold harmless, to the fullest extent permitted under applicable legal requirements, each current or former director, officer or employee of EFIN or any of its subsidiaries or fiduciary under any EFIN benefit plans and certain other persons serving at the request of EFIN (which we refer to each as an “indemnified party”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time, including the contemplated transactions, whether asserted or claimed prior to, at or after the effective time. Mercantile will also advance expenses incurred by an indemnified party in each such case to the fullest extent permitted by applicable legal requirements, subject to the receipt of an undertaking from such indemnified party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such indemnified party was not entitled to indemnification hereunder.

For a period of six (6) years after the effective time, Mercantile is required to maintain in effect EFIN’s current directors’ and officers’ liability insurance or to obtain an equivalent replacement policy or tail insurance covering EFIN’s directors and officers for acts or omissions occurring prior to the effective time. Mercantile’s obligation is subject to a spending limit of two hundred percent (200%) of the amount of the aggregate premiums paid by EFIN for the current policy term.

Shareholder Meeting and Recommendation of EFIN’s Board of Directors

As promptly as reasonably practicable, and in any event within thirty (30) days, after the date the registration statement on Form S-4 is declared effective, EFIN has agreed to take all action necessary, required and lawful action to call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the approval of EFIN’s shareholders on the merger. EFIN and its board of directors have agreed to support the merger and to use their reasonable best efforts to obtain the support of at least a majority of EFIN’s shareholders in favor of the adoption of the merger agreement. EFIN’s board of directors recommends that EFIN’s shareholders vote to adopt the merger agreement.

EFIN and its board of directors will not withhold, withdraw, qualify or adversely modify (or publicly propose or resolve to withhold, withdraw, qualify or adversely modify) this recommendation unless it determines upon the advice of counsel that continued recommendation in favor of the proposal would result in a violation of the board’s fiduciary duties under applicable legal requirements.

Agreement Not to Solicit Other Offers

Upon signing of the merger agreement, EFIN and its subsidiaries agreed to cease any activities, discussions or negotiations with respect to any competing acquisition proposal. A competing acquisition proposal is defined as a proposal by a party other than Mercantile to acquire more than fifteen percent (15%) of the voting power, business or deposits of EFIN or its subsidiaries, whether by merger, consolidation, asset purchase or other business combination. EFIN is required to notify Mercantile within forty-eight (48) hours following receipt of any competing acquisition proposal and to provide information regarding any such proposal.

EFIN has agreed that it will not, and will cause its respective subsidiaries and affiliates, and its and their respective officers, directors, agents and advisors not to, initiate, solicit, encourage or knowingly facilitate any competing acquisition proposal. However, in the event EFIN receives an unsolicited bona fide acquisition proposal from a person other than Mercantile prior to the receipt of the requisite EFIN shareholder vote, and EFIN’s board concludes in good faith that such acquisition proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal, and, after considering the advice of outside counsel, that failure to take action with regard to the Superior Proposal would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable legal requirements, EFIN may: (i) furnish information to the party making the competing acquisition proposal pursuant to a customary confidentiality agreement; (ii) participate in discussions or negotiations regarding such competing acquisition proposal; and (iii) terminate merger agreement in order to concurrently enter into an agreement with respect to such competing acquisition proposal. However, EFIN may not terminate the merger agreement unless and until (x) five (5) business days have elapsed following the delivery to Mercantile of a written notice of such determination by EFIN’s board and, during such five (5) business-day period, Mercantile and EFIN cooperate with one another with the intent of enabling them to engage in good faith negotiations so that the contemplated transactions may be effected, and (y) at the end of such five (5) business-day period, EFIN continues, in good faith and after consultation with outside legal counsel and financial advisors, to believe that a Superior Proposal continues to exist.

A “Superior Proposal” means a bona fide written acquisition proposal to acquire fifty percent or more (50%) of the voting power, business or deposits of EFIN or its subsidiaries, which EFIN board of directors concludes in good faith to be more favorable from a financial point of view to its shareholders than the merger and the other transactions contemplated hereby. In making this determination, the EFIN board must (i) receive and consider the advice of its financial advisors and take into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein).

Conditions to Complete the Merger

Mercantile’s and EFIN’s respective obligations to complete the merger are subject to the fulfillment or waiver of legally permitted mutual conditions, including:

•	the approval of the merger agreement by the requisite vote of the EFIN shareholders;

•

the effectiveness under the Securities Act, of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, and the absence of the issuance of a stop order or the initiation or threat by the SEC of proceedings for that purpose;

•

the receipt and effectiveness of all regulatory approvals or waivers (without the imposition of a materially burdensome regulatory condition), registrations and consents and the expiration or termination of all waiting periods required to complete the merger and bank merger;

•

the absence of any proceeding, whether commenced or threatened: (a) involving any challenge to, or seeking damages or other relief in connection with, any of the contemplated transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the contemplated transactions, subject to exceptions based on materiality.

•

No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the other contemplated transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the merger.

•	the authorization for listing on Nasdaq of the shares of Mercantile common stock issuable pursuant to the merger, subject to official notice of issuance;

•

the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

•

the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect);

•	receipt by EFIN and Mercantile of a written opinion of their respective legal counsel, in a form reasonably acceptable to EFIN and Mercantile, dated as of the effective time.

•

receipt by EFIN and Mercantile of an opinion of their respective tax counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•

absence of any change in the financial condition, assets or business of Mercantile, EFIN or any of their respective subsidiaries that has had or would reasonably be expected to have a material adverse effect on such party.

Neither Mercantile nor EFIN can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement

The merger agreement can be terminated and the merger may be abandoned under the following circumstances:

•	by mutual consent of Mercantile’s board of directors and EFIN board of directors, each evidenced by appropriate written resolutions

•

by either Mercantile or EFIN (provided, that the terminating party is not then in material breach of any of its representation, warranty, covenant or other agreement contained herein) if there shall have been an uncured, material breach of any of the covenants or agreements or any of the representations or warranties by the other party;

•

by Mercantile or EFIN if: (i) any regulatory authority has denied approval of any of the transactions contemplated under the merger agreement, bank merger, and voting agreements (which we refer to as the “contemplated transactions”) and such denial has become final and nonappealable; (ii) any application, filing or notice for a required regulatory approval has been withdrawn at the request or recommendation of the applicable regulatory authority and with the consent of Mercantile and EFIN; or (iii) if EFIN shareholder approval is not obtained following EFIN shareholders’ meeting; provided, however, that the right to terminate is not vailable to a party whose failure (or the failure of any of its affiliates) to fulfill any covenants or agreements under the merger agreement has been the cause of or resulted in the occurrence of any event described in (i) and (ii) above;

•	by Mercantile or EFIN if the effective time shall not have occurred on or prior to June 30, 2026;

•

by Mercantile or EFIN if any court of competent jurisdiction or other regulatory authority has issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the contemplated transactions and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable;

•

by Mercantile if EFIN materially breaches any of its obligations to call and hold a shareholder meeting, recommend a shareholder vote in favor of the merger, and refrain from engaging with competing proposals (other than an unsolicited Superior Proposal as described above);

•	by EFIN if it receives a Superior Proposal as described herein;

•	by Mercantile if EFIN’s board of directors makes a recommendation that the shareholders of EFIN withhold, withdraw, qualify or adversely modify its support for the merger agreement; or

•

by EFIN, if both of the following conditions are satisfied on the determination date, such termination to be effective on the tenth (10th) day following the determination date: (i) the volume weighted average closing price of Mercantile’s common stock for the ten (10) consecutive trading days ending on the determination date is less than $40.54; and (ii) Mercantile common stock underperforms the Nasdaq Bank Index by more than 17.5% during the same period. If EFIN elects to exercise this termination right pursuant to Section 10.1(i) of the merger agreement, EFIN must provide written notice to Mercantile within one (1) business day after the determination date. Within five (5) business days of receiving written notice of EFIN’s intent to terminate the merger agreement pursuant to Section 10.1(i), Mercantile has the right, but not the obligation, to increase the exchange ratio, which would result in additional shares of Mercantile common stock being issued, in accordance with the formula set forth in the merger agreement to prevent a termination by EFIN.

Effect of Termination

Upon the termination of the merger agreement and the abandonment of the merger, the merger agreement shall become null and void, and there shall be no liability of one party to the other or any restrictions on the future activities on the part of any party to the merger agreement, or its respective directors, officers or shareholders, other than provisions regarding confidentiality, fees and expenses (including the termination fee described below) and the miscellaneous provisions contained in Article 11 of the merger agreement .

Termination Fee

EFIN will pay Mercantile a termination fee equal to $3,680,000 in cash (the “termination fee”) if the merger agreement is terminated in the following circumstances:

•	in the event EFIN terminates the merger agreement in order to accept a Superior Proposal;

•

in the event Mercantile terminates the merger agreement because EFIN has committed an uncured, material breach of any of the covenants or agreements or any of the representations or warranties of the merger agreement;

•

if EFIN materially breaches any of its obligations to call and hold a shareholder meeting, recommend a shareholder vote in favor of the merger, or refrain from engaging with competing proposals (other than an unsolicited Superior Proposal as described above); or

•	if EFIN’s board of directors makes a recommendation that the shareholders of EFIN withhold, withdraw, qualify or adversely modify its support for the merger agreement.

Amendment, Waiver and Extension of the Merger Agreement

At any time prior to the effective time, any provision of the merger agreement may be (i) waived by the party benefited by such provision or (ii) amended or modified by an agreement in writing executed by the parties; provided, that, after the receipt of the requisite EFIN vote, there may not be, without further approval of EFIN shareholders, any amendment of the merger agreement that requires such further approval under applicable law.

ANCILLARY AGREEMENTS TO THE MERGER AGREEMENT

Voting Agreements

In connection with entering into the merger agreement the executive officers and members of the board of directors, in their capacity as shareholders of EFIN, were asked to enter into voting agreements with Mercantile. The shareholders “beneficially own” (as such term, along with “own beneficially”, “beneficial ownership” and other like terms, is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 19334, as amended) shares of EFIN common stock. The following summary of the voting agreement is subject to, and qualified in its entirety by reference to, the form of voting agreement attached as Annex B to this proxy statement/prospectus.

The voting agreement requires, among other things, that the shareholders vote all shares of EFIN common stock in favor of approval of the merger agreement and the transactions contemplated thereby and against approval of any acquisition proposal or any other proposal made in opposition to or in competition with the voting agreement or the merger agreement and generally prohibits the shareholders from voting or executing any written consent to rescind or amend any prior vote or written consent to approve or adopt the merger agreement unless the voting agreement has been terminated.

In addition, the voting agreement provides that each such shareholder will not directly or indirectly while the voting agreement is in effect, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment, or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any or all of his or her shares of EFIN common stock, subject to limited exceptions.

Each shareholder party to the voting agreements also agreed, subject to certain exceptions, not to:

•	Enter into any voting agreement with any person or entity with respect to any of the shares;

•	Grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the shares;

•	Deposit any of the shares in a voting trust;

•

Enter into any agreement or arrangement with any person or entity limiting or affecting the shareholder’s legal power, authority, or right to vote the shares in favor of the approval of the merger agreement and transactions contemplated thereby.

The voting agreements will terminate upon the earlier of (a) the termination of the merger agreement in accordance with its terms or (b) the effective time of the merger, provided, however, that certain sections shall survive the termination of the voting agreement and that termination of the voting agreement shall not relieve any shareholder form any liability for any inaccuracy in or breach of any representation, warranty, or covenant contained in the voting agreement. EFIN shareholders entered into the voting agreements solely in their personal capacities as EFIN shareholders, and not in their capacities as directors or officers.

As of the record date, shareholders who are party to the voting agreement beneficially owned in the aggregate approximately 7.2% of the shares of EFIN common stock outstanding on that date.

Bank Merger Agreement

Following the merger, Mercantile will operate for a period of time as a two-bank holding company. The newly acquired EFIN Bank will operate alongside Mercantile Bank until the first quarter of 2027, at which time Mercantile plans to consolidate EFIN Bank into Mercantile Bank, with Mercantile Bank as the surviving entity. To effect such consolidation, Mercantile Bank and EFIN Bank will enter into a bank merger agreement. The following summary of the bank merger agreement is subject to, and qualified in its entirety by reference to, the form of bank merger agreement attached as Annex C to this proxy statement/prospectus.

Pursuant to the bank merger agreement, Mercantile Bank will be the surviving entity of the consolidation and will continue operating under the name of “Mercantile Bank,” under the existing charter and bylaws of Mercantile Bank. Similarly, Mercantile Bank’s present main banking premises of 310 Leaonard Street, NW, Grand Rapids, MI 49504 will continue to be the main banking premises of the surviving entity, however, all of EFIN Bank’s branch offices will continue as branch offices of the surviving entity. The consolidation of EFIN Bank into Mercantile Bank is conditioned on the following:

•	approval by the shareholders of Mercantile Bank and EFIN Bank;

•	approval of the FDIC;

•	approval of DIFS pursuant to Section 3701 of the Michigan Banking Code of 1999, as amended, and related sections of the Michigan Banking Code;

•	the merger shall have occurred at least prior to the consolidation of Mercantile Bank and EFIN Bank;

•	no temporary restraining orders, preliminary injunctions or other orders were issued by a court preventing the consolidation of the banks; and

•	all consents and approvals have been obtained.

At the effective time of the bank merger agreement, each share of Mercantile Bank common stock will remain outstanding as one share of the surviving entity, and each share of EFIN Bank common stock issued and outstanding will be canceled. The bank merger agreement may be terminated by mutual consent of the board of directors of Mercantile Bank and EFIN Bank.

ACCOUNTING TREATMENT

The accounting principles applicable to the merger as described in FASB ASC 805 provide transactions that represent business combinations are to be accounted for under the acquisition method. The acquisition method requires all of the following steps: (1) identifying the acquiror; (2) determining the acquisition date; (3) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; and (4) recognizing and measuring goodwill or a gain from a bargain purchase.

The appropriate accounting treatment for the merger is as a business combination under the acquisition method. On the acquisition date, as defined by ASC 805, Mercantile (the acquiror) will record at fair value the identifiable assets acquired and liabilities assumed, any noncontrolling interest, and goodwill (or a gain from a bargain purchase). The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion is a summary of the anticipated material U.S. federal income tax consequences of the merger to “U.S. holders” (as defined below) of EFIN common stock that exchange their shares for the merger consideration. This discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case, as in effect on the date of this proxy statement/prospectus. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could affect the accuracy of the statement and conclusions set forth in this discussion and could adversely affect a U.S. holder. We have not sought and do not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the merger. This discussion assumes that the merger will be consummated in accordance with the merger agreement and as further described in this proxy statement/prospectus. This discussion is not a complete description of all of the tax consequences of the merger and, in particular, does not address any tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

This discussion applies only to U.S. holders of shares of EFIN common stock who hold such shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws, including, without limitation:

•	dealers or brokers in securities, commodities or currencies,

•	traders in securities that elect to apply a mark-to-market method of accounting,

•	banks and certain other financial institutions,

•	insurance companies,

•	mutual funds,

•	personal holding companies,

•	controlled foreign corporations and, passive foreign investment companies,

•	government and tax-exempt organizations and entities, including pension plans,

•	individual retirement accounts, employee stock ownership plans, or other tax-deferred accounts,

•	partnerships, S corporations or other pass-through entities or investors in such entities,

•	a holder of EFIN common stock who received EFIN common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation for services,

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to EFIN common stock being taken into account in an “applicable financial statement” (as defined in the Code),

•	regulated investment companies,

•	real estate investment trusts,

•	U.S. expatriates and former citizens or residents of the U.S.,

•	persons whose functional currency is not the U.S. dollar, or

•

persons whose functional currency is not the U.S. dollar, or • holders who hold shares of EFIN common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of EFIN common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the U.S., (2) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (3) a trust if  (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (b) such trust has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes, or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

Holders of EFIN common stock who are not U.S. holders may have different tax consequences than those described below and are urged to consult their tax advisors regarding the particular tax consequences of the merger to them under U.S. federal income tax laws and the tax laws of any applicable state, local or non-U.S. taxing jurisdiction.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds EFIN common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Any entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds EFIN common stock, and any partners in such partnership, should consult their own tax advisors regarding the tax consequences of the merger to them in light of their specific circumstances.

The following discussion does not purport to be a complete analysis or discussion of all of the potential tax consequences of the merger.  This discussion is not, and is not intended to be tax advice, to any particular holder of EFIN common stock. The tax consequences of the merger to you arecomplex and will depend on the specific situation of each holder of EFIN common stock. All holders of EFIN common stock should consult with their tax advisor as to the specific tax consequences of the merger to them in light of their particular circumstances, including the applicability and effect of any U.S. federal, state, local, non-U.S. and other tax laws and of possible changes in applicable tax laws after the date of this proxy statement/prospectus.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of EFIN Common Stock

Qualification of the Merger as a “Reorganization”

The merger is intended to qualify as a “reorganization” under Section 368(a) of the Code for U.S. federal income tax purposes. In connection with the filing with the SEC of the registration statement of which this proxy statement/prospectus is a part, Greenberg Traurig LLP, tax counsel to Mercantile, has rendered its tax opinion to Mercantile, and Shumaker, Loop & Kendrick, LLP, tax counsel to EFIN, has rendered its tax opinion to EFIN, in each case, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Copies of such tax opinions are attached as Exhibits 8.1 and 8.2 to the registration statement.

The obligations of the parties to complete the merger are conditioned on, among other things, the receipt by Mercantile and EFIN of tax opinions from Greenberg Traurig LLP and Shumaker, Loop & Kendrick, LLP, respectively, dated the effective time of the merger, concluding that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. The conditions relating to receipt of such closing tax opinions may be waived by both Mercantile and EFIN. Neither Mercantile nor EFIN currently intends to waive this condition to its obligation to consummate the merger. If either Mercantile or EFIN waives this condition after this registration statement is declared effective by the SEC, and if the tax consequences of the merger to EFIN shareholders have materially changed, Mercantile and EFIN will recirculate appropriate materials to resolicit the votes of EFIN shareholders.

The opinions of Greenberg Traurig LLP and Shumaker, Loop & Kendrick, LLP provided to Mercantile and EFIN, respectively, are and will be subject to customary qualifications and assumptions, including assumptions regarding the (i) absence of changes in existing facts and (ii) completion of the merger strictly in accordance with the merger agreement and the registration statement of which this proxy statement/prospectus forms a part. In rendering their tax opinions, Shumaker, Loop & Kendrick, LLP and Greenberg Traurig LLP will rely on representations and covenants of Mercantile and EFIN, including those representations contained in certificates of officers of Mercantile and EFIN, reasonably satisfactory in form and substance to each such counsel, and will assume that such representations are true, correct and complete without any regard to any knowledge limitation and that such covenants will be complied with. If any of these assumptions or representations are or become inaccurate in any way, or any of the covenants are not complied with, the conclusions reached in the opinions could be adversely affected and the U.S. federal income tax consequences of the merger could be materially different from those described in this proxy statement/prospectus.

The opinions represent each counsel’s best legal judgment but have no binding effect on the IRS or any court, and no assurance can be given that contrary positions will not be taken by the IRS or a court considering the issues. Mercantile and EFIN have not sought, and will not seek, any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below or described in the tax opinions. If the IRS were to successfully assert that the merger did not qualify as a “reorganization”, the U.S. federal income tax consequences of the merger would differ from those set forth in this proxy statement/prospectus. The merger would be treated as a taxable transaction for U.S. federal income tax purposes, and each EFIN shareholder would recognize taxable gain or loss upon the exchange of their shares of EFIN common stock for shares of Mercantile common stock. You should consult your own tax advisor as to the specific tax consequences to you in light of your specific circumstances in the event the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

In order for the merger to qualify as a “reorganization” under Section 368(a) of the Code, certain requirements, including the “continuity of interest” requirement as described in Treasury Regulations Section 1.368-1(e), must be satisfied. Under regulatory guidance, for the “continuity of interest” requirement to be satisfied, at least 40% (by value) of the aggregate total consideration received by EFIN shareholders in the merger must consist of Mercantile common stock.  The value of Mercantile common stock received by EFIN shareholders as merger consideration may fluctuate, including due to changes in the price of Mercantile common stock and Mercantile’s right (but not obligation) to increase the exchange ratio, which would result in additional shares of Mercantile common stock being issued, in accordance with the formula set forth in the merger agreement to prevent a termination by EFIN in certain circumstances.

Because the value of the merger consideration is based in part on the value of Mercantile common stock and the value of the Mercantile common stock may fluctuate, the merger could fail to meet the “continuity of interest” requirement, and therefore fail to qualify as a “reorganization” under Section 368(a) of the Code, if the value of all Mercantile common stock received by holders of EFIN common stock in the merger represents less than 40% of the total value of the merger consideration received by holders of EFIN common stock in the Merger (e.g, as a result in a decline in the value of Mercantile common stock). There are therefore factual uncertainties concerning the qualification of the merger as a “reorganization” under Section 368(a) of the Code as of the date of this proxy statement/prospectus.

The following discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

U.S. Federal Income Tax Consequences to EFIN and Mercantile

With respect to the merger, each of EFIN and Mercantile will be considered a “party to a reorganization” within the meaning of Section 368(b) of the Code, and neither EFIN nor Mercantile will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger.

U.S. Holders that Exchange EFIN Common Stock for Merger Consideration

Assuming the merger qualifies as a “reorganization” under Section 368(a) of the Code, EFIN shareholders will be subject to U.S. federal income tax consequences as a result of receiving consideration which consists of both stock and cash (other than cash received instead of fractional shares of Mercantile common stock) in the merger. EFIN shareholders, (1) will not recognize any loss upon surrendering his, her or its EFIN common stock, and (2) will recognize gain upon surrendering his, her or its EFIN common stock equal to the lesser of (a) the amount by which the fair market value of the Mercantile common stock and cash consideration received (other than cash received in lieu of a fractional share of Mercantile common stock) by such shareholder, as a U.S. holder of EFIN common stock, exceeds his, her, or its adjusted tax basis in his, her, or its EFIN common stock, and (b) the amount of cash consideration that such shareholder receives in the merger (excluding cash received instead of fractional shares of Mercantile common stock). Any cash received in lieu of a fractional share will be treated as discussed below under “Cash Instead of Fractional Shares.”

Any gain described above will be a capital gain unless the U.S. holder’s receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as a dividend to the extent of the U.S. holder’s ratable share of EFIN’s accumulated earnings and profits, as calculated for U.S. federal income tax purposes. If the gain or loss is capital gain or loss, it will be long-term capital gain or loss if, as of the effective time of the merger, the holding period for such shares of EFIN common stock exceeds one year. Long-term capital gains of certain non-corporate holders, including individuals, are generally eligible for preferential rates of taxation. The deductibility of capital losses is subject to certain limitations.

The aggregate tax basis of the Mercantile common stock that a U.S. holder receives in the merger, including any fractional shares deemed received and redeemed for cash as described below, will equal the U.S. holder’s aggregate adjusted tax basis in the shares of EFIN common stock that the U.S. holder surrenders in the merger (less any tax basis attributable to cash received instead of a fractional share in Mercantile common stock), decreased by the amount of cash consideration received (other than cash received instead of fractional shares of Mercantile common stock) and increased by the amount of any gain recognized in the merger (including any portion of the gain that is treated as a dividend, as described above, and excluding any gain recognized as a result of cash received instead of a fractional share). The holding period for the shares of Mercantile common stock that a U.S. holder receives in the merger (including any fractional share deemed received and redeemed for cash as described below) will include the holding period for the shares of EFIN common stock that the U.S. holder surrenders in the merger. If the U.S. holder acquired different blocks of EFIN common stock at different times or at different prices, gain or loss must be calculated separately for each identifiable block of shares of EFIN common stock surrendered in the merger, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. U.S. holders should consult their tax advisors regarding the manner in which cash and shares of Mercantile common stock should be allocated among different blocks of their EFIN common stock surrendered in the merger. The basis and holding period of each block of Mercantile common stock received by the U.S. holder will be determined on a block-for-block basis depending on the basis and holding period of the blocks of EFIN common stock exchanged for such block of Mercantile common stock.

Cash Instead of Fractional Shares

If a U.S. holder receives cash instead of a fractional share of Mercantile common stock, the U.S. holder would generally be treated as having received such fractional share of Mercantile common stock in the merger and then as having exchanged the fractional share of Mercantile common stock for cash. As a result, except to the extent that the cash received is treated as a dividend as discussed below, the U.S. holder generally would recognize gain or loss equal to the difference between the amount of cash received and the U.S. holder’s aggregate tax basis allocable to the fractional share of Mercantile common stock. Such gain or loss generally would be capital gain or loss and would be long-term capital gain or loss if, as of the effective time, the U.S. holder’s holding period for such fractional share (including the holding period of shares of EFIN common stock surrendered therefor) exceeds one year. Long-term capital gains of non-corporate taxpayers, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

Potential Dividend Treatment

In some cases, if a U.S. holder of EFIN common stock actually or constructively owns shares of Mercantile common stock (other than the Mercantile common stock received as consideration in connection with the merger), any cash merger consideration (including cash in lieu of a fractional share of Mercantile common stock) received by such holder could be treated as being received as a distribution under the tests set forth in Section 302 of the Code (including as a result of the application of Section 304 of the Code). In such a case, such holder may have dividend income up to the amount of cash received by it in the merger, depending on the current or accumulated “earnings and profits” of Mercantile. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of certain constructive ownership rules, all holders of EFIN common stock should consult their tax advisors regarding the application of the foregoing rules to them in their particular circumstance.

HOLDERS OF EFIN COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE RECEIPT OF THE SPECIAL DIVIDEND IF IT IS DECLARED AND PAID AS PART OF CONSUMMATING THE MERGER.

Backup Withholding

Backup withholding at the applicable rate (currently 24%) may apply with respect to certain cash payments to a U.S. holder of EFIN common stock unless the U.S. holder:

•

furnishes a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof that it is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and would generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the U.S. holder timely furnishes the required information to the IRS.

Certain Reporting Requirements

U.S. holders of EFIN common stock who receive Mercantile common stock as a result of the merger are required to retain permanent records and make such records available to any authorized IRS officers and employees. The records should include the number of shares of EFIN common stock exchanged, the number of shares of Mercantile common stock received, the fair market value and tax basis of the shares of EFIN common stock exchanged and the U.S. holder’s tax basis in the Mercantile common stock received.

If a U.S. holder that receives Mercantile common stock in the merger is considered a “significant holder,” such U.S. holder would be required (1) to file a statement with its U.S. federal income tax return in accordance with Treasury Regulation Section 1.368-3 providing certain facts pertinent to the merger, including such U.S. holder’s tax basis in, and the fair market value of, the EFIN common stock surrendered by such U.S. holder in the merger (determined immediately before the merger), the names and employer identification numbers of EFIN and Mercantile and the date of the merger and (2) to retain permanent records of these facts relating to the merger. A “significant holder” is any EFIN shareholder that, immediately before the merger, (1) owned at least 1% (by vote or value) of the outstanding shares of EFIN common stock, or (2) owned EFIN securities with a tax basis of $1.0 million or more.

THIS DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL POTENTIAL TAX CONSEQUENCES OF THE MERGER. IT IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO BE, AND DOES NOT CONSTITUTE, TAX ADVICE. HOLDERS OF EFIN COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY OTHER U.S. FEDERAL TAX LAWS, OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY. HOLDERS OF EFIN COMMON STOCK ARE ALSO URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF POSSIBLE CHANGES IN ANY OF THOSE LAWS AFTER THE DATE OF THIS PROXY STATEMENT/PROSPECTUS.

THE COMPANIES

Mercantile Bank Corporation

Mercantile is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Mercantile was organized on July 15, 1997, under the laws of the State of Michigan, primarily for the purpose of holding all of the stock of Mercantile Bank, a Michigan state banking company. During the third quarter of 2013, Mercantile filed an election to become a financial holding company which became effective April 14, 2014.

Mercantile common stock is listed on Nasdaq under the symbol “MBWM.”

Mercantile Bank operates 43 office locations and provides commercial banking services primarily to small- to medium- sized businesses and retail banking services. Mercantile Bank’s main office is located at 310 Leonard Street NW, Grand Rapids, Michigan 49504 and the telephone number at that address is (616) 406-3000. It also has banking offices located in the metropolitan Detroit, Michigan area, Traverse City, Michigan, Petoskey, Michigan, Saginaw, Michigan, and Midland, Michigan. Mercantile Bank owns 11 automated teller machines and 33 video banking machines at a majority of office locations. Mercantile Banks website address is www.mercbank.com. Information contained on Mercantile Bank’s website does not constitute part of, and is not incorporated into, this proxy statement/prospectus.

Mercantile Insurance Center, Inc., a subsidiary of Mercantile Bank, commenced operations and acquired an existing self-insurance agency in 2002. An Agency and Institution Agreement was entered into among Mercantile Insurance Center, Inc., Mercantile Bank, and Hub International for the purpose of providing programs of mass marketed personal lines of insurance. Mercantile Insurance Center, Inc. offers insurance products such as private passenger automobile, homeowners, personal inland marine, boat owners, recreational vehicle, dwelling fire, umbrella policies, small business, and life insurance products, all of which are provided by and written through companies that have appointed Hub International as their agent. To date, Mercantile Insurance Center, Inc. has not provided the insurance products listed above and has no plans to do so.

Information relating to executive compensation, various benefit plans, the principal holders of voting securities, relationships and related transactions and other related matters as to Mercantile is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 92.

Eastern Michigan Financial Corporation

EFIN is a Michigan corporation and parent holding company of EFIN Bank, which is a Michigan state chartered commercial bank headquartered in Croswell, Michigan.

EFIN common stock is traded on the OTCID. EFIN’s sole business activity is community banking.

EFIN Bank operates from its main office location at 65 N. Howard Street, Croswell, Michigan and its four(4) branch offices in Sanilac County, six (6) branch offices in Saint Clair County, and one (1) branch office in Huron County, Michigan .EFIN also operates a limited service loan production office at 66 N. Howard Avenue, Croswell, Michigan. EFIN owns its main office, loan production office, and all but one of its branch offices, which it leases.  EFIN’s primary business activity is the origination of commercial loans including commercial real estate loans, one-to-four family residential real estate loans and farm real estate loans and, to a lesser extent, consumer loans.

EFIN Bank’s primary federal regulator is the FDIC and it is also regulated by DIFS. EFIN is regulated by the Federal Reserve.

At June 30, 2025, EFIN reported $504.5 million in total assets, $208.3 million in loans, $449.3 million in deposits and $52.9 million in tangible common equity and had 92 full-time equivalent employees.

The principal executive offices of EFIN are located at 65 N. Howard Street, Croswell, Michigan 48422. The telephone number for EFIN is (810) 679-2500.

Legal Proceedings

From time to time, EFIN or its subsidiaries may become a party to various litigation matters incidental to the conduct of its business. However, neither EFIN nor any of its subsidiaries is presently party to any legal proceeding the resolution of which, in the opinion of EFIN’s management, would be expected to have a material adverse effect on EFIN’s business, operating results, financial condition, or prospects.

Employees

As of June 30, 2025, EFIN had no employees and EFIN Bank employed 92 full-time equivalent employees. No employees of EFIN or EFIN Bank are covered by a collective bargaining agreement. EFIN considers its relationship with its employees to be good.

Description of Property

The principal executive offices of EFIN and EFIN Bank are located at 65 N. Howard Street, Croswell, Michigan 48422, which property is owned by EFIN Bank. In addition, EFIN Bank also operates from the twelve (12) locations set forth in the table below.

Office Location	Type of Location	Owned or Leased
66 N. Howard Avenue, Croswell, MI 48422	Operations Office	Owned

37 N. Howard Avenue, Croswell, MI 48422	Branch Office	Owned

5446 Main Street, Lexington, MI 48450	Branch Office	Owned

7090 Lakeshore Road, Lakeport, MI 48059	Branch Office	Owned

7004 E. Atwater Road, Ruth, MI 48470	Branch Office	Owned

600 Water Street, Port Huron, MI 48060	Branch Office	Owned

3636 Main Street, Deckerville, MI 48427	Branch Office	Owned

3061 Kraft Road, Fort Gratiot, MI 48059	Branch Office	Owned

324 S. Sandusky Road, Sandusky, MI 48471	Branch Office	Owned

2970 Gratiot Blvd, Marysville, MI 48040	Branch Office	Owned

355 S. Parker Street, Marine City, MI 48039	Branch Office	Owned

1430 Military Street, Suite 1, Port Huron, MI 48060	Branch Office	Leased

Market for Common Equity and Related Shareholder Matters

Shares of EFIN common stock are traded on the OTCID.

	($) High (1)	($) Low (1)	Dividends ($) Declared
Quarter End

June 30, 2025	42.50	42.50	0.40
March 31, 2025	41.51	41.51	0.90

December 31, 2024	36.01	36.01	0.40
September 30, 2024	32.16	32.05	0.40
June 30, 2024	27.54	27.54	0.40
March 31, 2024	28.50	28.50	0.90

December 31, 2023	25.00	25.00	0.40
September 30, 2023	24.50	24.50	0.40
June 30, 2023	23.25	23.25	0.35
March 31, 2023	25.00	25.00	0.35

December 31, 2022	25.82	25.66	0.35
September 30, 2022	25.50	25.25	0.35
June 30, 2022	28.01	28.01	0.30
March 31, 2022	31.50	31.50	0.80

Subject to certain limitations set forth in the merger agreement, EFIN intends to continue its policy of paying quarterly dividends; however, future cash dividend payments will depend upon a number of factors, including, but not limited to, capital requirements, regulatory limitations, and EFIN’s financial condition and results of operations.

The following table presents high and low pricing information for EFIN common stock on July 21, 2025, the last full trading day before the merger was publicly announced, and October 16, 2025, the last practicable day for which information was available prior to the date of this proxy statement/prospectus.

	High(1)	Low (1)	Close(1)

July 21, 2025	$43.50	$43.50	$43.50
October 16, 2025	$63.00	$63.00	$63.00

(1)	The common stock of EFIN is traded in the over the counter market on the OTCID.

SECURITY OWNERSHIP OF CERTAIN EFIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of the date of this proxy statement and prospectus, the beneficial ownership of EFIN common stock of each EFIN director, each of the executive officers of EFIN and all of the directors and executive officers as a group. No person beneficially owns five percent or more of EFIN’s outstanding common stock. Unless otherwise indicated, each person has sole voting and investment power with respect to the shares set forth in the following table. This table should be read with the understanding that more than one person may be the beneficial owner or possess certain attributes of beneficial ownership with respect to the same EFIN common stock. The address for the directors and executive officers is 65 N. Howard Ave, Croswell, MI 48422-0139.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)

Directors
Anthony Roggenbuck	1,688	*
Karen Flanagan	11,703(2)	*
Lisa Disser	1,736	*
Michael Wendling	3,586(2)	*
Patricia Manley	248	*
Patricia Ryan	12,792	*
Steven Schweihofer	2,117(2)	*
Timothy Ward	46,700(2)	3.6%
William G. Oldford, Jr.	45,978(2)	3.5%

Non-Director Executive Officers
Errin Levitt	11,785(2)	*
Chad Deaner	10,989(2)	*
Stacie Bales	6,909(2)	*
Kimberly Bowman	4,326(2)	*

Directors and Non-Director Executive Officers as a Group (13 persons)	160,557(2)	12.3%

* Less than 1% of the total outstanding.

(1) Based upon 1,299,058 shares of EFIN common stock outstanding as of the date of this proxy statement and prospectus plus option shares on an “as exercised” basis for options exercisable within 60 days of the date of this proxy statement for each disclosed individual and by all of such persons as a group.

(2) Includes 59,179 options exercisable within 60 days of the date of this proxy statement: Karen Flanagan, 3,568 shares; Michael Wendling, 1,260 shares; Steven Schweihofer, 840 shares; Timothy Ward, 17,549 shares; William G. Oldford, Jr., 18,131 shares; Errin Levitt, 6,560 shares; and Chad Deaner 5,838 shares; Stacie Bales, 3,084 shares; and Kimberly Bowman, 2,349 shares.

DESCRIPTION OF CAPITAL STOCK OF MERCANTILE

As a result of the merger, EFIN shareholders who receive shares of Mercantile common stock in the merger will become shareholders of Mercantile. The rights of Mercantile shareholders are governed by Michigan law and the articles of incorporation, including all amendments thereto, and amended and restated bylaws of Mercantile. The following briefly summarizes the material terms of Mercantile common stock. This discussion does not purport to be a complete description of these rights and may not contain all of the information regarding Mercantile’s capital stock that is important to you. These rights can be determined in full only by reference to federal and state banking laws and regulations, the MBCA and the articles of incorporation, including all amendments thereto, and amended and restated bylaws of Mercantile, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law, which Mercantile and EFIN urge you to read. Copies of Mercantile’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, as well as to obtain copies of EFIN’s governing documents, see “Where You Can Find More Information” beginning on page 92.

General

Mercantile’s articles of incorporation, including all amendments thereto, authorize the issuance of up to 40,000,000 shares of common stock, no par value per share, and up to 1,000,000 shares of preferred stock, no par value per share. At October 16, 2025, there were 16,253,600 shares of Mercantile common stock issued and outstanding, and no shares of preferred stock were outstanding.

Common Stock

Voting Rights. Except as otherwise required by law or by any amendment to Mercantile’s articles of incorporation, each holder of common stock shall have one vote for each share of stock held by him of record on the books of the corporation on all matters voted upon by the shareholders.

Dividend Rights. Subject to the preferential dividend rights, if any, applicable to shares of preferred stock and subject to applicable requirements, if any, with respect to the setting aside of sums for purchase, retirement, or sinking funds for preferred stock, the holders of common stock shall be entitled to receive, to the extent permitted by law, such dividends as may be declared from time to time by the board of directors.

Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of preferred stock, holders of common stock shall be entitled to receive all of the remaining assets of the corporation of whatever kind available for distribution to shareholders ratably in proportion to the number of shares of common stock held by them respectively. The board of directors may distribute in kind to the holders of common stock such remaining assets of the corporation or may sell, transfer, or otherwise dispose of all or any part of such remaining assets to any other corporation, trust or entity, or any combination thereof, any may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of common stock. The merger or consolidation of the corporation into or with any other corporation, or the merger of any other corporation into it, or any purchase or redemption of shares of stock of the corporation of any class, shall not be deemed to be dissolution, liquidation or winding up of the corporation for the purposes of this paragraph.

Other Rights. Such numbers of shares of common stock as may from time to time be required for such purpose shall be reserved for issuance (i) upon conversion of any shares of preferred stock or any obligation of the corporation convertible into shares of common stock which is at the time outstanding or issuable upon exercise of any options or warrants at the time outstanding and (ii) upon exercise of any options, warrants or rights at the time outstanding to purchase shares of common stock.

Stock Exchange Listing. Mercantile’s common stock is listed on Nasdaq under the symbol “MBWM”.

Transfer Agent. Mercantile’s transfer agent is Computershare Trust Company, N.A.

Preferred Stock

Upon authorization of Mercantile’s board of directors, subject to the limitations prescribed by Michigan law, Mercantile may issue preferred stock in one or more classes or series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, or the designation of the class or series, without the approval of our shareholders. Mercantile’s board of directors also has the authority to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by its shareholders.

Unless and except to the extent otherwise required by law or provided in the resolution or resolutions of the board of directors creating any series of preferred stock, the holders of the preferred stock shall have no voting power with respect to any matter whatsoever. In no event shall the preferred be entitled to more than one vote in respect of each share of stock

Anti-Takeover Considerations and Special Provisions of Mercantile Bank Corporation’s Articles of Incorporation, Bylaws, and Michigan Law

Provisions of the MBCA and Mercantile’s articles of incorporation, as amended, and amended and restated bylaws could make it more difficult to acquire Mercantile by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Mercantile to first negotiate with its board of directors. Mercantile believes that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of its board of directors to maximize shareholder value. However, these provisions may delay, deter or prevent a merger or acquisition of Mercantile that a shareholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our common stock.

Shareholder Meetings; Requirements for Advance Notice. Mercantile’s articles of incorporation, as amended, provide that special meetings of the shareholders may be called only by or at the direction of the board of directors or the chairman of the board. In addition, Mercantile’s amended and restated bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as director. In order for any matter to be “properly brought” before a meeting, a shareholder will have to comply with such advance notice procedures and provide Mercantile with certain information.

Supermajority Voting for Amendments to Certain Provisions. Any amendment to certain provisions of Mercantile’s articles of incorporation, as amended, such as provisions relating to nomination, election, or removal of directors, and provisions relating to shareholder action by written consent, requires the affirmative vote of at least 66⅔% of the voting power of all shares of our common stock then outstanding. Our amended and restated bylaws may be amended, altered, changed, added to or repealed by the shareholders at any regular or special meeting of the shareholders provided such action is contained in the notice of such meeting, or by the board of directors at any regular or special meeting of the board of directors.

No Cumulative Voting. The MBCA provides that the articles of incorporation may permit cumulative voting in the election of directors. Mercantile’s articles of incorporation, as amended, does not provide for cumulative voting.

Removal of Directors; Vacancies. Mercantile’s articles of incorporation, as amended, provides that directors may be removed only for cause only by the affirmative vote of the holders of at least a majority of the voting power of all the shares of the corporation entitled to vote generally in the election of directors, voting together as a single class. In addition, Mercantile’s articles of incorporation provides that only its board of directors may fill vacant directorships, including newly created seats, by the affirmative vote of the majority of remaining directors.

Shareholder Action by Written Consent. The MBCA permits any action required to be taken at any annual or special meeting of the shareholders to be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Mercantile’s articles of incorporation, as amended, provide that any action to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by written consent.

Limitations on Liability and Indemnification of Officers and Directors. Mercantile’s articles of incorporation, as amended, and amended and restated bylaws provide that the corporation will indemnify its directors and officers, and may indemnify its employees and other agents, to the fullest extent permitted by Michigan law. Michigan law prohibits the articles of incorporation from limiting the liability of directors for the following: (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) a violation of Section 551(1) of the MBCA, or (iv) for any transaction from which the director derived any improper personal benefit.

If Michigan law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of Mercantile’s directors will be eliminated or limited to the fullest extent permitted by Michigan law, as so amended. Mercantile’s articles of incorporation, as amended, does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Michigan law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under Mercantile’s articles of incorporation, as amended, and its amended and restated bylaws, the corporation will also be empowered to purchase insurance on behalf of any person whom it is required or permitted to indemnify.

The limitation of liability and indemnification provisions provided for in Mercantile’s articles of incorporation, as amended, and amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit Mercantile and its shareholders. Moreover, a shareholder’s investment may be harmed to the extent it pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Mercantile’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Mercantile has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of Mercantile’s directors or officers as to which indemnification is being sought, nor is Mercantile aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Authorized but Unissued Shares. Mercantile’s authorized but unissued shares of common stock and preferred stock are available for future issuances without shareholder approval, except as required by the listing standards of Nasdaq and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Mercantile and EFIN are each incorporated under the laws of the State of Michigan. Because Mercantile and EFIN are organized under the laws of the same state, differences in the rights of holders of Mercantile common stock and the rights of holders of EFIN common stock will only arise from differences in the laws in their respective corporate governing documents. The material differences between the rights of holders of Mercantile common stock and the rights of holders of EFIN common stock resulting from any differing provisions of their articles of incorporation and bylaws are summarized below.

The following summary does not purport to be a complete statement of the rights of Mercantile shareholders and EFIN shareholders. The summary is necessarily general, and it is not intended to be a complete statement of all differences affecting the rights of shareholders of Mercantile or EFIN, respectively, or a complete description of the specific provisions referred to below. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the MBCA, and the governing documents of Mercantile and EFIN, to which the shareholders of EFIN are referred. Copies of the governing documents of Mercantile are available, without charge, to any person, including any beneficial owner of EFIN common stock to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” beginning on page 92.

	Mercantile	EFIN

Organizational Documents	The rights of Mercantile shareholders are governed by Mercantile’s articles of incorporation, including all amendments thereto, amended and restated bylaws, and the MBCA.	The rights of EFIN shareholders are governed by EFIN’s articles of incorporation, as amended, bylaws, as amended, and the MBCA.

Authorized Capital Stock

Mercantile’s articles provide that Mercantile has authority to issue 41,000,000 shares of capital stock consisting of:

●     40,000,000 shares of common stock, without par

value; and

●     1,000,000 shares of preferred stock, without par value.

As of October 16, 2025, there were 16,253,600 shares of Mercantile common stock and no shares of preferred stock issued and outstanding.

EFIN’s articles provide that EFIN has authority to issue 3,300,000 shares of capital stock consisting of:

●    3,000,000 shares of common stock, par value $5.00 per share; and

●    300,000 shares of preferred stock, without par value. A

As of October 16, 2025, there were 1,299,058 shares of EFIN common stock and no shares of preferred stock issued and outstanding.

Preferred Stock

Mercantile’s articles of incorporation authorize the board of directors to provide from time to time the issuance of shares of preferred stock in one or more series, each with such voting powers, full or limited, or without voting powers, and with such designations, preferences, participating, conversion, optional or other rights, and such qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue thereof adopted by the board of directors, and as are not stated in Mercantile’s articles of incorporation or any amendments thereto.

EFIN’s articles of incorporation authorize the board of directors to provide from time to time the issuance of shares of preferred stock in one or more series, each with such voting powers, full or limited, or without voting powers, and with such designations, preferences, participating, conversion, optional or other rights, and such qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue thereof adopted by the board of directors, and as are not stated in EFIN’s articles of incorporation or any amendments thereto.

Voting Rights	Mercantile’s articles of incorporation provide that each outstanding share shall be entitled to one vote on each matter submitted to a vote. Shareholders do not have cumulative voting rights.	EFIN’s articles of incorporation provide that each outstanding share shall be entitled to one vote on each matter submitted to a vote. Shareholders do not have cumulative voting rights.

Dividends

Mercantile shareholders are entitled to receive such dividends and other distributions on common stock as are declared from time to time by the board of directors. The board’s right to declare dividends is subject to the rights of any holders of preferred stock or any other stock with superior dividend rights and Mercantile’s legal ability to make certain other payments. The board of directors may fix the dividend rights and rates of preferred stock if and when such shares are first issued.

EFIN shareholders are entitled to receive such dividends and other distributions on common stock as are declared from time to time by the board of directors. The board’s right to declare dividends is subject to the rights of any holders of preferred stock or any other stock with superior dividend rights and EFIN’s legal ability to make certain other payments. The board of directors may fix the dividend rights and rates of preferred stock if and when such shares are first issued.

Number and Classification of Directors

Mercantile’s articles of incorporation provide that the board of directors may, by an affirmative vote of the majority of its members, fix the number of directors on the board, but the number of directors may not be less than six or more than fifteen. Directors need not be shareholders.

All directors shall be elected for terms expiring at the next annual meeting of shareholders until such directors’ successors shall have been elected and qualified, or until the directors’ resignation or removal.

EFIN’s articles of incorporation provide that the board of directors may, by an affirmative vote of the majority of its members, fix the number of directors on the board, but the number of directors may not be less than three or more than twenty-five. Directors need not be shareholders.

The Directors are divided into three classes as nearly equal in number as possible and Directors are elected for three-year terms or until such directors’ successors shall have been elected and qualified, or until the directors’ resignation or removal.

Election of Directors	Mercantile’s bylaws provide that directors are elected by a plurality of the votes cast at an election.	As provided by Michigan law EFIN’s directors are elected by a plurality of the votes cast at an election.

Removal of Directors

Michigan law provides that shareholders may remove a director with or without cause, unless the articles of incorporation provide otherwise.

Mercantile’s articles of incorporation allow a director to be removed only for cause and only by an affirmative vote of the majority of the voting power of shareholders entitled to vote.

Michigan law provides that shareholders may remove a director with or without cause, unless the articles of incorporation provide otherwise.

EFIN’s bylaws provide that any director, or the entire board of directors, may be removed, with or without cause, by vote of the holders of a majority of the shares entitled to vote at an election of directors.

Vacancies of the Board of Directors

Any vacancy on Mercantile’s board of directors, including newly created directorships resulting from an increase in the number of directors, will be filled by the affirmative vote of a majority of the directors then in office. No decrease in the number of directors may shorten the term of any incumbent director. Any director chosen to fill a vacancy shall hold office until the next election of directors and until the director’s successor shall be elected and qualified, or until the director’s resignation or removal.

Any vacancy on EFIN’s board of directors, including newly created directorships resulting from an increase in the number of directors, will be filled by the affirmative vote of a majority of the directors then in office. No decrease in the number of directors may shorten the term of any incumbent director. Any director chosen to fill a vacancy shall hold office until the next election of directors and until the director’s successor shall be elected and qualified, or until the director’s resignation or removal.

Action by Written Consent

Under Michigan law, the articles of incorporation of a company may provide that any action required or permitted to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted.

Mercantile’s articles of incorporation prohibit actions of the shareholders by written consent.

Under Michigan law, the articles of incorporation of a company may provide that any action required or permitted to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted.

EFIN’s articles of incorporation do not permit actions of the shareholders by written consent of the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted.

Michigan law permits shareholders actions of the shareholders by the written consent  if before or after the action all the shareholders entitled to vote consent in writing and EFIN’s articles of incorporation and bylaws do not prohibited such action.

Advance Notice Requirements for Shareholder Nominations and Other Proposals

Annual and Special Meetings

Neither Mercantile’s bylaws nor its articles of incorporation provide any specific requirements for submission of shareholder proposals.

If a company is subject to the solicitation rules and regulations of the Securities Exchange Act of 1934, as amended, and the shareholder desires to require the company to include the shareholder’s proposal in the company’s proxy materials, matters and proposals submitted for inclusion in the company’s proxy materials shall be governed by those rules and regulations.

Special Meetings

Mercantile’s bylaws provide that a special meeting of shareholders may be called by resolution of a majority of the board of directors or by the Chairman of the Board, on a date fixed by the board of directors or the chairman of the board. The board of directors must give notice of the meeting to each shareholder entitled to vote at the meeting. The notice must be given to each shareholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date fixed for the meeting.

Nominations for Elections to the Board of Directors

Mercantile’s articles of incorporation provide that any shareholder entitled to vote for the election of directors at a meeting may make a nomination at the meeting if and only if the shareholder shall have delivered timely notice to the Secretary of the company setting forth (a) the name and address of the shareholder making the nomination; (b) the name, age, business address, and residence address of each nominee proposed in such notice; (c) the principal occupation or employment of each such nominee; (d) the number of shares of capital stock of the company which are beneficially owned by each such nominee and the nominating shareholder; (e) the signed consent of the nominee to serve as director if elected; and (f) such other information concerning each such nominee as would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of such nominees. To be timely, a shareholder’s notice must be delivered to or mailed and received at the principal executive offices of the company not less than 60 days and not more than 90 days prior to the anniversary date of the immediately preceding annual shareholders meeting.

Annual and Special Meetings

The articles of incorporation of EFIN requires that a proposal made by a shareholder at an annual meeting is subject to advance notice provisions and informational disclosures. A shareholder must provide notice to EFIN at least 60 days prior to the anniversary of the preceding year’s annual meeting, or 10 days after the date EFIN mails or otherwise provides notice of the date of such meeting if such date is changed by more than 20 days from that of the prior year. The notice must also contain information about the shareholder making the proposal and any interest the shareholder has in the proposal.

EFIN is not subject to the solicitation rules and regulations of the Securities Exchange Act of 1934, as amended.

Special Meetings

Special meetings of EFIN may called by the President or the Secretary, or upon receipt of a written request stating the purpose(s) of the special meeting signed by shareholders owning a majority of the issued and outstanding EFIN voting shares.

Nominations for Elections to the Board of Directors

Article IX of EFIN’s articles of incorporation provide that any shareholder entitled to vote for the election of directors at a meeting may make a nomination at the meeting if and only if the shareholder shall have delivered timely notice to the Secretary of the company setting forth: (i) the name and address of the shareholder making the nomination and the name(s) and address(es) each nominee proposed in such notice; (ii) a representation that the shareholder (a) is a holder of record of stock of EFIN entitled to vote at the meeting, (b) will continue to hold such stock through the date of the meeting, and (c) intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee, or any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to Regulation 14A of the SEC.

If the chairman of the election meeting determines that a nomination was not made in accordance with the foregoing procedures, such nomination shall be disregarded.

To be timely, a shareholder’s notice must be delivered to or mailed and received at the principal executive offices of the company (A) with respect to an election of directors at an annual meeting, not less than 60 days and not more than 90 days prior to the anniversary date of the immediately preceding annual shareholders meeting, or in the event the date of meeting is changes by more than 20 days from such anniversary date, with 10 days after the date company mails or otherwise give notice of such date, or (B) with respect to a special meeting called for that purpose, not later than the close of business on the 10th day following the date on which notice of the special meeting was first mailed to shareholders.

No person shall be eligible for election as a director of EFIN unless nominated (i) by a shareholder in accordance with the requirements of Article IX of EFIN’s articles of incorporation, or (ii) by the board of directors.

Amendments to the Articles of Incorporation

Under Michigan law, some provisions of a corporation’s articles of incorporation may be amended by the board of directors. Other provisions require the approval of the holders of a majority of the outstanding shares, unless a larger percentage is required by the corporation’s articles of incorporation.

Mercantile’s articles of incorporation require the affirmative vote of the holders of at least two-thirds of the voting power of all the shares entitled to vote in the election of the directors in order to alter, amend, repeal or adopt any provision of the articles of incorporation.

Under Michigan law, some provisions of a corporation’s articles of incorporation may be amended by the board of directors. Other provisions require the approval of the holders of a majority of the outstanding shares, unless a larger percentage is required by the corporation’s articles of incorporation

As provided by Michigan law EFIN’s articles of incorporation require the affirmative vote of the holders of at least a majority of the voting power of all the shares entitled to vote in the election of the directors in order to alter, amend, repeal or adopt any provision of the articles of incorporation.

Amendments to Bylaws

Under Michigan law, unless a corporation’s articles of incorporation and bylaws provide that only shareholders may amend the bylaws, the shareholders or the board of directors may amend the bylaws. Neither Mercantile’s articles of incorporation nor its bylaws restrict amendment of the bylaws.

Under Michigan law, unless a corporation’s articles of incorporation and bylaws provide that only shareholders may amend the bylaws, the shareholders or the board of directors may amend the bylaws. Neither EFIN’s articles of incorporation nor its bylaws restrict amendment of the bylaws.

Quorum

Mercantile’s bylaws provide that except as provided by the articles of incorporation or statute, the presence in person or by proxy of shareholders holding shares entitled to cast a majority of the votes which may be cast at a meeting constitutes a quorum at the meeting.

EFIN’s bylaws provide that shares equaling a majority of all of the voting shares of the capital stock of the company issued and outstanding constitute a quorum.

Limitation of Personal Liability of Directors

Michigan law provides that a corporation’s articles of incorporation may limit a director’s liability to the corporation for money damages for his or her conduct as a director, except for liability with respect to:

●    the amount of a financial benefit received by a director to which he or she is not entitled;

●    intentional infliction of harm on Mercantile or its shareholders;

●    certain unlawful dividends, distributions or loans; or

●    intentional criminal acts.

Mercantile’s articles of incorporation do not contain any limitation on director’s liability.

As permitted by Michigan law Article VI of EFIN’s articles of incorporation provides that no director shall be liable to the corporation for money damages for his or her conduct as a director, except for liability with respect to:

●    the amount of a financial benefit received by a director to which he or she is not entitled;

●    intentional infliction of harm on EFIN or its shareholders;

●    certain unlawful dividends, distributions or loans; or

●    intentional criminal acts.

Indemnification of Directors and Officers

Michigan law permits, and Mercantile’s articles of incorporation require, indemnification of Mercantile’s directors and executive officers in a variety of circumstances. Mercantile’s articles of incorporation require Mercantile to indemnify any director or executive officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding arising out of the director or executive officer’s service to Mercantile, to the fullest extent permitted by law. Mercantile may also indemnify any person who is not a director or executive officer, if the indemnification is authorized by the board of directors.

Michigan law permits, and EFIN’s articles of incorporation require, indemnification of EFIN’s directors and officers in a variety of circumstances. EFIN’s articles of incorporation require EFIN to indemnify any director or officer in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding (whether brought by or in the name of EFIN or otherwise) in which a director or officer is a witness or which is brought against a director or officer in his or her capacity as a director, officer, employee, agent or fiduciary of EFIN or of any corporation, partnership joint venture, trust, employee benefit plan or other enterprise which the director or officer was serving at the request of EFIN. EFIN may purchase insurance to protect itself and any director of officer.

Mercantile’s bylaws require the company to indemnify each of Mercantile’s directors, executive officers and other persons in the event that he or she acted in good faith and in a manner he or she believed to be consistent with Mercantile’s best interests, or in the event that he or she had no reasonable cause to believe the conduct was wrongful. Additionally, Mercantile’s bylaws require the company to indemnify Mercantile’s directors, executive officers and other persons to the extent that an indemnified person successfully defends an action. Mercantile must indemnify the indemnified party against actual and reasonable expenses, including attorneys’ fees, incurred in connection with the action and any action brought to enforce the mandatory indemnification provisions.

Before a final determination of an action, Mercantile may reimburse an indemnified party for reasonable expenses incurred by him or her, if specified procedures are followed. In addition, a court may order the company to indemnify a director, officer, employee or agent if the court determines that the person is fairly and reasonably entitled to indemnification considering all the relevant circumstances, whether or not the applicable standard of conduct set forth in the bylaws was met or the indemnified party was found liable to the company or its shareholders.

Before a final determination of an action, EFIN may reimburse an indemnified party for reasonable expenses incurred by him or her, if specified procedures are followed. In addition, a court may order the company to indemnify a director, officer, employee or agent if the court determines that the person is fairly and reasonably entitled to indemnification considering all the relevant circumstances, whether or not the applicable standard of conduct otherwise required by EFIN’s articles of incorporation or bylaws was met or the indemnified party was found liable to the company or its shareholders.

Business Combination Restrictions

Business Combinations

Michigan law provides that, unless otherwise provided in the articles of incorporation, any merger or share exchange must be approved by the holders of a majority of the outstanding shares entitled to vote. Michigan law requires shareholder approval for the sale, lease or exchange of substantially all of the assets of the company.

Michigan Fair Price Act

Michigan’s Fair Price Act applies to Mercantile. The Fair Price Act requires a vote of the holders of 90% of outstanding shares and a vote of the holders of at least two-thirds of disinterested shares to approve a “business combination.” The Fair Price Act defines a “business combination” to include any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an “interested shareholder” or certain “affiliates.” An “interested shareholder” is generally any person who owns 10% or more of the outstanding voting shares of the company. An “affiliate” is a person who directly or indirectly controls, is controlled by, or is under the common control of a specified person.

Business Combinations

Michigan law provides that, unless otherwise provided in the articles of incorporation, any merger or share exchange must be approved by the holders of a majority of the outstanding shares entitled to vote. Michigan law requires shareholder approval for the sale, lease or exchange of substantially all of the assets of the company.

Michigan Fair Price Act

Michigan’s Fair Price Act applies to Mercantile. The Fair Price Act requires a vote of the holders of 90% of outstanding shares and a vote of the holders of at least two-thirds of disinterested shares to approve a “business combination.” The Fair Price Act defines a “business combination” to include any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an “interested shareholder” or certain “affiliates.” An “interested shareholder” is generally any person who owns 10% or more of the outstanding voting shares of the company. An “affiliate” is a person who directly or indirectly controls, is controlled by, or is under the common control of a specified person.

The “supermajority” vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others:

●      the purchase price to be paid for the shares of the corporation in the business combination must be at least equal to the highest of either (1) the market value of the shares or (2) the highest per share price paid by an interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and

●        once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the corporation except as part of the transaction that resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the board of directors has approved or exempted from the requirements of the Fair Price Act by resolution adopted before the interested shareholders first became an interested shareholder.

The “supermajority” vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others:

●      the purchase price to be paid for the shares of the corporation in the business combination must be at least equal to the highest of either (1) the market value of the shares or (2) the highest per share price paid by an interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and

●        once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the corporation except as part of the transaction that resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the board of directors has approved or exempted from the requirements of the Fair Price Act by resolution adopted before the interested shareholders first became an interested shareholder.

LEGAL MATTERS

The validity of the Mercantile common stock to be issued in the merger will be passed upon for Mercantile by Greenberg Traurig LLP, Phoenix, Arizona. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for Mercantile by Greenberg Traurig LLP, Phoenix, Arizona, and for EFIN by Shumaker, Loop & Kendrick, LLP, Toledo, Ohio.

EXPERTS

Mercantile

The consolidated financial statements of Mercantile as of December 31, 2024 and 2023, and the effectiveness of internal control over financial reporting as of December 31, 2024 have been audited by Plante & Moran, PLLC, an independent registered public accounting firm, as set forth in their reports thereon, included in Mercantile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and incorporated herein by reference. The consolidated financial statements of Mercantile for the year ended December 31, 2022 incorporated by reference in this Registration Statement have been so incorporated in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Mercantile has filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of its common stock that EFIN shareholders will be entitled to receive in connection with the merger. This proxy statement/prospectus is a part of that registration statement. The registration statement, including the attached annexes, exhibits and schedules, contains additional information about Mercantile and Mercantile common stock. The rules and regulations of the SEC allow Mercantile to omit certain information included in the registration statement from this proxy statement/prospectus.

Mercantile also files annual, quarterly and current reports, and other information with the SEC, which are available to the public free of charge at the SEC’s web site at www.sec.gov. Mercantile’s SEC filings are also available free of charge at Mercantile’s website at https://ir.mercbank.com/financials/sec-filings/default.aspx Information contained on Mercantile’s website does not constitute part of, and is not incorporated into, this proxy statement/prospectus.

The SEC allows Mercantile to “incorporate by reference” into this proxy statement/prospectus certain information in documents filed by Mercantile with the SEC, which means that Mercantile can disclose important information to you by referring you to those documents without actually including the specific information in this proxy statement/prospectus. The information incorporated by reference is considered to be a part of this proxy statement/prospectus and should be read with the same care. You should not assume that the information in this proxy statement/prospectus is current as of any date other than the date of this proxy statement/prospectus or that any information incorporated by reference herein is accurate as of any date other than the date of the document incorporated by reference (or, with respect to particular information contained in such document, as of any date other than the date set forth within such document as the date as of which such particular information is provided). Mercantile incorporates by reference into this proxy statement/prospectus the documents listed below (other than any portions thereof deemed furnished and not filed in accordance with SEC rules):

●	Mercantile’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 3, 2025;

●	Mercantile's Definitive Proxy Statement on Schedule 14A, filed on April 4, 2025 for Mercantile's 2025 Annual Meeting of Shareholders;

●	Mercantile's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025, filed with the SEC on May 2, 2025 and August 1, 2025, respectively;

●	Mercantile’s current reports on Form 8-K filed with the SEC on February 6, 2025, March 20, 2025, May 22, 2025, and July 22, 2025, and amended Form 8-K/A filed with the SEC on July 29, 2025.

●	All documents filed by Mercantile under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of the initial registration statement and before effectiveness of this registration statement, as may be amended, and after the date of this proxy statement/prospectus and before the termination of this offering.

To the extent that any information contained in any report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference. The most recent information that Mercantile files with the SEC automatically updates and supersedes older information. The information contained in any such filing will be deemed to be a part of this proxy statement/prospectus commencing on the date on which the document is filed.

You may obtain from Mercantile a copy of any documents incorporated by reference into this proxy statement/prospectus without charge to you either from Mercantile or from the SEC as described above.

You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Mercantile at the following address:

Mercantile Bank Corporation
Attention: Amy Kam, First Vice President, Executive Operations Manager
310 Leonard Street, NW,
Grand Rapids, MI 49504
Telephone: (616) 406-3000

EFIN is a private company and accordingly does not file reports or other information with the SEC. If you would like to request documents from EFIN, please send a request in writing or by telephone to EFIN at the following address:

Eastern Michigan Financial Corporation

Attention: William G. Oldford, Jr., CEO

65 N. Howard Ave

Croswell, MI 48422

Telephone: (810) 679-2500

If you would like to request documents, please do so by December 12, 2025 to receive them before the EFIN shareholder meeting. If you request any incorporated documents from Mercantile, then Mercantile will mail them to you by first-class mail, or another equally prompt means, within one business day after Mercantile receives your request.

Mercantile has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Mercantile, and EFIN has supplied all information contained in this proxy statement/prospectus relating to EFIN.

Neither Mercantile nor EFIN has authorized anyone to give any information or make any representation about the merger, the Mercantile common stock to be received by EFIN shareholders in the merger or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained herein speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

MERCANTILE BANK CORPORATION,

SHAMROCK MERGER SUB INC.

AND

EASTERN MICHIGAN FINANCIAL CORPORATION

DATED AS OF July 22, 2025

A-ii

A-iii

A-iv

SCHEDULES & EXHIBITS

Schedule 7.8(d)	Severance Pay Schedule

Exhibit A	Form of Voting Agreement
Exhibit B	Bank Merger Agreement

A-v

INDEX OF DEFINED TERMS

Acquiror	A-1
Acquiror Articles of Incorporation	A-58
Acquiror Bank	A-3
Acquiror Benefit Plan	A-58
Acquiror Board	A-58
Acquiror Bylaws	A-58
Acquiror Capital Stock	A-59
Acquiror Capitalization Date	A-25
Acquiror Common Stock	A-59
Acquiror Equity Award	A-59
Acquiror ERISA Affiliate	A-59
Acquiror Evaluation Date	A-28
Acquiror Financial Statements	A-27
Acquiror Loans	A-29
Acquiror Preferred Stock	A-25
Acquiror SEC Reports	A-59
Acquiror Stock Issuance	A-59
Acquiror Stock Plans	A-59
Acquisition Proposal	A-59
Affiliate	A-59
Agreement	A-1
Bank Merger	A-3
Bank Merger Agreement	A-3
Borrowing Affiliate	A-36
Business Day	A-59
Certificate of Merger	A-2
CIC Payment	A-49
Closing	A-2
Closing Date	A-2
Code	A-1
Company	A-1
Company Adverse Recommendation	A-39
Company Articles of Incorporation	A-59
Company Bank	A-3
Company Benefit Plan	A-59
Company Board	A-60
Company Bylaws	A-60
Company Capital Stock	A-60
Company Capitalization Date	A-8
Company Common Stock	A-1
Company Employees	A-37
Company Equity Award	A-60
Company Equity Awards	A-8
Company ERISA Affiliate	A-60
Company Financial Statements	A-9
Company Investment Securities	A-20
Company Loans	A-11
Company Material Contract	A-16

A-vi

Company Permitted Exceptions	A-11
Company Preferred Stock	A-8
Company Restricted Shares	A-6
Company Shareholder Approval	A-19
Company Shareholders’ Meeting	A-39
Company Stock Certificates	A-4
Company Stock Plans	A-60
Confidentiality Agreement	A-35
Contemplated Transactions	A-60
Contract	A-60
Control,” “Controlling” or “Controlled	A-60
Conversion Fund	A-4
Covered Employees	A-47
CRA	A-60
Deposit Insurance Fund	A-61
Derivative Transactions	A-61
Determination Date	A-54
DOL	A-61
Effective Time	A-2
Environment	A-61
Environmental Laws	A-61
ERISA	A-61
Exchange Act	A-61
Exchange Agent	A-4
Excluded Shares	A-61
FDIC	A-61
Federal Reserve	A-61
Final Acquiror Market Value	A-54
Final Index Price	A-54
GAAP	A-61
Hazardous Materials	A-61
Index	A-54
Index Ratio	A-54
Initial Acquiror Market Value	A-54
Initial Index Price	A-54
IRS	A-61
IRS Guidelines	A-47
Knowledge	A-62
Legal Requirement	A-62
Letter of Transmittal	A-4
Material Adverse Effect	A-62
MBCA	A-62
Merger	A-1
Merger Sub	A-1
NASDAQ Rules	A-62
New Plans	A-48
Old Plans	A-48
Order	A-62

A-vii

Ordinary Course of Business	A-63
OREO	A-63
PBGC	A-63
Per Share Cash Consideration	A-3
Person	A-63
Proceeding	A-63
Proxy Statement	A-61
Registration Statement	A-63
Regulatory Authority	A-63
Representative	A-63
Requisite Regulatory Approvals	A-63
SEC	A-63
Securities Act	A-63
Subsidiary	A-63
Superior Proposal	A-63
Surviving Corporation	A-1
Takeover Laws	A-19
Tax	A-64
Tax Return	A-64
Termination Date	A-53
Termination Fee	A-55
Transition Date	A-64
Voting Agreements	A-1

A-viii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of July 22, 2025, by and among Mercantile Bank Corporation, a Michigan corporation (“Acquiror”), Shamrock Merger Sub Inc., a Michigan corporation (“Merger Sub”), and Eastern Michigan Financial Corporation, a Michigan corporation (the “Company”).

RECITALS

A.         The boards of directors of Merger Sub and the Company have approved and declared advisable, and the board of directors of Acquiror has approved and declared advisable, this Agreement and the merger of the Company with and into Merger Sub (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $5.00 per share, of the Company (“Company Common Stock”), other than any Excluded Shares, will be converted into the right to receive the Per Share Merger Consideration.

B.         The parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”), and that this Agreement be, and hereby is adopted as, a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code.

C.         Contemporaneously with the execution and delivery of this Agreement, and as a material inducement to Acquiror to enter into this Agreement, certain shareholders of the Company are entering into agreements with Acquiror, pursuant to which such shareholders will agree to take certain actions in furtherance of the Merger, in the form attached hereto as Exhibit A (collectively, the “Voting Agreements”).

D.         The parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated by this Agreement and to prescribe certain conditions to the Merger.

AGREEMENTS

In consideration of the foregoing premises, which are incorporated herein by this reference, and the mutual representations, covenants and agreements of the parties herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1
THE MERGER; BANK MERGER

Section 1.1    The Merger. Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, upon the terms and subject to the conditions of this Agreement, and in accordance with the Michigan Business Corporation Act (“MBCA”), the Company shall be merged with and into Merger Sub at the Effective Time. Following the Effective Time, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub and the Company in accordance with the MBCA.

Section 1.2    Closing. Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, the closing of the Merger (the “Closing”) shall occur through the electronic means or at a place that is mutually acceptable to Acquiror and the Company, or if they fail to agree, at 10:00 a.m., Eastern time, at the offices of Acquiror, on the subsequent month-end, if such date is not itself a month-end, of the date that is thirty (30) days after the satisfaction or waiver (subject to applicable Legal Requirements) of the conditions set forth in Article 8 and Article 9 (other than those conditions that by their terms are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other time and place as Acquiror and the Company may agree in writing (the “Closing Date”). Subject to Article 10, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section 1.2 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

Section 1.3    Effective Time. The Merger shall become effective when a Certificate of Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the MBCA, is duly filed with the Secretary of State of the State of Michigan, or at such later time as Merger Sub and the Company shall agree and is specified in the Certificate of Merger (the “Effective Time”). The filing of the Certificate of Merger shall be made as soon as practicable on the Closing Date after the satisfaction or waiver of the conditions set forth in Article 8 and Article 9.

Section 1.4    Effects of the Merger. The Merger shall have the effects set forth in the MBCA and this Agreement. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company shall be vested in the Surviving Corporation, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5    Organizational Documents; Directors and Officers.

(a)    At the Effective Time, the Articles of Incorporation of Merger Sub shall be the Articles of Incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or permitted by applicable law.

(b)    The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

(c)    The directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(d)    Acquiror and Acquiror Bank shall take all appropriate action so that, as of the Effective Time, (A) the number of directors constituting Acquiror’s Board and the board of directors of Acquiror Bank shall each be increased by one (1) and (B) a Company director, selected by and pursuant the corporate governance requirements of Acquiror and Acquiror Bank, shall be appointed a director of Acquiror and Acquiror Bank.

(e)    At the Effective Time, Acquiror will cause to be an advisory board (“Advisory Board”) to be formed and constituted which shall advise the Acquiror with regard to matters of integration and transition with regard to the Contemplated Transactions and the Eastern Michigan market. The Advisory Board will include existing board members from Eastern.

Section 1.6    Bank Merger. At such time following the Merger as Acquiror may determine in its sole discretion, Eastern Michigan Bank (the “Company Bank”), a Michigan state chartered bank and wholly owned Subsidiary of the Company, will merge with and into Mercantile Bank (“Acquiror Bank”), a Michigan state chartered bank and wholly owned Subsidiary of Acquiror (the “Bank Merger”). Acquiror Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of the Company Bank shall cease. Contemporaneously with the execution and delivery of this Agreement, Acquiror Bank and the Company Bank entered into the agreement and plan of merger attached hereto as Exhibit A (the “Bank Merger Agreement”). Prior to the Effective Time, Acquiror shall cause Acquiror Bank, and the Company shall cause the Company Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger.

ARTICLE 2
CONVERSION OF SECURITIES IN THE MERGER

Section 2.1    Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or any holder of shares of Company Common Stock:

(a)    Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, except for Excluded Shares, shall be converted into the right to receive the following consideration:

(i)    $32.32 (the “Per Share Cash Consideration”); plus

(ii)    0.7116 fully paid and nonassessable shares of Acquiror Common Stock, subject to adjustment as provided by Section 10.1(i) hereof (the “Exchange Ratio”).

The Exchange Ratio multiplied by the Final Acquiror Market Value (the “Per Share Stock Consideration), together with the Per Share Cash Consideration, is hereinafter referred to as the Per Share Merger Consideration (“Per Share Merger Consideration”).

(b)    Notwithstanding anything contained herein to the contrary, if, between the date of this Agreement and the Effective Time, shares of Acquiror Common Stock or Company Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, stock split (including a reverse stock split), split-up, combination, exchange of shares or readjustment, or if a stock dividend on shares of Acquiror Common Stock shall be declared with a record date within such period, then the number of shares of Acquiror Common Stock issued to holders of Company Common Stock at the Effective Time pursuant to this Agreement will be appropriately and proportionally adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 2.2    Cancellation of Shares. At the Effective Time, the shares of Company Common Stock will no longer be outstanding and will automatically be cancelled and will cease to exist. Certificates (it being understood that any reference herein to a “certificate” be deemed to include reference to any book-entry account statement relating to the ownership of Company Common Stock) that represented Company Common Stock before the Effective Time will be deemed for all purposes to represent only the right to receive, upon surrender thereof, the Per Share Merger Consideration subject to the terms of this Agreement. Notwithstanding anything in Section 2.1 to the contrary, at the Effective Time and by virtue of the Merger, each share of Company Common Stock held in the Company’s treasury will be cancelled and no Per Share Merger Consideration will be issued or paid in exchange thereof.

Section 2.3    No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Acquiror Common Stock shall be issued as Per Share Stock Consideration in the Merger. Each holder of Company Common Stock who would otherwise be entitled to receive a fractional share of Acquiror Common Stock pursuant to this Article 2 shall instead be entitled to receive an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the Final Acquiror Market Value at Closing by the fractional share of Acquiror Common Stock to which such former holder would otherwise be entitled.

Section 2.4    Exchange of Certificates.

(a)    The parties to this Agreement agree: (i) that Computershare Trust Company, N.A. shall serve, pursuant to the terms of an exchange agent agreement, as the exchange agent for purposes of this Agreement (the “Exchange Agent”); and (ii) to execute and deliver the exchange agent agreement at or prior to the Effective Time. Acquiror shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

(b)    At or prior to the Effective Time, Acquiror shall authorize the issuance of and shall make available to the Exchange Agent, for the benefit of the holders of Company Common Stock for exchange in accordance with this Article 2: (i) the aggregate number of shares of Acquiror Common Stock deliverable pursuant to Section 2.1, (ii) the aggregate cash consideration to be paid as Per Share Cash Consideration pursuant to Section 2.1; and (iii) sufficient cash for payment of cash in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.3. Such amount of cash and shares of Acquiror Common Stock, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to in this Article 2 as the “Conversion Fund.”

(c)    Within two (2) Business Days after the Closing Date, Acquiror shall cause the Exchange Agent to mail to each holder of record of one or more certificates representing shares of Company Common Stock (“Company Stock Certificates”) a letter of transmittal (“Letter of Transmittal”), in a form to be agreed by the parties, which specifies, among other things, that delivery shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such certificates to the Exchange Agent, together with instructions for use in effecting the surrender of Company Stock Certificates pursuant to this Agreement.

(d)    Upon proper surrender of a Company Stock Certificate for exchange to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor his, her or its Per Share Merger Consideration plus cash in lieu of any fractional shares of Acquiror Common Stock in accordance with Section 2.3 deliverable in respect of the shares of Company Common Stock represented by such Company Stock Certificate; thereupon such Company Stock Certificate shall forthwith be cancelled. No interest will be paid or accrued on any portion of the Per Share Merger Consideration deliverable upon surrender of a Company Stock Certificate.

(e)    After the Effective Time, there shall be no transfers on the stock transfer books of the Company of outstanding Company Capital Stock

(f)    No dividends or other distributions declared with respect to Acquiror Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate until the holder thereof shall surrender such Company Stock Certificate in accordance with this Article 2. Promptly after the surrender of a Company Stock Certificate in accordance with this Article 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Acquiror Common Stock into which the shares of Company Common Stock represented by such Company Stock Certificate were converted at the Effective Time pursuant to Section 2.1. No holder of an unsurrendered Company Stock Certificate shall be entitled, until the surrender of such Company Stock Certificate, to vote the shares of Acquiror Common Stock into which such holder’s Company Common Stock shall have been converted.

(g)    Any portion of the Conversion Fund that remains unclaimed by the shareholders of the Company twelve (12) months after the Effective Time shall be paid to the Surviving Corporation, or its successors in interest. Any shareholders of the Company who have not theretofore complied with this Article 2 shall thereafter look only to the Surviving Corporation, or its successors in interest, for issuance and payment of the Per Share Merger Consideration (including the payment of cash in lieu of any fractional shares deliverable in respect of such shareholders’ shares of Company Common Stock), as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock. Notwithstanding the foregoing, none of the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)    In the event any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, and in accordance with this Article 2, the Per Share Merger Consideration (including cash in lieu of any fractional shares deliverable in respect of such shareholders’ shares of Company Common Stock, as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock).

Section 2.5    Withholding Rights. The Exchange Agent or Acquiror will be entitled to deduct and withhold from the Per Share Merger Consideration or any other amounts payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Company Common Stock such amounts as the Exchange Agent or Acquiror are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local, or non-U.S. tax law. To the extent that such amounts are properly withheld by the Exchange Agent or Acquiror and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding were made by the Exchange Agent or Acquiror.

Section 2.6    Company Equity Awards.

(a)    Company Stock Options. The Company shall use its commercially reasonable efforts with respect to taking all necessary actions so that, at the Effective Time, each option to purchase shares of Company Common Stock granted under the Company Stock Plans (each, a “Company Stock Option”), whether previously vested or vested as a result of the Merger, shall be cancelled by the Company in consideration for which the holder thereof shall thereupon be entitled to receive promptly after the Effective Time a cash payment in respect of such cancellation from the Company in an amount, without interest, equal to: (i) the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option and (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Stock Option; minus (ii) all applicable federal, state and local Taxes required to be withheld by the Surviving Corporation. In connection with the cash out of the Company Stock Option, the Company shall require the holder of such options to execute a stock option cancellation agreement prior to payment of such consideration.

(b)    Restricted Shares. The Company shall take all necessary actions so that all shares of Company Common Stock that are subject to vesting or other risks of forfeiture pursuant to awards granted under the Company Stock Plans (“Company Restricted Shares”) vest immediately prior to the Effective Time. Such shares shall be considered outstanding for all purposes of this Agreement, including, if applicable, the right to receive the Per Share Merger Consideration in accordance with this Article 2.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Acquiror and Merger Sub as follows:

Section 3.1    Company Organization. The Company: (a) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Michigan and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary; (b) is registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act of 1956, as amended; and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. True, complete and correct copies of the Company Articles of Incorporation and Company Bylaws and all amendments thereto have been provided to Acquiror and are in full force and effect as of the date of this Agreement. The Company has no Subsidiary other than the Subsidiaries listed on Schedule 3.1 of the Company Disclosure Schedules.

Section 3.2    Company Subsidiary Organizations. The Company Bank is a Michigan state chartered bank duly organized, validly existing and in good standing under the laws of the state of Michigan and is a member of the Federal Reserve System. Each Subsidiary of the Company is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary. Each Subsidiary of the Company has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of the Company Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. The Company has delivered or made available to Acquiror true, complete and correct copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of the Company and all amendments thereto, each of which are in full force and effect as of the date of this Agreement.

Section 3.3    Authorization; Enforceability. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company Board. The Company Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is in the best interests of the Company and its shareholders, and that this Agreement and transactions contemplated hereby are in the best interests of the Company and its shareholders. The Company Board has directed this Agreement be submitted to the Company’s shareholders for adoption at a duly held meeting of such shareholders and has resolved to recommend that the Company’s shareholders vote in favor of the adoption of this Agreement. The execution, delivery and performance of this Agreement by the Company, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action, subject to the Company Shareholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 3.4    No Conflict. Except as listed on Schedule 3.4 of the Company Disclosure Schedules, neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any provision of the Articles of Incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, shareholders, manager or members of, the Company or any of its Subsidiaries; (b) contravene, conflict with or result in a violation of any Legal Requirement or any Order to which the Company or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals; or (c) contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, or which would result in the creation of any material lien, charge or encumbrance upon or with respect to any of the assets owned or used by the Company or its Subsidiaries under, any Company Material Contract. Except for: (i) the filing of applications, filings and notices, as applicable, with the Federal Reserve and approval of such applications, filings and notices; (ii) the filing of applications, filings and notices, as applicable, with the Michigan Department of Insurance and Financial Services, Office of Banking and approval of such applications, filings and notices; (iii) the filing of any required applications, filings or notices with the FDIC and approval of such applications; (iv) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (v) the filing of the Certificate of Merger with the Secretary of State of the State of Michigan; and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the NASDAQ Global Select Market, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

Section 3.5    Company Capitalization.

(a)    The authorized capital stock of the Company consists of 3,300,000 shares of capital stock divided into 3,000,000 shares of Company Common Stock, par value $5.00 per share and 300,000 shares of Company Preferred Stock without par value (“Company Preferred Stock”). As of June 30, 2025 (the “Company Capitalization Date”), (i) 1,298,401 shares of Company Common Stock were issued and outstanding, (ii) options outstanding (vested and unvested) to purchase 259,348 shares of Company Common Stock with a weighted average exercise price of $32.06 per share, and (iii) no shares of Company Preferred Stock were issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders of the Company on any matter. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock have been validly issued and are fully paid and nonassessable, and none of such shares were issued in violation of, or without compliance with, any preemptive rights.

(b)    As of the Company Capitalization Date, no shares of Company Capital Stock were reserved for issuance except for: 536,880 shares of Company Capital Stock reserved for issuance pursuant to the Company’s Equity Incentive Plan (the “Company Equity Awards”).

(c)    Except as listed on Schedule 3.5(c) of the Company Disclosure Schedules, other than awards under the Company Stock Plans that are outstanding as of the date of this Agreement, no equity-based awards were outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the date hereof, the Company has not: (i) issued or repurchased any shares of Company Capital Stock or other equity securities of the Company, other than in connection with the exercise of Company Equity Awards that were outstanding on the Company Capitalization Date or settlement thereof, in each case in accordance with the terms of the relevant Company Stock Plan; or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company Capital Stock, or any other equity-based awards. From the Company Capitalization Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has: (A) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards; (B) with respect to executive officers of the Company or its Subsidiaries, entered into or amended any employment, severance, change in control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code); or (C) adopted or materially amended any Company Stock Plan.

(d)    None of the shares of Company Common Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the date of this Agreement there are: (i) other than outstanding Company Equity Awards, no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating the Company or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of the Company or any of its Subsidiaries; and (ii) no contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any equity security of the Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries. Except as permitted by this Agreement, since the date hereof, no shares of Company Common Stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by the Company or any of its Subsidiaries and no dividends or other distributions payable in any equity securities of the Company or any of its Subsidiaries have been declared, set aside, made or paid to the shareholders of the Company. Other than its Subsidiaries, the Company does not own, nor has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 3.6    Company Subsidiary Capitalization. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of the Company owns or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 3.7    Financial Statements and Reports; Regulatory Filings.

(a)    True and complete copies of the following financial statements (collectively, the “Company Financial Statements”) have been made available to Acquiror: (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2024, 2023 and 2022, and the related statements of income, changes in stockholders’ equity and cash flows for the fiscal years then ended; and (ii) the unaudited consolidated interim balance sheet of Company and its Subsidiaries as of June 30, 2025 and the related statement of income for the six-month period then ended.

(b)    The Company Financial Statements have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the Company Financial Statements are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of the Company and its Subsidiaries at the respective dates of and for the periods referred to in the Company Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Company Financial Statements. As of the date hereof, Rehmann Robson LLC has not resigned (or informed the Company that it intends to resign) or been dismissed as independent registered public accountants of the Company.

(c)    The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d)    The Company and each of its Subsidiaries has filed all forms, reports and documents required to be filed with all applicable federal or state securities or banking authorities except to the extent failure would not have a Material Adverse Effect on the Company and its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

(e)    To the Knowledge of the Company, there has not been any event or occurrence that would result in a determination that the Company Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

Section 3.8    Books and Records. The books of account, minute books, stock record books and other records of the Company and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the Company’s business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of the Company and each of its Subsidiaries fairly reflect the substance of events and transactions included therein.

Section 3.9    Properties.

(a)    Schedule 3.9 of the Company Disclosure Schedules lists or describes all interests in real property owned by the Company and each of its Subsidiaries, including OREO, as of the date of this Agreement, together with the address of such real estate, and each lease of real property to which it is a party, and in each case of either owned or leased real property, the proper identification, if applicable, of each such property as a branch or main office or other office.

(b)    The Company and each of its Subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, other than OREO, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except: (i) as noted in the most recent Company Financial Statements or incurred in the Ordinary Course of Business since the date of the most recent Company Financial Statements; (ii) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected in the Company Financial Statements; (iii) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by the Company Bank acting in a fiduciary capacity, or otherwise incurred in the Ordinary Course of Business; (iv) easements, rights of way, and other similar encumbrances that do not materially affect the present use of the properties or assets subject thereto or affected thereby or otherwise impair the present business operations at such properties; (v) minor defects and irregularities in title and encumbrances that do not impair the use thereof for the purposes for which they are held as of the date of this Agreement; (vi) liens or deposits in connection with worker’s compensation, unemployment insurance, social security or other insurance; (vii) inchoate mechanic’s and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the Ordinary Course of Business of the Company or the Company Bank consistent with past practice; (viii) liens existing on any asset of any Person at the time such Person is acquired by or is combined with the Company or any of the Company’s Subsidiaries, provided the lien was not created in contemplation of that event; (ix) liens on property required by Regulation W promulgated by the Federal Reserve; and (x) liens incidental to the conduct of business or ownership of property of the Company or any of its Subsidiaries which do not in the aggregate materially detract from the value of the property or materially impair the use thereof as of the date of this Agreement (collectively, the “Company Permitted Exceptions”). The Company and each of its Subsidiaries as lessee has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it, and each such lease is valid and without default thereunder by the lessee or, to the Knowledge of the Company, the lessor. All buildings and structures owned by the Company and each of its Subsidiaries lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

Section 3.10    Loans; Allowance for Credit Losses.

(a)    Each loan, loan agreement, note, lease or other borrowing agreement by the Company Bank, any participation therein, and any guaranty, renewal or extension thereof (the “Company Loans”) reflected as an asset on any of the Company Financial Statements or reports filed with the Regulatory Authorities is evidenced by documentation that is customary and legally sufficient in all material respects and constitutes, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally or equitable principles or doctrines.

(b)    All Company Loans originated or purchased by the Company Bank were made or purchased in accordance with the policies of the board of directors of the Company Bank and in the Ordinary Course of Business of the Company Bank. The Company Bank’s interest in all Company Loans is free and clear of any security interest, lien, encumbrance or other charge, and, the Company Bank has complied in all material respects with all Legal Requirements relating to such Company Loans. There has been no default on, or forgiveness or waiver of, in whole or in part, any Company Loan made to an executive officer or director of the Company or the Company Bank or an entity Controlled by an executive officer or director during the five (5) years immediately preceding the date hereof.

(c)    Schedule 3.10(c) of the Company Disclosure Schedules lists, as of June 30, 2025, each Company Loan: (i) under the terms of which the obligor is more than ninety (90) days delinquent in payment of principal or interest or in default of any other material provision as of the dates shown thereon or for which the Company Bank has discontinued the accrual of interest; (ii) that has been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned” or any comparable classifications by the Company Bank; (iii) that has been listed on any “watch list” or similar internal report of the Company Bank; (iv) that has been the subject of any notice from any obligor of adverse environmental conditions potentially affecting the value of any collateral for such Company Loan; (v) with respect to which the Company Bank has Knowledge of potential violations of any Environmental Laws that may have occurred on the property serving as collateral for such Company Loan or by any obligor of such Company Loan; or (vi) that represents an extension of credit to an executive officer or director of the Company Bank or an entity Controlled by an executive officer or director.

(d)    The Company Bank’s allowance for credit losses reflected in the Company Financial Statements (including footnotes thereto) was determined on the basis of the Company Bank’s continuing review and evaluation of the portfolio of Company Loans under the requirements of GAAP and Legal Requirements, was established in a manner consistent with the Company Bank’s internal policies, and, in the reasonable judgment of the Company Bank, was adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Company Loans previously charged-off, on outstanding Company Loans.

(e)    None of the Company Loans is subject to any material offset or claim of offset. The aggregate loan balances in excess of the Company Bank’s allowance credit losses are, based on past credit loss experience, collectible in accordance with their terms and all uncollectible loans have been charged off.

Section 3.11    Taxes.

(a)    The Company and each of its Subsidiaries have duly and timely filed (taking into account all applicable extensions) all Tax Returns required to be filed by them, and each such Tax Return was true, correct and complete in all material respects when filed. The Company and each of its Subsidiaries have paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or to be filed) due and payable by the Company and each of its Subsidiaries, or claimed to be due and payable by any Regulatory Authority, and are not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided.

(b)    There is no claim or assessment pending or to the Knowledge of the Company threatened against the Company and its Subsidiaries for any Taxes that they owe. No audit, examination or investigation related to Taxes paid or payable by the Company and each of its Subsidiaries is presently being conducted or to the Knowledge of the Company threatened by any Regulatory Authority. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the Company’s or its Subsidiaries’ assets. Neither the Company nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect.

(c)    The Company and each of its Subsidiaries have delivered or made available to Acquiror true, correct and complete copies of all Tax Returns relating to income taxes, franchise taxes and all other material Taxes owed by the Company and its Subsidiaries with respect to the last three (3) fiscal years.

(d)    Neither the Company nor any of its Subsidiaries have engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations: (i) which is a “reportable transaction” or a “listed transaction” or (ii) a “significant purpose of which is the avoidance or evasion of United States federal income tax” within the meaning of Sections 6662, 6662A, 6011, 6111 or 6707A of the Code or of the regulations of the United States Department of the Treasury promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).

Section 3.12    Employee Benefits.

(a)    Schedule 3.12(a) of the Company Disclosure Schedules includes a complete and correct list of each Company Benefit Plan. The Company has delivered or made available to Acquiror true and complete copies of the following with respect to each material Company Benefit Plan: (i) a copy of the Company’s current employee policy manual, (ii) copies of each Company Benefit Plan (or a written description where no formal plan document exists), and all related plan descriptions and other material written communications provided to participants of Company Benefit Plans; (iii) to the extent applicable, the last three (3) years’ annual reports on Form 5500, including all schedules thereto and the opinions of independent accountants; and (iv) other material ancillary documents including the following documents related to each Company Benefit Plan:

(i)    all material Contracts with third party administrators, actuaries, investment managers, consultants, insurers, and independent contractors;

(ii)    all notices and other material written communications that were given by the Company, any Subsidiary, or any Company Benefit Plan to the IRS, the DOL or the PBGC pursuant to applicable Legal Requirements within the six (6) years preceding the date of this Agreement;

(iii)    all notices or other material written communications that were given by the IRS, the PBGC, or the DOL to the Company, any Subsidiary, or any Company Benefit Plan within the six (6) years preceding the date of this Agreement; and

(iv)    with respect to any equity-based compensation plan or arrangement (including the Company Stock Plans or any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award), (A) a complete and correct list of recipients of outstanding awards as of the date hereof, (B) the number of outstanding awards held by each recipient as of the date hereof and (C) the form of award agreement pursuant to which each such outstanding award was issued or otherwise granted.

(b)    Except as set forth on Schedule 3.12(b) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (including possible terminations of employment in connection therewith) will cause a payment, vesting, increase or acceleration of benefits or benefit entitlements under any Company Benefit Plan or any other increase in the liabilities of the Company or any Subsidiary under any Company Benefit Plan as a result of the transactions contemplated by this Agreement. Except as set forth on Schedule 3.12(b) of the Company Disclosure Schedules, no Company Benefit Plan provides for payment of any amount which, considered in the aggregate with amounts payable pursuant to all other Company Benefit Plans, would result in any amount being non-deductible for federal income tax purposes by virtue of Section 280G or 162(m) of the Code.

(c)    Except as set forth in Schedule 3.12(c) of the Company Disclosure Schedules, neither the Company nor any of Company ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or, could have any liability with respect to: (i) any “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); or (iii) any self-insured plan (including any plan pursuant to which a stop loss policy or contract applies). With respect to any Company Benefit Plan that is a “multiple employer plan” (as described in Section 413(c) of the Code) or is provided by or through a professional employer organization, such Company Benefit Plan complies in all respects with the requirements of the Code and ERISA and neither the Company nor any of the Company ERISA Affiliates has any liabilities other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals. Neither the Company nor any of the Company ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or could have any liability with respect to, any Company Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any tax-qualified “defined benefit plan” (as defined in Section 3(35) of ERISA). No Company Benefit Plan is underfunded when comparing the present value of accrued liabilities under such plan to the market value of plan assets.

(d)    Each Company Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter, or, in the case of a volume submitted or prototype plan, an advisory or sponsor letter, from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Company and its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor), and, to the Company’s Knowledge, there are no facts or circumstances that would adversely affect the qualified status of any Company Benefit Plan or the tax-exempt status of any related trust.

(e)    Each Company Benefit Plan is and has been administered in compliance with its terms and with all applicable Legal Requirements.

(f)    There is no litigation, claim or assessment pending or to the Knowledge of the Company, threatened by, on behalf of, or against any Company Benefit Plan or against the administrators or trustees or other fiduciaries of any Company Benefit Plan that alleges a violation of applicable state or federal law or violation of any Company Benefit Plan document or related agreement.

(g)    No Company Benefit Plan fiduciary or any other person has, or has had, any liability to any Company Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Company Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. No disqualified person (as defined in Code Section 4975(e)(2)) of any Company Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Code Section 4975(c) or ERISA Section 406).

(h)    All accrued contributions and other payments to be made by the Company or any Subsidiary to any Company Benefit Plan: (i) through the date hereof have been made or reserves adequate for such purposes have been set aside therefor and reflected in Company Financial Statements; and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Company Financial Statements.

(i)    Except as set forth on Schedule 3.12(i) of the Company Disclosure Schedules, there are no obligations under any Company Benefit Plans to provide health or other welfare benefits to retirees or other former employees, directors, consultants or their dependents (other than rights under Section 4980B of the Code or Section 601 of ERISA or comparable state laws).

(j)    No condition exists as a result of which the Company or any Subsidiary would have any liability, whether absolute or contingent, under any Company Benefit Plan with respect to any misclassification of a Person performing services for the Company or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Company Benefit Plans are in fact eligible and authorized to participate in such Company Benefit Plan.

(k)    Neither the Company nor any of its Subsidiaries have any liabilities to employees or former employees that are not reflected in the Company Benefit Plans.

Section 3.13    Compliance with Legal Requirements. The Company and each of its Subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. The Company and each of its Subsidiaries is, and at all times has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets. Neither the Company nor any of its Subsidiaries has received any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.

Section 3.14    Legal Proceedings; Orders.

(a)    Except as set forth on Schedule 3.14(a) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened Proceedings against the Company or any of its Subsidiaries. There is no Order imposed on the Company or any of its Subsidiaries (or that, upon consummation of the Contemplated Transactions, would apply to the Surviving Corporation or any of its Affiliates) that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No officer, director, employee or agent of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of the Company or any of its Subsidiaries as currently conducted.

(b)    Except as set forth on Schedule 3.14(b) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any Order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of; any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. None of the foregoing has been threatened by any Regulatory Authority.

Section 3.15    Absence of Certain Changes and Events. Except as listed in Schedule 3.15 of the Company Disclosure Schedules, since December 31, 2024 the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business and no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.16    Material Contracts. Except for Contracts evidencing Company Loans made by the Company Bank in the Ordinary Course of Business, Schedule 3.16 of the Company Disclosure Schedules lists or describes the following, in each case oral or written, with respect to the Company and each of its Subsidiaries (each such agreement or document, a “Company Material Contract”) as of the date of this Agreement, true, complete and correct copies of each of which have been delivered or made available to Acquiror:

(a)    all loan and credit agreements, conditional sales Contracts or other title retention agreements or security agreements relating to money borrowed by it in excess of Fifty Thousand Dollars ($50,000), exclusive of deposit agreements with customers of the Company Bank entered into in the Ordinary Course of Business, agreements for the purchase of federal funds and repurchase agreements and Federal Home Loan Bank advances;

(b)    each Contract that involves performance of services or delivery of goods or materials by it of an amount or value in excess of Fifty Thousand Dollars ($50,000) (other than Contracts for the sale of loans);

(c)    each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts by it in excess of Fifty Thousand Dollars ($50,000);

(d)    Contract not referred to elsewhere in this Section 3.16 that: (i) relates to the future purchase of goods or services that materially exceeds the requirements of its business at current levels or for normal operating purposes; or (ii) has a Material Adverse Effect on the Company or its Subsidiaries;

(e)    each lease, rental, license, installment and conditional sale agreement and other Contract affecting the ownership of, leasing of, title to or use of, any personal property (except personal property leases and installment and conditional sales agreements having aggregate remaining payments of less than Fifty Thousand Dollars ($50,000));

(f)    each material licensing agreement or other Contract with respect to patents, trademarks, copyrights, or other intellectual property (other than shrink-wrap license agreements or other similar license agreements), including material agreements with current or former employees, consultants or contractors regarding the appropriation or the nondisclosure of any of its intellectual property;

(g)    each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees;

(h)    each joint venture, partnership and other Contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other Person;

(i)    each Contract containing covenants that in any way purport to restrict, in any material respect, the business activity of the Company or its Subsidiaries or limit, in any material respect, the ability of the Company or its Subsidiaries to engage in any line of business or to compete with any Person;

(j)    each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods having an average annual amounts in excess of Fifty Thousand Dollars ($50,000);

(k)    each current material employment, consulting or non-competition agreement to which the Company or any of its Subsidiaries is a party;

(l)    each Contract and Company Benefit Plan pursuant to which any Person is or would be entitled to receive any payment from the Company or its Subsidiaries as a result of the consummation of the Contemplated Transactions (including any payment that is or would be due as a result of any actual or constructive termination of a Person’s employment or position following such consummation) and the maximum amount of such payment;

(m)    each Contract for capital expenditures for a single property, individually, or collectively with any other Contract for capital expenditures on such property, in excess of Fifty Thousand Dollars ($50,000);

(n)    each Company Benefit Plan;

(o)    each Contract for a duration of five (5) or more years which cannot be terminated or cancelled without penalty upon no more than 30 days’ notice; and

(p)    each amendment, supplement and modification in respect of any of the foregoing.

Section 3.17    No Defaults. Each Company Material Contract is in full force and effect and is valid and enforceable against the Company and against such other party to such Company Material Contract, in accordance with its terms. No event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a violation or breach of, or give the Company, any of its Subsidiaries or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company Material Contract. Except in the Ordinary Course of Business with respect to any Company Loan, neither the Company nor any of its Subsidiaries has given to or received from any other Person, at any time since December 31, 2021, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Company Material Contract, that has not been terminated or satisfied prior to the date of this Agreement. Other than in the Ordinary Course of Business, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to the Company or any of its Subsidiaries under current or completed Company Material Contracts with any Person, and no such Person has made written demand for such renegotiation.

Section 3.18    Insurance. Schedule 3.18 of the Company Disclosure Schedules lists all insurance policies and bonds owned or held as of the date of this Agreement by the Company and its Subsidiaries with respect to their respective business, operations, properties or assets (including bankers’ blanket bond and insurance providing benefits for employees), true, complete and correct copies of each of which have been delivered or made available to Acquiror. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as comparable entities engaged in the same business and industry. The Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all material known claims thereunder have been filed in due and timely fashion. Schedule 3.18 of the Company Disclosure Schedules lists and describes all claims that have been filed under such insurance policies and bonds within the past one (1) year prior to the date of this Agreement that individually or in the aggregate exceed Fifty Thousand Dollars ($50,000) and the current status of such claims. None of the Company or any of its Subsidiaries has had any insurance policy or bond cancelled or nonrenewed by the issuer of the policy or bond within the past one (1) year.

Section 3.19    Compliance with Environmental Laws. There are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving the Company or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of the Company, threatened, nor to the Knowledge of the Company, is there any factual basis for any of the foregoing, as a result of any asserted failure of the Company or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law. No environmental clearances or other governmental approvals are required for the conduct of the business of the Company or any of its Subsidiaries or the consummation of the Contemplated Transactions. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is the owner of any interest in real estate, other than OREO, on which any substances have been generated, used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require notification to any Regulatory Authority, clean up, removal or some other remedial action under any Environmental Law at such property or any impacted adjacent or down gradient property, except where such action would not reasonably be expected to have a Material Adverse Effect on the Company. Except for any matters that have not had, and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each Subsidiary of the Company has complied in all material respects with all Environmental Laws applicable to it and its business operations.

Section 3.20    Transactions with Affiliates. Except as set forth in Schedule 3.20 of the Company Disclosure Schedules, there are no outstanding amounts payable to or receivable from, or advances by Company or any of its Subsidiaries to, and neither Company nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, executive officer, five percent (5) or greater shareholder of Company or any of its Subsidiaries or to any of their respective Affiliates, or Affiliate of Company or any of its Subsidiaries, or to any person, corporation or enterprise Controlling, Controlled by or under common Control with any of the foregoing, other than part of the normal and customary terms of such Persons’ employment or service as a director with Company or any of its Subsidiaries and other than deposits held by Company Bank in the Ordinary Course of Business. Except as set forth in Schedule Section 3.20 of the Company Disclosure Schedules, neither Company nor any of its Subsidiaries is a party to any transaction or agreement, or is contemplated to be party to any proposed transaction or agreement, with any of its respective directors, executive officers, five percent (5%) or greater shareholder of Company or any of its Subsidiaries or to any of their respective Affiliates or other Affiliates of Company or its Subsidiaries other than part of the terms of an individual’s employment or service as a director in the Ordinary Course of Business, and no such Person has had any direct or indirect interest in any property, assets, business or right owned, leased, held or used by Company or its Subsidiaries, other than deposits held by Company Bank in the Ordinary Course of Business. All agreements, and transactions between Company or any Subsidiary of Company and any of their respective Affiliates comply, to the extent applicable, in all material respects with Federal Reserve Act 23A and 23B and Regulation W of the FRB.

Section 3.21    Voting Requirements. The affirmative vote of holders of a majority of the outstanding shares of Company Common Stock at the Company Shareholders’ Meeting or any adjournment or postponement thereof to adopt this Agreement (the “Company Shareholder Approval”) is the only vote of the holders of any class or series of capital stock or voting securities of, or other equity interests in, the Company necessary to adopt this Agreement.

Section 3.22    State Takeover Statutes. No state “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation (collectively, “Takeover Laws”) is applicable to the Company with respect this Agreement and the transactions contemplated hereby.

Section 3.23    Opinion of Financial Advisor. The Company has received the opinion of Piper Sandler & Co. to the effect that, as of the date of such opinion and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler & Co. in rendering its opinion, the Per Share Merger Consideration was fair, from a financial point of view, to the holders of shares of Company Common Stock, other than any Excluded Shares.

Section 3.24    Brokerage Commissions. Except for fees payable to Piper Sandler & Co. pursuant to an engagement letter that has been Previously Disclosed, none of the Company or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 3.25    Approval Delays. To the Knowledge of the Company, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. The Company Bank’s most recent CRA rating was “satisfactory” or better.

Section 3.26    Labor Matters.

(a)    There are no collective bargaining agreements or other labor union Contracts applicable to any employees of the Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three (3) years. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made, or to the Knowledge of the Company, threatened, involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. The Company and its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, wages, hours of work, overtime and occupational safety and health. No Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Regulatory Authority.

(b)    Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Authority relating to employees or employment practices. None of the Company, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any written notice of intent by any Regulatory Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

Section 3.27    Intellectual Property. Schedule 3.27 of the Company Disclosure Schedules sets forth sets forth a true, complete and correct list of all registered and unregistered Company intellectual property. Each of the Company and its Subsidiaries has the unrestricted right and authority, and the Surviving Corporation and its Subsidiaries will have the unrestricted right and authority from and after the Effective Time, to use all patents, trademarks, copyrights, service marks, trade names or other intellectual property owned by them as is necessary to enable them to conduct and to continue to conduct all material phases of the businesses of the Company and its Subsidiaries in the manner presently conducted by them, and, to the Knowledge of the Company, such use does not, and will not, conflict with, infringe on or violate any patent, trademark, copyright, service mark, trade name or any other intellectual property right of any Person.

Section 3.28    Investments.

(a)    Schedule 3.28(a) of the Company Disclosure Schedules includes a complete and correct list and description as of June 30, 2025, of: (i) all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company or its Subsidiaries, other than, with respect to the Company Bank, in a fiduciary or agency capacity (the “Company Investment Securities”); and (ii) any such Company Investment Securities that are pledged as collateral to another Person. The Company and each Subsidiary has good and marketable title to all Company Investment Securities held by it, free and clear of any liens, mortgages, security interests, encumbrances or charges, except for Company Permitted Exceptions and except to the extent such Company Investment Securities are pledged in the Ordinary Course of Business consistent with prudent banking practices to secure obligations of the Company or the Company Bank. The Company Investment Securities are valued on the books of the Company and the Company Bank in accordance with GAAP.

(b)    Except as may be imposed by applicable securities laws and restrictions that may exist for securities that are classified as “held to maturity,” none of the Company Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of the Company or any of its Subsidiaries to dispose of such investment at any time. With respect to all material repurchase agreements to which the Company or any of its Subsidiaries is a party, the Company or such Subsidiary of the Company, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

(c)    None of the Company or its Subsidiaries has sold or otherwise disposed of any Company Investment Securities in a transaction in which the acquiror of such Company Investment Securities or other person has the right, either conditionally or absolutely, to require the Company or any of its Subsidiaries to repurchase or otherwise reacquire any such Company Investment Securities.

(d)    All Derivative Transactions, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, were entered into in the Ordinary Course of Business and in accordance with prudent banking practice and applicable Legal Requirements of applicable Regulatory Authorities and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. The Company and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

Section 3.29    No Dissenters’ Rights. No holder of the Company Common Stock has any dissenter’s rights, rights of appraisal or other similar rights pursuant to the MBCA with respect to the transactions contemplated by this Agreement.

Section 3.30    Deposits. All of the deposits held by Company Bank (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (a) all applicable policies, practices and procedures of Company Bank, and (b) all applicable Legal Requirements, including money laundering laws and anti-terrorism, or embargoed persons requirements.

Section 3.31    Disaster Recovery and Business Continuity. Company and its Subsidiaries have developed and implemented a contingency planning program in accordance with industry standards to evaluate the effect of significant events that may adversely affect the customers, assets, or employees of Company and its Subsidiaries. To Company’s Knowledge, such program ensures that Company and its Subsidiaries can recover its mission critical functions, and such program complies in all material respects with the requirements of the FFIEC, the FDIC and applicable Legal Requirements. Company has furnished to Acquiror a true and correct copy of its disaster recovery and business continuity arrangements.

Section 3.32    Company Information. No written representation, statement, certificate, instrument, or other writing furnished or to be furnished by or on behalf of Company or Company Bank to the Acquiror pursuant to this Agreement or the Bank Merger Agreement contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by or on behalf of Company or Company Bank specifically for inclusion or incorporation by reference in any application, notification or document filed in connection with any Requisite Regulatory Approval or other application, notification or document filed with any governmental authority in connection with the Merger, Bank Merger or other transactions contemplated herein will, as of the date filed or submitted, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The provisions of the Registration Statement and the Proxy Statement relating to Company and Company Bank or other information supplied by or on behalf of Company or Company Bank for inclusion therein shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, as applicable.

Section 3.33    Risk Management Instruments. Except as set forth on Schedule 3.33 of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is a party to any interest rate swaps, caps, floors, derivative, hedge, foreign exchange or currency purchase or sale agreements, option agreements, futures and forward contracts or other similar derivative transactions and risk management arrangements or agreements. All instruments, agreements and arrangements set forth on Schedule 3.33 of the Company Disclosure Schedules were entered into in the Ordinary Course of Business consistent with past practice and in accordance with applicable rules, regulations and policies of any Regulatory Authority and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their, and are in full force and effect. The Company and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Company’s Knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

Section 3.34    Mortgage Banking Business. Except as set forth in Schedule 3.34 of the Company Disclosure Schedules:

(a)    The Company and its Subsidiaries have complied in all material respects with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated, purchased or serviced by the Company and its Subsidiaries satisfied in all material respects, (i) all applicable federal, state and local laws, rules and regulations with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, or filing of claims in connection with mortgage loans, including all laws relating to real estate settlement procedures, consumer credit protection, truth in lending laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, (ii) the responsibilities and obligations relating to mortgage loans set forth in any agreement between the Company and its Subsidiaries and any Agency, Loan Investor or Insurer, (iii) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer, and (iv) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each mortgage loan.

(b)    No Agency, Loan Investor or Insurer has (i) claimed in writing that the Company or its Subsidiaries has violated or has not complied with the applicable underwriting standards with respect to mortgage loans sold by the Company or its Subsidiaries to a Loan Investor or Agency, or with respect to any sale of mortgage servicing rights to a Loan Investor, (ii) imposed in writing restrictions on the activities (including commitment authority) of the Company or its Subsidiaries or (iii) indicated in writing to the Company or its Subsidiaries that it has terminated or intends to terminate its relationship with the Company or its Subsidiaries for poor performance, poor loan quality or concern with respect to the Company’s or its Subsidiaries’ compliance with laws.

(c)    As used in this Section 3.34, (i) “Agency” means the Federal Housing Administration, the Federal Home Loan Mortgage Corporation, the Farmers Home Administration (now known as Rural Housing and Community Development Services), the Federal National Mortgage Association, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture or any other federal or state agency with authority to (x) determine any investment, origination, lending or servicing requirements with regard to mortgage loans originated, purchased or serviced by the Company or any of its Subsidiaries or (y) originate, purchase, or service mortgage loans, or otherwise promote mortgage lending, including state and local housing finance authorities, (ii) “Loan Investor” means any Person (including an Agency) having a beneficial interest in any mortgage loan originated, purchased or serviced by the Company or any of its Subsidiaries or a security backed by or representing an interest in any such mortgage loan, and (iii) “Insurer” means a Person who insures or guarantees for the benefit of the mortgagee all or any portion of the risk of loss upon borrower default on any of the mortgage loans originated, purchased or serviced by the Company or any of its Subsidiaries, including the Federal Housing Administration, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture and any private mortgage insurer, and providers of hazard, title or other insurance with respect to such mortgage loans or the related collateral.

Section 3.35    Bank Secrecy Act, Anti-Money Laundering and OFAC, and Customer Information. The Company is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (a) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (b) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Company or Company Bank pursuant to 12 C.F.R. Part 364. The Company is not aware of any facts or circumstances that would cause it to believe that any non-public customer information or information technology networks controlled by and material to the operation of the business of the Company and its Subsidiaries has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or any of its Subsidiaries to undertake any material remedial action. The Board of Directors of the Company (or, where appropriate, the Board of Directors (or similar governing body) of any of the Company’s Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

Section 3.36    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by the Company in this Article 3, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Acquiror or any of its Affiliates or Representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article 3, any oral or written information presented to Acquiror or any of its Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    The Company acknowledges and agrees that neither Acquiror nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article 4.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Except as Previously Disclosed, Acquiror and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1    Organization. Each of Acquiror and Merger Sub: (a) is a corporation duly incorporated, validly existing and in good standing under the laws of its state of incorporation and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary; and (b) has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. Acquiror is registered with the Federal Reserve as a financial holding company under the Bank Holding Company Act of 1956, as amended, and has full power and authority, corporate and otherwise, to operate as a bank holding company. The copies of the Acquiror Articles of Incorporation and Acquiror Bylaws and all amendments thereto set forth in the Acquiror SEC Reports are true, complete and correct, and in full force and effect as of the date of this Agreement. Acquiror has no Subsidiary other than Merger Sub and the Subsidiaries listed on Exhibit 21 to Acquiror’s Annual Report on Form 10 K for the period ended December 31, 2024 as filed with the SEC on March 3, 2025.

Section 4.2    Acquiror Subsidiary Organizations. Acquiror Bank is a Michigan state chartered bank duly organized, validly existing and in good standing under the laws of the State of Michigan. Each Subsidiary of Acquiror is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on Acquiror. Each Subsidiary of Acquiror has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of Acquiror Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. Acquiror has delivered or made available to the Company copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of Acquiror and all amendments thereto, each of which are true, complete and correct and in full force and effect as of the date of this Agreement.

Section 4.3    Authorization; Enforceability. Each of Acquiror and Merger Sub has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Acquiror Board and the board of directors of Merger Sub. The Acquiror Board and the board of directors of Merger Sub have each determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is in the best interests of its respective shareholders, and that this Agreement and transactions contemplated hereby are in the best interests of its respective shareholders. The execution, delivery and performance of this Agreement by Acquiror, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action, subject to the receipt of the Requisite Regulatory Approvals, this Agreement constitutes a legal, valid and binding obligation of Acquiror enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 4.4    No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any provision of the articles of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, shareholders, manager or members of, Acquiror or any of its Subsidiaries; or (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which Acquiror or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals. Except for: (i) the filing of applications, filings and notices, as applicable, with the Federal Reserve and approval of such applications, filings and notices; (ii) the filing of applications, filings and notices, as applicable, with the Michigan Department of Insurance and Financial Services, Office of Banking and approval of such applications, filings and notices; (iii) the filing of any required applications, filings or notices with the FDIC and approval of such applications, filings and notices; (iv) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (v) the filing of the Certificate of Merger with the Secretary of State of the State of Michigan; and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the NASDAQ Global Select Market, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

Section 4.5    Acquiror Capitalization.

(a)    The authorized capital stock of Acquiror currently consists exclusively of: 41,000,000 shares of capital stock divided into 40,000,000 shares of Acquiror Common Stock without par value, and 1,000,000 shares of Company Preferred Stock without par value (the “Acquiror Preferred Stock”). As of June 30, 2025 (the “Acquiror Capitalization Date”), (i) 16,248,694 shares of Company Common Stock were issued and outstanding, (ii) 277,248 shares of Acquiror Common Stock were unvested and restricted with an average price of 40.36 per share, and (iii) no shares of Acquiror Preferred Stock were issued or outstanding.

(b)    Acquiror does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders of Acquiror on any matter. All of the issued and outstanding shares of Acquiror Common Stock have been validly issued and are fully paid and nonassessable, and none of such shares were issued in violation of, or without compliance with, any preemptive rights.

(c)    As of the Acquiror Capitalization Date, no shares of Acquiror Capital Stock were reserved for issuance except for 645,377shares of Acquiror Common Stock reserved for under Acquiror Stock Plans. Other than awards under Acquiror Stock Plans that are outstanding as of the date of this Agreement, no equity-based awards were outstanding as of the Acquiror Capitalization Date. Since the Acquiror Capitalization Date through the date hereof, Acquiror has not: (i) issued or repurchased any shares of Acquiror Common Stock or Acquiror Preferred Stock or other equity securities of Acquiror, other than in connection with the exercise of Acquiror Equity Awards that were outstanding on the Acquiror Capitalization Date or settlement thereof, in each case in accordance with the terms of the relevant Acquiror Stock Plan; or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Acquiror Common Stock, Acquiror Preferred Stock or any other equity-based awards. From the Acquiror Capitalization Date through the date of this Agreement, neither Acquiror nor any of its Subsidiaries has: (A) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards; (B) with respect to executive officers of Acquiror or its Subsidiaries, entered into or amended any employment, severance, change in control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code); or (C) adopted or materially amended any Acquiror Stock Plan.

(d)    None of the shares of Acquiror Common Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the date of this Agreement there are: (i) other than outstanding Acquiror Equity Awards, as Previously Disclosed and as disclosed herein, no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating Acquiror or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Acquiror or any of its Subsidiaries; and (ii) no contractual obligations of Acquiror or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Acquiror Common Stock or any equity security of Acquiror or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Acquiror or its Subsidiaries. Except as permitted by this Agreement, since the Acquiror Capitalization Date, no shares of Acquiror Common Stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by Acquiror or any of its Subsidiaries and no dividends or other distributions payable in any equity securities of Acquiror or any of its Subsidiaries have been declared, set aside, made or paid to the shareholders of Acquiror. Other than its Subsidiaries, Acquiror does not own, nor has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 4.6    Acquiror Subsidiary Capitalization. Except as disclosed in the Acquiror SEC Reports, as of the date hereof all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Acquiror are owned by Acquiror, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Acquiror has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of Acquiror owns or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest of any other business.

Section 4.7    Acquiror SEC Reports; Financial Statements and Reports; Regulatory Filings.

(a)    Acquiror has timely filed all Acquiror SEC Reports, except where the failure to file any Acquiror SEC Report, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, and all such Acquiror SEC Reports complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder. The Acquiror SEC Reports were prepared in accordance with applicable Legal Requirements in all material respects. As of their respective filing dates, none of the Acquiror SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date. As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Acquiror SEC Reports. No Subsidiary of Acquiror is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b)    The financial statements presented (or incorporated by reference) in the Acquiror SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto and comply in all material respects with all applicable Legal Requirements. Taken together, the financial statements presented in the Acquiror SEC Reports (collectively, the “Acquiror Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of Acquiror and its Subsidiaries at the respective dates of and for the periods referred to in the Acquiror Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Acquiror Financial Statements. The Acquiror Financial Statements do not include any assets or omit to state any liabilities, absolute or contingent, or other facts, which inclusion or omission would render the Acquiror Financial Statements misleading in any material respect as of the respective dates thereof and for the periods referred to therein. As of the date hereof, Plante & Moran, PLLC has not resigned (or informed Acquiror that it intends to resign) or been dismissed as independent registered public accountants of Acquiror.

(c)    Acquiror is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to it or any of its Subsidiaries. Acquiror maintains a system of disclosure controls and procedures as defined in Rule 13a-15 and 15d-15 under the Exchange Act that are designed to provide reasonable assurance that information required to be disclosed by Acquiror in reports that Acquiror is required to file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to Acquiror’s management to allow timely decisions regarding required disclosures. As of December 31, 2024, to the Knowledge of Acquiror, such controls and procedures were effective, in all material respects, to provide such reasonable assurance.

(d)    Acquiror and its consolidated Subsidiaries have established and maintained a system of internal control over financial reporting. Acquiror’s certifying officers have evaluated the effectiveness of Acquiror’s internal control over financial reporting as of the end of the period covered by the most recently filed quarterly report on Form 10 Q of Acquiror under the Exchange Act (the “Acquiror Evaluation Date”). Acquiror presented in such quarterly report the conclusions of the certifying officers about the effectiveness of Acquiror’s internal control over financial reporting based on their evaluations as of the Acquiror Evaluation Date. Since the Acquiror Evaluation Date, there have been no changes in Acquiror’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Acquiror’s internal control over financial reporting. Acquiror has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(e)    Acquiror and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2021, with all applicable federal or state securities or banking authorities except to the extent failure would not have a Material Adverse Effect on Acquiror and its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

(f)    To the Knowledge of Acquiror, there has not been any event or occurrence since January 1, 2024 that would result in a determination that Acquiror Bank is not an eligible depository institution as defined in 12 C.F.R. §303.2(r).

Section 4.8    Books and Records. The books of account, minute books, stock record books and other records of Acquiror and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with Acquiror’s business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of Acquiror and each of its Subsidiaries fairly reflect the substance of events and transactions included therein.

Section 4.9    Properties. Acquiror and each of its Subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except: (i) as noted in the most recent Acquiror Financial Statements and incurred in the Ordinary Course of Business since the date of the most recent Acquiror Financial Statements; (ii) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected in the Acquiror Financial Statements; (iii) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by Acquiror Bank acting in a fiduciary capacity or otherwise incurred in the Ordinary Course of Business; (iv) easements, rights of way, and other similar encumbrances that do not materially affect the present use of the properties or assets subject thereto or affected thereby or otherwise materially impair the present business operations at such properties; (v) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held as of the date of this Agreement; (vi) liens or deposits in connection with worker’s compensation, unemployment insurance, social security or other insurance; (vii) inchoate mechanic’s and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the Ordinary Course of Business of Acquiror or Acquiror Bank consistent with past practice; (viii) liens existing on any asset of any Person at the time such Person is acquired by or is combined with Acquiror or any of its Subsidiaries, provided the lien was not created in contemplation of that event; (ix) liens on property required by Regulation W promulgated by the Federal Reserve; and (x) liens incidental to the conduct of business or ownership of property of Acquiror or any of its Subsidiaries which do not in the aggregate materially detract from the value of the property or materially impair the use thereof as of the date of this Agreement. Acquiror and each of its Subsidiaries as lessee has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it, and each such lease is valid and without default thereunder by the lessee or, to the Knowledge of Acquiror, the lessor, except where any such default would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror.

Section 4.10    Loans; Allowance for Credit Losses.

(a)    Each loan, loan agreement, note, lease or other borrowing agreement by Acquiror Bank, any participation therein, and any guaranty, renewal or extension thereof (the “Acquiror Loans”) reflected as an asset on any of the Acquiror Financial Statements or reports filed with the Regulatory Authorities is evidenced by documentation that is customary and legally sufficient in all material respects and constitutes, to the Knowledge of Acquiror, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally or equitable principles or doctrines.

(b)    All Acquiror Loans originated or purchased by Acquiror Bank were made or purchased in accordance with the policies of the board of directors of Acquiror Bank and in the Ordinary Course of Business of Acquiror Bank. Acquiror Bank’s interest in all Acquiror Loans is free and clear of any security interest, lien, encumbrance or other charge, and, Acquiror Bank has complied in all material respects with all Legal Requirements relating to such Acquiror Loans. There has been no payment default on, or forgiveness or waiver of, in whole or in part, any Acquiror Loan made to an executive officer or director of Acquiror or Acquiror Bank or an entity Controlled by an executive officer or director during the three (3) years immediately preceding the date hereof.

(c)    Acquiror Bank’s allowance for credit losses reflected in the Acquiror Financial Statements (including footnotes thereto) was determined on the basis of Acquiror Bank’s continuing review and evaluation of the portfolio of Acquiror Loans under the requirements of GAAP and Legal Requirements, was established in a manner consistent with Acquiror Bank’s internal policies, and, in the reasonable judgment of Acquiror Bank, was adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Acquiror Loans previously charged-off, on outstanding Acquiror Loans.

(d)    To the Knowledge of Acquiror: (i) none of the Acquiror Loans is subject to any material offset or claim of offset; and (ii) the aggregate loan balances in excess of Acquiror Bank’s allowance for credit losses are, based on past credit loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.

Section 4.11    Taxes.

(a)    Acquiror and each of its Subsidiaries have duly and timely filed (taking into account all applicable extensions) all Tax Returns required to be filed by them, and each such Tax Return was true, correct and complete in all material respects when filed. Acquiror and each of its Subsidiaries have paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or to be filed) due and payable by Acquiror and each of its Subsidiaries, or claimed to be due and payable by any Regulatory Authority, and are not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided.

(b)    There is no claim or assessment pending or, to the Knowledge of Acquiror, threatened against Acquiror and its Subsidiaries for any Taxes that they owe. No audit, examination or investigation related to Taxes paid or payable by Acquiror and each of its Subsidiaries is presently being conducted or, to the Knowledge of Acquiror, threatened by any Regulatory Authority. Neither Acquiror nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of Acquiror’s or its Subsidiaries’ assets. Neither Acquiror nor its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect.

(c)    Acquiror and each of its Subsidiaries have delivered or made available to the Company true, correct and complete copies of all Tax Returns relating to income taxes and franchise taxes owed by Acquiror and its Subsidiaries with respect to the last three (3) fiscal years.

(d)    To the Knowledge of Acquiror, Acquiror and each of its Subsidiaries have not engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations: (i) which is a “reportable transaction” or a “listed transaction” or (ii) a “significant purpose of which is the avoidance or evasion of United States federal income tax” within the meaning of Sections 6662, 6662A, 6011, 6111 or 6707A of the Code or of the regulations of the United States Department of the Treasury promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).

Section 4.12    Employee Benefits.

(a)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (including possible terminations of employment in connection therewith) will cause a payment, vesting, increase or acceleration of benefits or benefit entitlements under any Acquiror Benefit Plan or any other increase in the liabilities of Acquiror or any Subsidiary under any Acquiror Benefit Plan as a result of the transactions contemplated by this Agreement.

(b)    With respect to any Acquiror Benefit Plan that is a “multiple employer plan” (as described in Section 413(c) of the Code) or is provided by or through a professional employer organization, such Acquiror Benefit Plan complies in all respects with the requirements of the Code and ERISA and neither Acquiror nor any of the Acquiror ERISA Affiliates has any liabilities other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals. Neither Acquiror nor any of the Acquiror ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or could have any liability with respect to, any Acquiror Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any tax-qualified “defined benefit plan” (as defined in Section 3(35) of ERISA). No Acquiror Benefit Plan is underfunded when comparing the present value of accrued liabilities under such plan to the market value of plan assets.

(c)    Each Acquiror Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter, or, in the case of a volume submitter or prototype plan, an advisory or sponsor letter, from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or Acquiror and its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor), and, to Acquiror’s Knowledge, there are no facts or circumstances that would adversely affect the qualified status of any Acquiror Benefit Plan or the tax-exempt status of any related trust.

(d)    Each Acquiror Benefit Plan is and has been administered in all material respects in compliance with its terms and with all applicable Legal Requirements.

(e)    Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to Acquiror’s Knowledge, threatened by, on behalf of, or against any Acquiror Benefit Plan or against the administrators or trustees or other fiduciaries of any Acquiror Benefit Plan that alleges a violation of applicable state or federal law or violation of any Acquiror Benefit Plan document or related agreement.

(f)    No Acquiror Benefit Plan fiduciary or any other person has, or has had, any liability to any Acquiror Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Acquiror Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. To Acquiror’s Knowledge, no disqualified person (as defined in Code Section 4975(e)(2)) of any Acquiror Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Code Section 4975(c) or ERISA Section 406).

(g)    All accrued contributions and other payments to be made by Acquiror or any Subsidiary to any Acquiror Benefit Plan have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Acquiror Financial Statements.

(h)    No condition exists as a result of which Acquiror or any Subsidiary would have any liability, whether absolute or contingent, under any Acquiror Benefit Plan with respect to any misclassification of a Person performing services for Acquiror or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Acquiror Benefit Plans are in fact eligible and authorized to participate in such Acquiror Benefit Plan.

(i)    Neither Acquiror nor any of its Subsidiaries have any liabilities to employees or former employees that are not reflected in the Acquiror Benefit Plans.

Section 4.13    Compliance with Legal Requirements. Acquiror and each of its Subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. Acquiror and each of its Subsidiaries is, and at all times since January 1, 2021, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. Except as would not reasonably be expected, individually or in the aggregate, to have Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries has received, at any time since January 1, 2021, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of Acquiror or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.

Section 4.14    Legal Proceedings; Orders.

(a)    Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror and as disclosed on Schedule 4.14 to the Acquiror Disclosure Schedules, neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Acquiror, threatened, Proceedings against Acquiror or any of its Subsidiaries. There is no Order imposed on Acquiror or any of its Subsidiaries that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No officer, director, employee or agent of Acquiror or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of Acquiror or any of its Subsidiaries as currently conducted.

(b)    Neither Acquiror nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any Order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of; any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of Acquiror, none of the foregoing has been threatened by any Regulatory Authority.

Section 4.15    Absence of Certain Changes and Events. Since December 31, 2024, no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror.

Section 4.16    Compliance with Environmental Laws. There are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving Acquiror or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of Acquiror, threatened, nor to the Knowledge of Acquiror, is there any factual basis for any of the foregoing, as a result of any asserted failure of Acquiror or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law. No environmental clearances or other governmental approvals are required for the conduct of the business of Acquiror or any of its Subsidiaries or the consummation of the Contemplated Transactions. To the Knowledge of Acquiror, neither Acquiror nor any of its Subsidiaries is the owner of any interest in real estate on which any substances have been generated, used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require notification to any Regulatory Authority, clean up, removal or some other remedial action under any Environmental Law at such property or any impacted adjacent or down gradient property, except where such action would not reasonably be expected to have a Material Adverse Effect on Acquiror. Except for any matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, Acquiror and each Subsidiary of Acquiror has complied in all material respects with all Environmental Laws applicable to it and its business operations.

Section 4.17    Brokerage Commissions. Except for fees payable to Stephens Inc. by Acquiror pursuant to an engagement letter that has been Previously Disclosed, none of Acquiror or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 4.18    Approval Delays. To the Knowledge of Acquiror, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. Acquiror Bank’s most recent CRA rating was “satisfactory” or better.

Section 4.19    Financial Capability. Acquiror has, and will have prior to the Effective Time, sufficient funds to pay the aggregate cash consideration payable pursuant to Section 2.1(a)(i) and Section 2.5, and to perform its other obligations contemplated by this Agreement.

Section 4.20    Bank Secrecy Act, Anti-Money Laundering and OFAC, and Customer Information. Acquiror is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (a) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (b) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Acquiror or Company Bank pursuant to 12 C.F.R. Part 364. Acquiror is not aware of any facts or circumstances that would cause it to believe that any non-public customer information or information technology networks controlled by and material to the operation of the business of Company and its Subsidiaries has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or any of its Subsidiaries to undertake any material remedial action. The Board of Directors of Acquiror (or, where appropriate, the Board of Directors (or similar governing body) of any of Acquiror’s Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

Section 4.21    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by Acquiror in this Article 4, neither Acquiror nor any other Person makes any express or implied representation or warranty with respect to Acquiror, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Acquiror hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Acquiror nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospective information relating to Acquiror, any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Acquiror in this Article 4, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Acquiror, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    Acquiror acknowledges and agrees that neither the Company nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article 3.

ARTICLE 5
COVENANTS OF THE COMPANY

Section 5.1    Access and Investigation.

(a)    Subject to any applicable Legal Requirement, Acquiror and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of the Company and each of its Subsidiaries in accordance with the provisions of this Section 5.1(a) as shall be necessary for the purpose of determining the Company’s continued compliance with the terms and conditions of this Agreement and preparing for the integration of Acquiror and the Company following the Effective Time, including without limitation, conducting any Phase I testing on the Company’s real property as listed in Schedule 3.9 of the Company Disclosure Schedule. Acquiror and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of the Company and each of its Subsidiaries and of their respective financial and legal conditions as Acquiror shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere materially with the normal operations of the Company or any of its Subsidiaries. Upon request, the Company and each of its Subsidiaries will furnish Acquiror or its Representatives attorneys’ responses to auditors’ requests for information regarding the Company or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by Acquiror (provided, such disclosure would not result in the waiver by the Company or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by Acquiror or any of its Representatives shall affect the representations and warranties made by the Company in this Agreement. This Section 5.1(a) shall not require the disclosure of any information to Acquiror the disclosure of which, in the Company’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the date of this Agreement; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

(b)    From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall promptly furnish to Acquiror: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority; in each case other than portions of such documents relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.

(c)    The Company shall provide, and cause each of its Subsidiaries to provide, to Acquiror all information provided to the directors on all such boards or members of such committees in connection with all meetings of the board of directors and committees of the board of directors of the Company or otherwise provided to the directors or members, and to provide any other financial reports or other analysis prepared for senior management of the Company or its Subsidiaries; in each case other than portions of such documents: (i) relating to confidential supervisory or examination materials, (ii) the disclosure of which would violate any applicable Legal Requirement, (iii) the disclosure of which would, in the reasonable judgment of the Company’s outside counsel, result in the waiver of the attorney-client privilege, or (iv) related to an Acquisition Proposal (disclosure of which shall be governed solely by Section 5.8).

(d)    All information obtained by Acquiror in accordance with this Section 5.1 shall be treated in confidence as provided in that certain Mutual Confidentiality and Non-Disclosure Agreement dated as of April 21, 2025, between Acquiror and the Company (the “Confidentiality Agreement”).

Section 5.2    Operation of the Company and Company Subsidiaries.

(a)    Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirement, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company shall, and shall cause each of its Subsidiaries to: (i) conduct its business in the Ordinary Course of Business in all material respects; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

(b)    Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirement, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company will not, and will cause each of its Subsidiaries not to:

(i)    other than pursuant to the terms of any Contract to which the Company is a party that is outstanding on the date of this Agreement: (A) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of Company Capital Stock or any security convertible into Company Capital Stock (other than issuances of shares of Company Capital Stock upon the exercise of any Company Stock Option granted pursuant to the Company Benefit Plans prior to the date of this Agreement); (B) permit any additional shares of Company Capital Stock to become subject to new grants (other than grants of shares of Company Capital Stock pursuant to any Company Benefit Plans existing as of the date of this Agreement); or (C) grant any registration rights with respect to shares of Company Capital Stock;

(ii)     (A) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Company Capital Stock except for the payment of regular quarterly cash dividends on Company Common Stock of $0.40 per share on dates consistent with past practice, provided however, that the Company and the Acquiror shall coordinate the Company’s regular dividend schedule for the quarter in which Effective Time occurs so that holders of Company Common Stock receive a dividend for such quarter from either the Company or the Acquiror but not from both (other than dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries); or (B) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of Company Capital Stock (other than repurchases of shares of Company Common Stock in the Ordinary Course of Business to satisfy obligations under Company Benefit Plans);

(iii)    other than in the Ordinary Course of Business consistent with past practice, amend the terms of, waive any rights under, terminate (other than at its stated expiration date), knowingly violate the terms of or enter into: (A) any Company Material Contract; (B) any material restriction on the ability of the Company or its Subsidiaries to conduct its business as it is presently being conducted; or (C) any Contract or other binding obligation relating to any class of Company Capital Stock or rights associated therewith or any outstanding instrument of indebtedness;

(iv)    enter into loan transactions not in accordance with, or consistent with, past practices of the Company Bank or that are on terms and conditions that, to the Knowledge of the Company, are materially more favorable than those available to the borrower from competitive sources in arm’s-length transactions;

(v)    (A) enter into any new credit or new lending relationships that would require an exception to the Company Bank’s formal loan policy as in effect as of the date of this Agreement or that are not in strict compliance with the provisions of such loan policy, except for policy exceptions taken in the normal course for similarly-sized loans; or (B) other than incident to a reasonable loan restructuring, extend additional credit to any Person and any director or officer of, or any owner of a material interest in, such Person (any of the foregoing with respect to a Person being referred to as a “Borrowing Affiliate”) if such Person or such Borrowing Affiliate is the obligor under any indebtedness to the Company or any of its Subsidiaries which constitutes a nonperforming loan or against any part of such indebtedness the Company or any of its Subsidiaries has established loss reserves or any part of which has been charged-off by the Company or any of its Subsidiaries;

(vi)    maintain an allowance for credit losses which is not adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to Company Loans previously charged off, on Company Loans and leases outstanding (including accrued interest receivable);

(vii)    fail to: (A) charge-off any Company Loans or leases that would be deemed uncollectible in accordance with GAAP or any applicable Legal Requirement; or (B) place on non-accrual any Company Loans or leases that are past due greater than ninety (90) days;

(viii)    sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances (A) in the Ordinary Course of Business (B) of financial assets or investments, or (C) of obsolete or unused equipment, fixtures or assets, and in a transaction that, together with other such transactions, is not material to the Company and its Subsidiaries, taken as a whole;

(ix)    acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business), or Contract to acquire, all or any portion of the assets, business, deposits or properties of any other entity except in the Ordinary Course of Business and in a transaction that, together with other such transactions, is not material to the Company and its Subsidiaries, taken as a whole, and does not present a material risk that the Closing Date will be materially delayed or that any approvals necessary to complete the Merger or the other Contemplated Transactions will be more difficult to obtain;

(x)    amend the Company Articles of Incorporation or the Company Bylaws, or similar governing documents of any of its Subsidiaries;

(xi)    implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

(xii)    except as permitted by this Agreement or as required by any applicable Legal Requirement or the terms of any Company Benefit Plan existing as of the date hereof: (A) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries (collectively, the “Company Employees”), other than increases in the Ordinary Course of Business consistent with past practices in timing, metrics and amount, and that have been disclosed to Acquiror; (B) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, consulting, non-competition, change in control, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Company Employee (or newly hired employees), director or shareholder; (C) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans; (D) cause the funding of any rabbi trust (except in accordance with past practice in the ordinary course with respect to the Deferred Compensation Plan as defined in Section 5.7) or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; or (E) materially change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Legal Requirements to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or any applicable Legal Requirement;

(xiii)    incur or guarantee any indebtedness for borrowed money other than in the Ordinary Course of Business;

(xiv)    enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except in the Ordinary Course of Business consistent with past practice, as required by applicable Legal Requirements or requested by any Regulatory Authority;

(xv)    settle any action, suit, claim or Proceeding against it or any of its Subsidiaries, except for an action, suit, claim or Proceeding that is settled in an amount and for consideration not in excess of Fifty Thousand Dollars ($50,000) and that would not: (A) impose any material restriction on the business of the Company or its Subsidiaries; or (B) create precedent for claims that is reasonably likely to be material to it or its Subsidiaries;

(xvi)    make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(xvii)    make or change any material Tax elections, change or consent to any material change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by a change in GAAP or applicable Tax law), take any material position on any material Tax Return filed on or after the date of this Agreement, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, or file any material amended Tax Return;

(xviii)    hire any employee with an annual salary in excess of Seventy Five Thousand Dollars ($75,000); or

(xix)    agree to take, make any commitment to take, or adopt any resolutions of the Company Board in support of, any of the actions prohibited by this Section 5.2(b).

(c)    For purposes of Section 5.2(b), Acquiror’s consent shall be deemed to have been given if the Company has made a written request to Raymond E. Reitsma for permission to take any action otherwise prohibited by Section 5.2(b) and has provided Acquiror with information sufficient for Acquiror to make an informed decision with respect to such request, and Acquiror has failed to respond to such request within five (5) Business Days after Acquiror’s receipt of such request.

Section 5.3    Notice of Changes. The Company will give prompt notice to Acquiror of any fact, event or circumstance known to it that: (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on the Company; or (b) would cause or constitute a material breach of any of the Company’s representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 8.

Section 5.4    Shareholders’ Meeting. Subject to the other provisions of this Agreement and unless there has been a Company Adverse Recommendation, the Company shall, as promptly as reasonably practicable, and in any event within thirty (30) days, after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with the MBCA, Company Articles of Incorporation and Company Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholders’ Meeting’”) for the purpose of obtaining the Company Shareholder Approval. The Company and Company Board will use their reasonable best efforts to obtain from its shareholders the votes in favor of the adoption of this Agreement required by the MBCA, including by recommending that its shareholders vote to adopt this Agreement, and the Company and Company Board will not withhold, withdraw, qualify or adversely modify (or publicly propose or resolve to withhold, withdraw, qualify or adversely modify) Company Board’s recommendation to the Company’s shareholders that the Company’s shareholders vote in favor of the adoption of this Agreement (a “Company Adverse Recommendation”). However, if, prior to the time the Company Shareholder Approval is obtained, the Company Board, after consultation with outside counsel, determines in good faith it is reasonably likely that to, or to continue to, recommend this Agreement to its shareholders would result in a violation of its fiduciary duties under applicable Legal Requirements, then the Company Board may make a Company Adverse Recommendation or publicly propose or resolve to make a Company Adverse Recommendation.

Section 5.5    Information Provided to Acquiror. The Company agrees that the information concerning the Company or any of its Subsidiaries that is provided or to be provided by the Company to Acquiror in connection with the preparation of, or that is included in, the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, the Company shall have no responsibility for the truth or accuracy of any information with respect to Acquiror or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.

Section 5.6    Operating Functions. The Company and the Company Bank shall cooperate with Acquiror and Acquiror Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Company Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective on the Effective Time or such later date as the parties may mutually agree.

Section 5.7    Company Benefit Plans.

(a)    Prior to the Effective Time, the Company will take all appropriate action in accordance with Treasury regulations Section 1.409A-3(j)(4)(ix)(B) to terminate and liquidate the Eastern Michigan Financial Corp. and Affiliate Banks Directors and Officers Deferred Compensation Plan (the “Deferred Compensation Plan”) and any other deferred compensation plan that would be aggregated with either such plan pursuant to Treasury regulations Section 1.409A-1(c)(2); provided, however, that no action taken by the Company with respect to the termination of the Deferred Compensation Plan shall be required to be irrevocable until one day prior to the Effective Time.

(b)    At the request of Acquiror, the Company will take all appropriate action to amend or terminate, prior to the Effective Time, any Company Benefit Plan; provided, however, that no action taken by the Company with respect to the termination of any Company Benefit Plan shall be required to be irrevocable until one day prior to the Effective Time.

(c)    Prior to the Effective Time, the Company shall accrue the costs associated with any payments due under any Company Benefit Plan, including any severance agreements, retention or stay bonus programs, or other similar arrangements, consistent with GAAP.

Section 5.8    Takeover Laws. Neither the Company and its Affiliates nor the Acquiror and its Affiliates shall take any action that would cause any Takeover Law to become applicable to this Agreement, the Merger, the Bank Merger, or any of the other transactions contemplated hereby, and each of Company and Acquiror shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Law now or hereafter in effect. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, each of Company and Acquiror will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Law.

Section 5.9    Acquisition Proposals.

(a)    The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Acquiror with respect to any Acquisition Proposal. The Company will within forty eight (48) hours advise Acquiror following receipt of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), and will keep Acquiror apprised of any related developments, discussions and negotiations (including the material terms and conditions of the Acquisition Proposal) on a reasonably current basis.

(b)    The Company agrees that it will not, and will cause its respective Subsidiaries and Affiliates, and its and their respective officers, directors, agents and advisors not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any Acquisition Proposal (other than contacting a Person for the sole purpose of seeking clarification of the terms and conditions of such Acquisition Proposal); provided that, in the event the Company receives an unsolicited bona fide Acquisition Proposal from a Person other than Acquiror after the execution of this Agreement, and the Company Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal and, after considering the advice of outside counsel, that failure to take such actions would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable Legal Requirements, the Company may: (i) furnish information with respect to it to such Person making such Acquisition Proposal pursuant to a customary confidentiality agreement (subject to the requirement that any such information not previously provided to Acquiror shall be promptly furnished to Acquiror); (ii) participate in discussions or negotiations regarding such Acquisition Proposal; and (iii) terminate this Agreement in order to concurrently enter into an agreement with respect to such Acquisition Proposal; provided, however, that the Company may not terminate this Agreement pursuant to this Section 5.8 unless and until (x) five (5) Business Days have elapsed following the delivery to Acquiror of a written notice of such determination by the Company Board and, during such five (5) Business-Day period, Acquiror and the Company cooperate with one another with the intent of enabling them to engage in good faith negotiations so that the Contemplated Transactions may be effected, and (y) at the end of such five (5) Business-Day period, the Company continues, in good faith and after consultation with outside legal counsel and financial advisors, to believe that a Superior Proposal continues to exist.

(c)    Nothing contained in this Agreement shall prevent the Company or the Company Board from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

ARTICLE 6
COVENANTS OF ACQUIROR AND MERGER SUB

Section 6.1    Access and Investigation.

(a)    Subject to any applicable Legal Requirement, the Company and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of Acquiror and each of its Subsidiaries in accordance with the provisions of this Section 6.1(a) as shall be necessary for the purpose of determining Acquiror’s continued compliance with the terms and conditions of this Agreement. The Company and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of Acquiror and each of its Subsidiaries and of their respective financial and legal conditions as Acquiror shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere materially with the normal operations of Acquiror or any of its Subsidiaries. Upon request, Acquiror and each of its Subsidiaries will furnish the Company or its Representatives attorneys’ responses to auditors’ requests for information regarding Acquiror or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by the Company (provided, such disclosure would not result in the waiver by Acquiror or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by the Company or any of its Representatives shall affect the representations and warranties made by Acquiror in this Agreement. This Section 6.1(a) shall not require the disclosure of any information to the Company the disclosure of which, in Acquiror’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the date of this Agreement; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, Acquiror and the Company will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

(b)    From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Acquiror shall promptly furnish to the Company: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws, which is not generally available on the SEC’s EDGAR internet database; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority; in each case other than portions of such documents relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.

(c)    All information obtained by the Company in accordance with this Section 6.1 shall be treated in confidence as provided in the Confidentiality Agreement.

Section 6.2    Operation of Acquiror and Acquiror Subsidiaries.

(a)    Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirement, or with the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, Acquiror shall, and shall cause each of its Subsidiaries to: (i) conduct its business in the Ordinary Course of Business in all material respects; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Acquiror or the Company to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

(b)    Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirement, or with the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, Acquiror will not, and will cause each of its Subsidiaries not to:

(i)     (A) enter into any agreement with respect to, or consummate, any merger or business combination, or any acquisition of any other Person or (B) make any loan, advance or capital contribution to, or investment in, any Person, in each case that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger;

(ii)    amend the Acquiror Articles of Incorporation or the Acquiror Bylaws, or similar governing documents of any of its Subsidiaries, in a manner that would materially and adversely affect the benefits of the Merger to the shareholders of the Company;

(iii)    implement or adopt any change in its accounting principals, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements; or

(iv)    agree to take, make any commitment to take, or adopt any resolutions of Acquiror Board in support of, any of the actions prohibited by this Section 6.2.

Section 6.3    Advisory Board; Acquiror Board.

(a)    On or before ten (10) Business Days after the Effective Time, Acquiror shall form an advisory board (the “Advisory Board”) to support the integration efforts of the combined company. The Advisory Board shall be composed of no more than nine members. Acquiror shall designate the members to the Advisory Board from the Acquiror Board and Company Board.

(b)    At the Effective Time, Acquiror shall appoint one member of the Company Board to the Acquiror Board as provided by Section 1.5(d).

Section 6.4    Information Provided to the Company. Acquiror agrees that the information concerning Acquiror or any of its Subsidiaries that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, Acquiror shall have no responsibility for the truth or accuracy of any information with respect to the Company or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.

Section 6.5    Operating Functions. Acquiror and Acquiror Bank shall cooperate with the Company and the Company Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Company Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective on the Effective Time or such later date as the parties may mutually agree.

Section 6.6    Indemnification.

(a)    From and after the Effective Time, Acquiror shall indemnify, defend and hold harmless, to the fullest extent permitted under applicable Legal Requirements, each current or former director, officer or employee of the Company or any of its Subsidiaries or fiduciary of the Company or any of its Subsidiaries under any Company Benefit Plans or any Person who is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, trustee or employee of another Person (each, an “Indemnified Party”), and any Person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the Contemplated Transactions, whether asserted or claimed prior to, at or after the Effective Time. Acquiror shall also advance expenses incurred by an Indemnified Party in each such case to the fullest extent permitted by applicable Legal Requirements, subject to the receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder.

(b)    For a period of six (6) years after the Effective Time or, if such term coverage is not available, such other maximum period of coverage available, Acquiror shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided, that in no event shall Acquiror be required to expend annually in the aggregate an amount in excess of two hundred percent (200%) of the amount of the aggregate premiums paid by the Company for the current policy term for such purpose and, if Acquiror is unable to maintain such policy (or substitute policy) as a result of this proviso, Acquiror shall obtain as much comparable insurance as is available and for as long a period of time as is available following the Effective Time by payment of such amount; provided further, that: (i) Acquiror may substitute therefor “tail” policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company’s existing policies as of the date hereof; or (ii) the Company may obtain such extended reporting period coverage under the Company’s existing insurance programs (to be effective as of the Effective Time).

(c)    If Acquiror or any of its successors or assigns shall: (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfer all or substantially all its properties and assets to any Person; then, and in each such case, Acquiror shall cause proper provision to be made so that the successor and assign of Acquiror assumes the obligations set forth in this Section 6.6.

(d)    The provisions of this Section 6.6 shall survive consummation of the Merger and the Bank Merger and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

Section 6.7    Authorization and Reservation of Acquiror Common Stock. The Acquiror Board shall authorize and reserve the maximum number of shares of Acquiror Common Stock to be issued pursuant to this Agreement.

Section 6.8    Stock Exchange Listing. Acquiror’s securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the NASDAQ Global Select Market. Acquiror shall use its reasonable best efforts to cause all shares of Acquiror Common Stock issuable or to be reserved for issuance under this Agreement to be approved for listing on the NASDAQ Global Select Market prior to the Closing Date. Acquiror satisfies all of the quantitative maintenance criteria of the NASDAQ Global Select Market.

Section 6.9    Assumption of Debt Instruments. Acquiror agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Corporation, at or prior to the Effective Time, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of the Company’s outstanding debt, subordinated debentures, guarantees, securities, and other agreements to the extent required by the terms of such debt, subordinated debentures, guarantees, securities, and other agreements.

ARTICLE 7
COVENANTS OF ALL PARTIES

Section 7.1    Regulatory Approvals. Acquiror and the Company and their respective Subsidiaries will cooperate and use all reasonable best efforts to as promptly as possible prepare, but in no event later than forty-five (45) days following the date hereof, file, effect and obtain all Requisite Regulatory Approvals, and the parties will comply with the terms of such Requisite Regulatory Approvals. Each of Acquiror and the Company will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Legal Requirements relating to the exchange of information, with respect to all substantive written information submitted to any Regulatory Authority in connection with the Requisite Regulatory Approvals. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all permits, consents, approvals and authorizations of all Regulatory Authorities necessary or advisable to consummate the Contemplated Transactions, and each party will keep the other party apprised of the status of material matters relating to completion of the Contemplated Transactions. Acquiror and the Company will, upon request, furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries with or to any Regulatory Authority in connection with the Contemplated Transactions.

Section 7.2    SEC Registration. As soon as practicable following the date of this Agreement, but in no event later than forty-five (45) days following the date hereof, the Company and Acquiror shall prepare and file with the SEC the Proxy Statement and Acquiror shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included. Acquiror shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the Contemplated Transactions. Prior to the filing of the Registration Statement, Acquiror shall consult with the Company with respect to such filing and shall afford the Company and its Representatives reasonable opportunity to review and comment thereon. The Registration Statement and the Proxy Statement shall include all information reasonably requested by the Company to be included. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Acquiror shall also take any action required to be taken under any applicable Legal Requirement in connection with the Acquiror Stock Issuance, and each party shall furnish all information concerning itself and its shareholders as may be reasonably requested in connection with any such action. Acquiror will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Acquiror Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and the Company will advise Acquiror, promptly after it receives notice thereof, of any request by the SEC to amend the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. The parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. If prior to the Effective Time any event occurs with respect to the Company, Acquiror or any Subsidiary of the Company or Acquiror, respectively, or any change occurs with respect to information supplied by or on behalf of the Company or Acquiror, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, the Company or Acquiror, as applicable, shall promptly notify the other of such event (including, prior to entering into any agreement providing for any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction involving Acquiror or any of its Subsidiaries), and the Company or Acquiror, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by applicable Legal Requirements, in disseminating the information contained in such amendment or supplement to the Company’s shareholders and to Acquiror’s shareholders. Acquiror shall take all action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any application foreign or state securities or “blue sky” Legal Requirements and the rules and regulations thereunder in connection with the Merger and the issuance of Acquiror Common Stock consideration hereunder.

Section 7.3    Publicity. Neither the Company nor Acquiror shall, and neither the Company nor Acquiror shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the Contemplated Transactions without the prior consent (which shall not be unreasonably withheld or delayed) of Acquiror, in the case of a proposed announcement, statement or disclosure by the Company, or the Company, in the case of a proposed announcement, statement or disclosure by Acquiror; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances), issue or cause the publication of any press release or other public announcement to the extent required by applicable Legal Requirements or by the NASDAQ Rules.

Section 7.4    Reasonable Best Efforts; Cooperation. Each of Acquiror and the Company agrees to exercise good faith and use its reasonable best efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the Contemplated Transactions as promptly as practicable. Neither Acquiror nor the Company will intentionally take or intentionally permit to be taken any action that would be a breach of the terms or provisions of this Agreement. Between the date of this Agreement and the Closing Date, each of Acquiror and the Company will, and will cause each Subsidiary of Acquiror and the Company, respectively, and all of their respective Affiliates and Representatives to, cooperate with respect to all filings that any party is required by any applicable Legal Requirements to make in connection with the Contemplated Transactions. Subject to applicable Legal Requirements and the instructions of any Regulatory Authority, each party shall keep the other party reasonably apprised of the status of matters relating to the completion of the Contemplated Transactions, including promptly furnishing the other party with copies of notices or other written communications received by it or any of its Subsidiaries from any Regulatory Authority with respect to such transactions.

Section 7.5    Tax Free Reorganization.

(a)    The parties intend that the Merger qualify as a nontaxable reorganization within the meaning of Section 368(a) and related sections of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each of the Company and Acquiror shall use its commercially reasonable efforts, and shall cause their Subsidiaries to use commercially reasonable efforts, to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Acquiror nor any Affiliate of Acquiror knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Within forty-five (45) days following the Effective Time, the Surviving Corporation shall comply with the reporting requirements of Section 1.604B-1(a)(2) of the Treasury Regulations. Each of the Company and Acquiror shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code on its United States federal income Tax Return, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)    As of the date hereof, the Company does not know of any reason: (i) why it would not be able to deliver to counsel to the Company and counsel to Acquiror, at the date of the legal opinions referred to in Section 8.8 and Section 9.8, certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the “IRS Guidelines”), to enable counsel to Acquiror and counsel to the Company to deliver the legal opinions contemplated by Section 8.8 and Section 9.8, respectively, and the Company hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to the Company would not be able to deliver the opinion required by Section 9.8. The Company will deliver such certificates to counsel to the Company and counsel to Acquiror.

(c)    As of the date hereof, Acquiror does not know of any reason: (i) why it would not be able to deliver to counsel to Acquiror and counsel to the Company, at the date of the legal opinions referred to in Section 8.8 and Section 9.8, certificates substantially in compliance with the IRS Guidelines, to enable counsel to Acquiror and counsel to the Company to deliver the legal opinions contemplated by Section 8.8 and Section 9.8, respectively, and Acquiror hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to Acquiror would not be able to deliver the opinion required by Section 8.8. Acquiror will deliver such certificates to counsel to Acquiror and counsel to the Company.

Section 7.6    Transaction Structure. Acquiror may at any time change the method of effecting the Merger or the Bank Merger if and to the extent requested by Acquiror, and the Company agrees to enter into such amendments to this Agreement as Acquiror may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment: (a) alters or changes the amount or kind of the Per Share Merger Consideration; (b) adversely affects the Tax treatment of the Merger with respect to the Company’s shareholders; (c) is reasonably likely to cause the Closing to be delayed or the receipt of the Requisite Regulatory Approvals to be prevented or delayed, in each case beyond the Termination Date; or (d) requires submission to or approval of the Company’s shareholders after the Merger has been approved by the Company’s shareholders.

Section 7.7    Takeover Laws. No party shall take any action that would cause any Takeover Laws to become applicable to this Agreement, the Bank Merger Agreement, the Voting Agreements or any of the Contemplated Transactions, and each party shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger, the Bank Merger and the other Contemplated Transactions from any applicable Takeover Laws now or hereafter in effect. If any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover Legal Requirement is or may become applicable to the Merger, the parties shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated by this Agreement and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Legal Requirement on the Merger and the transactions contemplated by this Agreement.

Section 7.8    Employees and Employee Benefits.

(a)    All individuals employed by the Company or any of its Subsidiaries immediately prior to the Closing (“Covered Employees”) shall automatically become employees of Acquiror as of the Closing. Following the Closing, Acquiror shall maintain employee benefit plans and compensation opportunities for the benefit of Covered Employees that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available to similarly-situated employees of Acquiror under the Acquiror Benefit Plans; provided, however, that: (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen Acquiror Benefit Plan; and (ii) until such time as Acquiror shall cause Covered Employees to participate in the Acquiror Benefit Plans, a Covered Employee’s continued participation in Company Benefit Plans shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Acquiror Benefit Plans may commence at different times with respect to each Acquiror Benefit Plan).

(b)    For the purpose of satisfying eligibility requirements and vesting periods (but not for the purpose of benefit accruals) under the Acquiror Benefit Plans providing benefits to the Covered Employees (the “New Plans”), each Covered Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors to the same extent as such Covered Employee was entitled to credit for such service under any applicable Company Benefit Plan in which such Covered Employee participated or was eligible to participate immediately prior to the Transition Date; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.

(c)    In addition, and without limiting the generality of the foregoing, as of the Transition Date, Acquiror shall use commercially reasonable efforts to provide that: (i) each Covered Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is similar in type to an applicable Company Benefit Plan in which such Covered Employee was participating immediately prior to the Transition Date (such Company Benefit Plans prior to the Transition Date collectively, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or similar benefits to any Covered Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan shall be waived for such Covered Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Covered Employee, as applicable, participated or was eligible to participate immediately prior to the Transition Date; and (iii) any eligible expenses incurred by such Covered Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Transition Date shall be taken into account under such New Plan to the extent such eligible expenses were incurred during the plan year of the New Plan in which the Transition Date occurs for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Covered Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d)    The Company and its Subsidiaries shall take all actions necessary to terminate the Company’s severance policies immediately prior to the Effective Time. Subject to the provisions of Section 7.8, following the Effective Time, Acquiror or Acquiror’s Subsidiary will cause any eligible Company Employee (exempt and non-exempt) to be covered by a severance policy under which employees who incur a qualifying involuntary termination of employment will be eligible to receive severance pay in accordance with the severance pay schedule set forth on Schedule 7.8(d) herein. Notwithstanding the foregoing, no Company Employee eligible to receive severance benefits under an employment, change in control, severance or other agreement shall be entitled to participate in the severance policy described in this Section 7.8(d) or to otherwise receive severance benefits. Any Company Employee who waives and relinquishes his or her right to a change in control payment will be eligible for a severance payment as provided in this Section 7.8(d).

(e)    Any Company Employee who is eligible to receive severance benefits or other payment triggered by any employment agreement, severance agreement, change in control agreement or any other agreement or arrangement (a “CIC Payment”) shall not receive any severance benefits as provided in Section 7.8(d) but will receive the CIC Payment to the extent it is required to be paid under such agreement.

Section 7.9    Section 16 Matters. Prior to the Effective Time, the parties will each take such steps as may be necessary or appropriate to cause any acquisitions or dispositions of Acquiror Common Stock resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Acquiror immediately following the Effective Time, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.10    Shareholder Litigation. Each of the Company and Acquiror shall give the other the reasonable opportunity to consult concerning the defense of any shareholder litigation against the Company or Acquiror, as applicable, or any of their respective directors or officers relating to the Contemplated Transactions.

ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS OF
ACQUIROR AND MERGER SUB

The obligations of Acquiror and Merger Sub to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Acquiror in whole or in part):

Section 8.1    Accuracy of Representations and Warranties. Each of the representations and warranties of the Company: (i) set forth in Section 3.3, Section 3.5(a) and Section 3.5(b) shall be true and correct in all respects, except for inaccuracies which are de minimis in amount and effect; (ii) set forth in Section 3.21, Section 3.22 and Section 3.23 shall be true and correct in all material respects; and (iii) set forth in this Agreement (other than those referred to in clauses (i) and (ii)), disregarding any exception or qualification as to materiality or Material Adverse Effect, shall be true and correct in all respects, except where any such failures to be so true and correct individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on the Company, in each of the foregoing clauses (i), (ii) and (iii), as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties are expressly made as of an earlier date, in which case as of such earlier date. Acquiror shall have received a certificate signed by the chief executive officer and chief financial officer of the Company, dated the Closing Date, to the foregoing effect.

Section 8.2    Performance by the Company. The Company shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date. Acquiror shall have received a certificate signed by the chief executive officer and chief financial officer of the Company, dated the Closing Date, to the foregoing effect.

Section 8.3    Shareholder Approvals. The Company Shareholder Approval shall have been obtained.

Section 8.4    No Proceedings, Injunctions or Restraints; Illegality. Since the date of this Agreement, there must not have been commenced or threatened any Proceeding: (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Acquiror Board to have a Material Adverse Effect on Acquiror and its Subsidiaries on a consolidated basis. No Order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, Order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Merger.

Section 8.5    Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall have imposed a restriction or condition on, or requirement of, such approval that would, after the Effective Time, reasonably be expected by the Acquiror Board to materially restrict or burden Acquiror or its Subsidiaries measured on a consolidated basis.

Section 8.6    Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

Section 8.7    Legal Opinion. Acquiror shall have received a written opinion of legal counsel to the Company, in a form reasonably acceptable to the Company and Acquiror, dated as of the Closing Date.

Section 8.8    Tax Opinion. Acquiror shall have received a written opinion of tax counsel to Acquiror, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) each of the Company and Acquiror will be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash consideration received in the Merger and any cash received in lieu of fractional shares of Acquiror Common Stock.

Section 8.9    Stock Exchange Listing. Acquiror shall have filed with the NASDAQ Stock Market, LLC a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the NASDAQ Stock Market, LLC shall not have objected to the listing of such shares of Acquiror Common Stock.

Section 8.10    No Material Adverse Effect. From the date of this Agreement to the Closing, there shall be and have been no change in the financial condition, assets or business of the Company or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on the Company.

ARTICLE 9
CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligation of the Company to consummate the Merger is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Company, in whole or in part):

Section 9.1    Accuracy of Representations and Warranties. Each of the representations and warranties of Acquiror and Merger Sub: (i) set forth in Section 4.3, Section 4.5(a) and Section 4.5(c) shall be true and correct in all respects, except for inaccuracies which are de minimis in amount and effect; and (ii) set forth in this Agreement (other than those referred to in clause (i)), disregarding any exception or qualification as to materiality or Material Adverse Effect, shall be true and correct in all respects, except where any such failures to be so true and correct individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on Acquiror, in each of the foregoing clauses (i) and (ii), as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties are expressly made as of an earlier date, in which case as of such earlier date. The Company shall have received a certificate signed by the chief executive officer and chief financial officer of Acquiror, dated the Closing Date, to the foregoing effect.

Section 9.2    Performance by Acquiror. Acquiror and Merger Sub shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by them under the terms of this Agreement on or prior to the Closing Date. The Company shall have received a certificate signed by the chief executive officer and chief financial officer of Acquiror, dated the Closing Date, to the foregoing effect.

Section 9.3    Shareholder Approvals. The Company Shareholder Approval shall have been obtained.

Section 9.4    No Injunctions or Restraints; Illegality. Since the date of this Agreement, there must not have been commenced or threatened any Proceeding: (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Company Board to have a Material Adverse Effect on the Surviving Corporation. No Order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, Order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Merger.

Section 9.5    Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall have imposed a restriction or condition on, or requirement of, such approval that would, after the Effective Time, reasonably be expected by the Company Board to materially restrict or burden the Surviving Corporation.

Section 9.6    Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

Section 9.7    Legal Opinion. The Company shall have received a written opinion of legal counsel to Acquiror, in a form reasonably acceptable to the Company and Acquiror, dated as of the Closing Date.

Section 9.8    Tax Opinion. The Company shall have received a written opinion of Shumaker, Loop & Kendrick, LLP, counsel to the Company, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) each of the Company and Acquiror will be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash consideration received in the Merger and any cash received in lieu of fractional shares of Acquiror Common Stock.

Section 9.9    Stock Exchange Listing. Acquiror shall have filed with the NASDAQ Stock Market, LLC a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the NASDAQ Stock Market, LLC shall not have objected to the listing of such shares of Acquiror Common Stock.

Section 9.10    No Material Adverse Effect. From the date of this Agreement to the Closing, there shall be and have been no change in the financial condition, assets or business of Acquiror or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on Acquiror.

ARTICLE 10
TERMINATION

Section 10.1    Termination of Agreement. This Agreement may be terminated only as set forth below, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company or Acquiror:

(a)    by mutual consent of the Acquiror Board and Company Board, each evidenced by appropriate written resolutions;

(b)    by either Acquiror or the Company (provided, that the terminating party is not then in material breach of any of its representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company (except for breaches of Section 5.4 or 5.8, which are separately addressed in Section 10.1(f)), in the case of a termination by Acquiror, or Acquiror, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 8.1, Section 8.2, Section 9.1 or Section 9.2, as the case may be, and which is not cured on or prior to the earlier of two (2) Business Days prior to the Termination Date and thirty (30) days following written notice to the Company, in the case of a termination by Acquiror, or Acquiror, in the case of a termination by the Company, or by its nature or timing cannot be cured prior to such earlier date;

(c)    by Acquiror or the Company if: (i) any Regulatory Authority that must grant a Requisite Regulatory Approval has denied approval of any of the Contemplated Transactions and such denial has become final and nonappealable; (ii) any application, filing or notice for a Requisite Regulatory Approval has been withdrawn at the request or recommendation of the applicable Regulatory Authority and with the consent of Acquiror and the Company; or (iii) if the Company Shareholder Approval is not obtained following the Company Shareholders’ Meeting; provided, however, that the right to terminate this Agreement under this Section 10.1(c) shall not be available to a party whose failure (or the failure of any of its Affiliates) to fulfill any of its covenants or agreements under this Agreement has been the cause of or resulted in the occurrence of any event described in clauses (i) and (ii) above;

(d)    by Acquiror or the Company if the Effective Time shall not have occurred on or prior to June 30, 2026 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to any party to this Agreement whose failure to fulfill any of its covenants or agreements under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or prior to such date;

(e)    by Acquiror or the Company if any court of competent jurisdiction or other Regulatory Authority shall have issued a judgment, Order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the Contemplated Transactions and such judgment, Order, injunction, rule, decree or other action shall have become final and nonappealable;

(f)    by Acquiror if the Company materially breaches any of its obligations under Section 5.4 or Section 5.8;

(g)    by the Company pursuant to Section 5.9;

(h)    by Acquiror if the Company makes a Company Adverse Recommendation; or

(i)    by the Company, if both of the following conditions are satisfied on the Determination Date, such termination to be effective on the tenth (10th) day following the Determination Date: (i) the Final Acquiror Market Value is less than $40.54 and (ii) the number obtained by dividing the Final Acquiror Market Value by the Initial Acquiror Market Value shall be less than the number obtained by (A) dividing (x) the Final Index Price by (y) the Initial Index Price and (B) subtracting 0.175; subject, however, to the remainder of this Section 10.1(i). If the Company elects to exercise its termination right pursuant to this Section 10.1(i), it shall give written notice thereof to Acquiror within one (1) Business Day after the Determination Date. Acquiror shall then have the option, exercisable by notice to the Company on or prior to the fifth (5th) Business Day after Acquiror’s receipt of such notice, to increase the Exchange Ratio to equal the lesser of (x) a quotient, the numerator of which is equal to the product of (A) the Initial Acquiror Market Value, (B) the Exchange Ratio (as then in effect), and (C) the Index Ratio minus 0.175, and the denominator of which is equal to the Final Acquiror Market Value; or (y) the quotient determined by dividing the Initial Acquiror Market Value by the Final Acquiror Market Value, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.825. If within such five (5) Business Day period, Acquiror delivers written notice to the Company that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies the Company of the revised Exchange Ratio, then no termination shall have occurred pursuant to this Section 10.1(i), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified). If Acquiror or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 10.1(i).

For purposes of this Agreement, the following terms shall have the following meanings:

“Determination Date” means the first date on which all Requisite Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period).

“Final Acquiror Market Value” means the volume-weighted average closing price of a share of Acquiror Common Stock on the NASDAQ Global Select Market for the ten (10) consecutive trading days ending on (and including) the Determination Date, using volume and closing price information as reported by Bloomberg Financial Markets, or any successor thereto (or, if not reported therein, in another authoritative source mutually selected by Acquiror and the Company).

“Final Index Price” means the average of the daily closing value of the Index for the ten (10) consecutive trading days immediately preceding the Determination Date.

“Index” means the Nasdaq Bank Index or, if such Index is not available, such substitute or similar Index as substantially replicates the Nasdaq Bank Index.

“Index Ratio” means the Final Index Price divided by the Initial Index Price.

“Initial Index Price” means $4,525.86.

“Initial Acquiror Market Value” means $49.14, adjusted as indicated in the last sentence of Section 10.1(i).

Section 10.2    Effect of Termination or Abandonment. Upon the termination of this Agreement and the abandonment of the Merger pursuant to Section 10.1, this Agreement shall become null and void, and there shall be no liability of one party to the other or any restrictions on the future activities on the part of any party to this Agreement, or its respective directors, officers or shareholders, except that: (i) the Confidentiality Agreement, Section 10.2, Section 10.3 and Article 11 shall survive such termination and abandonment; and (ii) no such termination shall relieve the breaching party from liability resulting from its fraud or any willful and material breach by that party of this Agreement.

Section 10.3    Fees and Expenses.

(a)    Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other Contemplated Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement, and all filing and other fees paid to the SEC, in each case in connection with the Merger (other than attorneys’ fees, accountants’ fees and related expenses), shall be shared equally by Acquiror and the Company.

(b)    If this Agreement is terminated by Acquiror pursuant to Section 10.1(b), Section 10.1(f), Section 10.1(h) then the Company shall pay to Acquiror, within ten (10) Business Days after such termination, the amount of Three Million Six Hundred Eighty Thousand Dollars ($3,680,000) (the “Termination Fee”) by wire transfer of immediately available funds to such account as Acquiror shall designate.

(c)    If this Agreement is terminated by the Company pursuant to Section 10.1(g), then the Company shall pay to Acquiror the Termination Fee, within two (2) Business Days after such termination, the amount of by wire transfer of immediately available funds to such account as Acquiror shall designate.

(d)    If, after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of the Company or has been made directly to its shareholders generally or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to the Company and (A) thereafter this Agreement is terminated by Acquiror pursuant to Section 10.1(b) as a result of a material breach; and (B) within six (6) months after such termination the Company shall enter into a definitive written agreement with any Person (other than Acquiror and its Affiliates) with respect to an Acquisition Proposal, the Company shall pay to Acquiror, within ten (10) Business Days after the execution of such definitive agreement, the Termination Fee (less the amount of funds, if any, previously paid by the Company to Acquiror pursuant to Section 10.3(b)) by wire transfer of immediately available funds to such account as Acquiror shall designate; provided, however, that for purposes of this paragraph, Acquisition Proposal has the meaning ascribed thereto in Section 12.1(m), except that references in that Section to “fifteen percent (15%)” shall be replaced by “fifty percent (50%).”

(e)    All payments made pursuant to this Section 10.3 shall constitute liquidated damages and except as provided in Section 10.2(ii) in the case of fraud or willful and material breach of this Agreement, the receipt thereof shall be the sole and exclusive remedy of the receiving party against the party making such payment, its Affiliates and their respective directors, officers and shareholders for any claims arising out of or relating in any way to this Agreement or the transactions contemplated herein. Further, neither the Company nor Acquiror shall be required to pay the Termination Fee on more than one occasion.

ARTICLE 11
MISCELLANEOUS

Section 11.1    Survival. Except for covenants that are expressly to be performed after the Closing, none of the representations, warranties and covenants contained herein shall survive beyond the Closing.

Section 11.2    Governing Law; Venue; Waiver of Jury Trial. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Michigan applicable to Contracts made and to be performed in such state without regard to conflicts of laws. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in Michigan solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waives, and agrees not to assert, as a defense in any action, suit or Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or Proceeding may not be brought or is not maintainable in said court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims with respect to such action or Proceeding shall be heard and determined in such court. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and agree that mailing of process or other papers in connection with any such action or Proceeding in the manner provided under Section 11.6 or in such other manner as may be permitted by applicable law shall be valid and sufficient service thereof. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH HEREIN.

Section 11.3    Assignments, Successors and No Third Party Rights. Neither party to this Agreement may assign any of its rights under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except for Section 6.6, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 11.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 11.4    Modification. This Agreement may be amended, modified or supplemented by the parties at any time before or after the Company Shareholder Approval is obtained; provided, however, that after the Company Shareholder Approval is obtained, there may not be, without further approval of the Company’s shareholders, any amendment of this Agreement that requires further approval under applicable Legal Requirements. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the parties.

Section 11.5    Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other party; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive compliance with or amend, modify or supplement any of the agreements or conditions contained in this Agreement which are for the benefit of the waiving party. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as provided in Article 10, the rights and remedies of the parties to this Agreement are cumulative and not alternative. To the maximum extent permitted by applicable Legal Requirements: (x) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (y) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (z) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 11.6    Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing (which shall include facsimile communication) and shall be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service or sent by facsimile (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Acquiror or Merger Sub, to:

Mercantile Bank Corporation

310 Leonard Street, NW

Grand Rapids, MI 49504

Email: rreitsma@MercBank.com

Attention:         Raymond E. Reitsma, Chief Executive Officer

If to the Company, to:

Eastern Michigan Financial Corporation

65 N. Howard Ave.

Croswell, MI 48422

Email:         woldford@emb.bank

Attention: William G. Oldford, Jr.

with copies, which shall not constitute notice, to:

Shumaker, Loop & Kendrick, LLP

1000 Jackson Street

Toledo, OH 43604

Email: mwerner@shumker.com

Attention: Martin D. Werner

Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (a) if delivered by hand, when delivered; (b) if delivered by overnight delivery service, on the next Business Day after deposit with such service; and (c) if by facsimile, on the next Business Day.

Section 11.7    Entire Agreement. This Agreement, the Bank Merger Agreement and the Schedules and the Confidentiality Agreement constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.

Section 11.8    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Legal Requirements, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the Contemplated Transactions is adversely affected thereby.

Section 11.9    Further Assurances. The parties agree: (a) to furnish upon request to each other such further information; (b) to execute and deliver to each other such other documents; and (c) to do such other acts and things; all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 11.10    Counterparts. This Agreement and any amendments thereto may be executed in any number of counterparts (including by facsimile, PDF or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

ARTICLE 12
DEFINITIONS

Section 12.1    Definitions. In addition to those terms defined throughout this Agreement, the following terms, when used herein, shall have the following meanings:

(a)     “Acquiror Articles of Incorporation” means the Articles of Incorporation of Acquiror, including all amendments thereto.

(b)    “Acquiror Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by Acquiror or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Acquiror or any of its Subsidiaries, or any beneficiary thereof.

(c)    “Acquiror Board” means the board of directors of Acquiror.

(d)    “Acquiror Bylaws” means the Amended and Restated Bylaws of Acquiror, dated February 26, 2015.

(e)    “Acquiror Capital Stock” means the Acquiror Common Stock and the Acquiror Preferred Stock, collectively.

(f)    “Acquiror Common Stock” means the common stock, without par value, per share, of Acquiror.

(g)    “Acquiror Equity Award” means any outstanding stock option, stock appreciation right, restricted stock award, restricted stock unit, or other equity award granted under an Acquiror Stock Plan.

(h)    “Acquiror ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that is treated as a single employer with Acquiror or any of its Subsidiaries for purposes of Section 414 of the Code.

(i)    “Acquiror SEC Reports” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by Acquiror with the SEC under the Securities Act, the Exchange Act, or the regulations thereunder, since January 1, 2022.

(j)    [deleted].

(k)    “Acquiror Stock Issuance” means the issuance of the Acquiror Common Stock pursuant to this Agreement.

(l)    “Acquiror Stock Plans” means collectively (i)the Company’s Dividend Reinvestment Plan; (ii) the Company’s Stock Incentive Plan; and (iii) the Company’s Employee Stock Purchase Plan

(m)    .“Acquisition Proposal” means a tender or exchange offer to acquire more than fifteen percent (15%) of the voting power in the Company or any of its Subsidiaries, a proposal for a merger, consolidation or other business combination involving the Company or any of its Subsidiaries or any other proposal or offer to acquire in any manner more than fifteen percent (15%) of the voting power in, or more than fifteen percent (15%) of the business, assets or deposits of, the Company or any of its Subsidiaries, other than the transactions contemplated hereby and other than any sale of whole loans and securitizations in the Ordinary Course of Business.

(n)    “Affiliate” means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with, such specified Person.

(o)     “Business Day” means any day except Saturday, Sunday and any day on which banks in Grand Rapids, Michigan, are authorized or required by law or other government action to close.

(p)    “Company Articles of Incorporation” means the Articles of Incorporation of the Company.

(q)    “Company Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, or any beneficiary thereof.

(r)    “Company Board” means the board of directors of the Company.

(s)    “Company Bylaws” means the Amended and Restated Bylaws of the Company.

(t)    “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock, collectively.

(u)    “Company Equity Award” means any outstanding Company Stock Option, restricted stock unit, performance unit, stock appreciation right, restricted stock award, or other equity award granted under a Company Stock Plan.

(v)    “Company ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that is treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 414 of the Code.

(w)    “Company Stock Plans” means collectively the following:

(i)    Eastern Michigan Financial Corporation 2012 Equity Plan; and

(ii)    Eastern Michigan Financial Corporation 2021 Equity Plan .

(x)    “Contemplated Transactions” means all of the transactions contemplated by this Agreement, the Bank Merger Agreement and the Voting Agreements, including: (i) the Merger, (ii) the Bank Merger and (iii) the performance by all parties of their respective covenants and obligations under this Agreement, the Bank Merger Agreement and the Voting Agreements.

(y)    “Contract” means any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) that is legally binding: (i) under which a Person has or may acquire any rights; (ii) under which such Person has or may become subject to any obligation or liability; or (iii) by which such Person or any of the assets owned or used by such Person is or may become bound.

(z)    “Control,” “Controlling” or “Controlled”“”“” when used with respect to any specified Person, means the power to vote twenty five percent (25%) or more of any class of voting securities of a Person, the power to control in any manner the election of a majority of the directors or partners of such Person, or the power to exercise a controlling influence over the management or policies of such Person.

(aa)    “CRA” means the Community Reinvestment Act.

(bb)    “Deposit Insurance Fund” means the fund that is maintained by the FDIC to allow it to make up for any shortfalls from a failed depository institution’s assets.

(cc)    “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(dd)    “DOL” means the United States Department of Labor.

(ee)    “Environment” means surface or subsurface soil or strata, surface waters and sediments, navigable waters, groundwater, drinking water supply and ambient air.

(ff)    “Environmental Laws” means any federal, state or local law, statute, ordinance, rule, regulation, code, Order, permit or other legally binding requirement applicable to the business or assets of the Company or any of its Subsidiaries that imposes liability or standards of conduct with respect to the Environment and/or Hazardous Materials.

(gg)    “ERISA” means the Employee Retirement Income Security Act of 1974.

(hh)    “Exchange Act” means the Securities Exchange Act of 1934.

(ii)    “Excluded Shares” means any shares of Company Common Stock owned by the Company, Acquiror or Merger Sub, in each case other than shares held in any Company Benefit Plan or related trust accounts or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted.

(jj)    “FDIC” means the Federal Deposit Insurance Corporation.

(kk)     “Federal Reserve” means the board of governors of the Federal Reserve System.

(ll)    “GAAP” means generally accepted accounting principles in the United States, consistently applied.

(mm)    “Hazardous Materials” means any hazardous, toxic or dangerous substance, waste, contaminant, pollutant, gas or other material that is classified as such under Environmental Laws or is otherwise regulated under Environmental Laws.

(nn)     “IRS” means the United States Internal Revenue Service.

(oo)    “Proxy Statement” means the Proxy Statement of the Company and the prospectus of the Acquiror prepared by Acquiror and the Company and filed as a part of the Registration Statement for use in connection with the Company Shareholders’ Meeting.

(pp)    “Knowledge” means, assuming due inquiry under the facts or circumstances, the actual knowledge of the chief executive officer, president, chief financial officer, chief credit officer or general counsel of Acquiror or the Company, as the context requires.

(qq)    “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other Order, constitution, law, ordinance, regulation, rule, policy statement, directive, statute or treaty.

(rr)    “Material Adverse Effect” as used with respect to a party, means an event, circumstance, change, effect or occurrence which, individually or together with any other event, circumstance, change, effect or occurrence, individually or in the aggregate: (i) is or would reasonably be expected to be materially adverse to the business, prospects, financial condition, assets, liabilities or results of operations of such party and its Subsidiaries, taken as a whole; or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other Contemplated Transactions on a timely basis; provided that, in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent attributable to or resulting from: (A) changes in Legal Requirements and the interpretation of such Legal Requirements by courts or governmental authorities; (B) changes in GAAP or regulatory accounting requirements; (C) changes or events generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets; (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, declarations of any national or global epidemic, pandemic or disease outbreak, or the material worsening of such conditions threatened or existing as of the date of this Agreement; (E) any natural or man-made disaster or acts of God; (F) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the Contemplated Transactions, including the costs and expenses associated therewith and the response or reaction of customers, vendors, licensors, investors or employees and (G) failure, in and of itself, to meet internal or other estimates, projections or forecasts of revenue, net income or any other measure of financial performance, but not, in any such case, including the underlying causes thereof; except with respect to clauses (A), (B), (C) (D), and (E), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate.

(ss)    “MBCA” means the Michigan Business Corporation Act.

(tt)    “NASDAQ Rules” means the listing rules of the NASDAQ Global Select Market.

(uu)    “Order” means any award, decision, injunction, judgment, order, ruling, extraordinary supervisory letter, policy statement, memorandum of understanding, resolution, agreement, directive, subpoena or verdict entered, issued, made, rendered or required by any court, administrative or other governmental agency, including any Regulatory Authority, or by any arbitrator.

(vv)    “Ordinary Course of Business” shall include any action taken by a Person only if such action is consistent with the past practices of such Person and is similar in nature and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of such Person.

(ww)    “OREO” means real estate owned by a Person and designated as “other real estate owned.”

(xx)    “PBGC” means the United States Pension Benefit Guaranty Corporation.

(yy)    “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, foundation, joint venture, estate, trust, association, organization, labor union or other entity or Regulatory Authority.

(zz)    “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator.

(aaa)    “Registration Statement” means a registration statement on Form S-4 or other applicable form under the Securities Act covering the shares of Acquiror Common Stock to be issued pursuant to this Agreement, which shall include the Proxy Statement.

(bbb)    “Regulatory Authority” means any federal, state or local governmental body, agency, court or authority that, under applicable Legal Requirements: (i) has supervisory, judicial, administrative, police, enforcement, taxing or other power or authority over the Company, Acquiror, or any of their respective Subsidiaries; (ii) is required to approve, or give its consent to, the Contemplated Transactions; or (iii) with which a filing must be made in connection therewith.

(ccc)    “Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

(ddd)    “Requisite Regulatory Approvals” means all necessary documentation, applications, notices, petitions, filings, permits, consents, approvals and authorizations from all applicable Regulatory Authorities for approval of the Contemplated Transactions.

(eee)    “SEC” means the Securities and Exchange Commission.

(fff)    “Securities Act” means the Securities Act of 1933.

(ggg)    “Subsidiary” with respect to any Person means an Affiliate that is Controlled by such Person directly or indirectly through one or more intermediaries.

(hhh)    “Superior Proposal” means a bona fide written Acquisition Proposal (with all references to “fifteen percent (15%)” in the definition of Acquisition Proposal being treated as references to “fifty percent (50%)” for these purposes) which Company Board concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby, (i) after receiving the advice of its financial advisors (which shall be Piper Sandler & Co. or any other nationally recognized investment banking firm), (ii) after taking into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable Legal Requirements.

(iii)    “Tax” means any tax (including any income tax, franchise tax, capital gains tax, value-added tax, sales tax, excise tax, property tax, escheat tax, use tax, payroll tax, gift tax or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency or other fee, and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Regulatory Authority or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.

(jjj)    “Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Regulatory Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

(kkk)    “Transition Date” means, with respect to any Covered Employee, the date Acquiror commences providing benefits to such employee with respect to each New Plan.

Section 12.2    Principles of Construction.

(a)    In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor’s sole discretion; (ii) references to a statute shall refer to the statute, as amended from time to time, and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including,” and the words “to,” “until” and “ending on” (and the like) mean “to, but excluding”; (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality; (v) indications of time of day mean Central Time; (vi) “including” means “including, but not limited to”; (vii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified; (viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances and context require; (ix) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions; and (x) any reference to a document or set of documents in this Agreement, and the rights and obligations of the parties under any such documents, means such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof.

(b)    The schedules of the Company and Acquiror referred to in this Agreement (the “Company Disclosure Schedules” and the “Acquiror Disclosure Schedules”, respectively, and collectively the “Schedules”) shall consist of items, the disclosure of which with respect to a specific party is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained herein or to one or more covenants contained herein, which Schedules were delivered by each of the Company and Acquiror to the other before the date of this Agreement; provided, that: (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect; (ii) the mere inclusion of an item in the Company Disclosure Schedules or Acquiror Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by the Company or Acquiror, as applicable, that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect; and (iii) any disclosures made with respect to a section of this Agreement shall be deemed to qualify (A) any other section of this Agreement specifically referenced or cross-referenced and (B) other sections of this Agreement to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control. For purposes of this Agreement, “Previously Disclosed” means, with respect to any representation, warranty or covenant of the Company, information disclosed by the Company as of the date hereof in the Company Disclosure Schedules and, with respect to any representation, warranty or covenant of Acquiror, information disclosed by Acquiror as of the date hereof in the Acquiror Disclosure Schedules.

(c)    All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

(d)    With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first written above.

ACQUIROR:
Mercantile Bank Corporation

By:	/s/Raymond Reitsma
Name:	Raymond Reitsma
Title:	President & Chief Executive Officer

COMPANY:
Eastern Michigan Financial Corporation

By:	/s/William G. Oldford, Jr.
Name:	William G. Oldford, Jr.
Title:	President & CEO

MERGER SUB:
Shamrock Merger Sub Inc.

By:	/s/Raymond Reitsma
Name:	Raymond Reitsma
Title:	President

Annex A-2

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER is entered into as of October 2, 2025 (the “First Amendment”), by and among Mercantile Bank Corporation, a Michigan corporation (“Acquiror”), Shamrock Merger Sub Inc., a Michigan corporation (“Merger Sub”), and Eastern Michigan Financial Corporation, a Michigan corporation (the “Company”).

RECITALS

A.          WHEREAS, the parties are party to that certain Agreement and Plan of Merger dated July 22, 2025 (the “Original Agreement”).

B.          WHEREAS, the Original Agreement called for the Company to be merged into Merger Sub, a corporation organized under the Michigan Business Corporation Act (the “MBCA”) and wholly owned by Acquiror.

C.          WHEREAS, the parties have determined that it will create tax and regulatory efficiencies for Merger Sub to be converted from a corporation to a limited liability company prior to the time of the merger.

D.          WHEREAS, the parties now wish to amend certain terms and conditions of the Original Agreement as set forth herein.

AGREEMENT

 NOW, THEREFORE, in consideration of the foregoing, of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1.           Definitions. All capitalized terms used and not defined herein shall have the meanings ascribed thereto in the Original Agreement.

2.           Conversion of Shamrock Merger Sub Inc. Within 15 days of the date of this First Amendment, Acquiror shall cause Merger Sub to convert from a corporation to a limited liability company under the MBCA (the “Conversion”).

3.           Global References. Upon the effective date of the Conversion, all references in the Original Agreement to:

a.	“Shamrock Merger Sub Inc.” shall be automatically changed to “Shamrock Merger Sub LLC.
b.	“Board of Directors” of Merger Sub, shall refer to the “Board of Managers” of Shamrock Merger Sub LLC.
c.	“Surviving Corporation” shall be changed to “Surviving Company”.

4.           Amendment to Section 1.5 (Organizational Documents; Directors and Officers). Upon the effective date of the Conversion, Section 1.5 shall be amended in its entirety to read as follows:

Section 1.5    Organizational Documents; Directors and Officers.

(a)    At the Effective Time, the Articles of Organization of Merger Sub shall be the Articles of Organization of the Surviving Company, until thereafter changed or amended as provided therein or permitted by applicable law.

(b)   The operating agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the operating agreement of the Surviving Company until thereafter changed or amended as provided therein or by applicable law.

(c)   The managers and officers of Merger Sub immediately prior to the Effective Time shall be the managers and officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(d)   Immediately following the merger of the Company into Merger Sub, Merger Sub shall be merged into its parent company, Acquiror, with the Acquiror as the surviving entity. The articles of incorporation of Acquiror shall be the articles of incorporation of the surviving entity until thereafter changed or amended as provided therein or by applicable law. The bylaws of Acquiror shall be the bylaws of the surviving entity until thereafter changed or amended as provided therein or by applicable law.

(e)    Acquiror and Acquiror Bank shall take all appropriate action so that, as of the Effective Time, (A) the number of directors constituting Acquiror’s Board and the board of directors of Acquiror Bank shall each be increased by one (1) and (B) a Company director, selected by and pursuant the corporate governance requirements of Acquiror and Acquiror Bank, shall be appointed a director of Acquiror and Acquiror Bank.

(f)    At the Effective Time, Acquiror will cause an advisory board (“Advisory Board”) to be formed and constituted which shall advise the Acquiror with regard to matters of integration and transition with regard to the Contemplated Transactions and the Eastern Michigan market. The Advisory Board will include existing board members from Eastern.

A2-1

5.           Upon the effective date of the Conversion, Section 4.1 shall be amended in its entirety to read as follows:

Section 4.1 Organization. Each of Acquiror and Merger Sub: (a) is a duly incorporated or organized, validly existing and in good standing under the laws of its state of incorporation or organization, as applicable, and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary; and (b) has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. Acquiror is registered with the Federal Reserve as a financial holding company under the Bank Holding Company Act of 1956, as amended, and has full power and authority, corporate and otherwise, to operate as a bank holding company. The copies of the Acquiror Articles of Incorporation and Acquiror Bylaws and all amendments thereto set forth in the Acquiror SEC Reports are true, complete and correct, and in full force and effect as of the date of this Agreement. Acquiror has no Subsidiary other than Merger Sub and the Subsidiaries listed on Exhibit 21 to Acquiror’s Annual Report on Form 10 K for the period ended December 31, 2024 as filed with the SEC on March 3, 2025.

6.           Upon the effective date of the Conversion, Section 4.3 shall be amended in its entirety to read as follows:

Section 4.3    Authorization; Enforceability. Each of Acquiror and Merger Sub has the requisite corporate or limited liability company power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Acquiror Board and the board of managers of Merger Sub. The Acquiror Board and the board of managers of Merger Sub have each determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is in the best interests of its respective shareholders, and that this Agreement and transactions contemplated hereby are in the best interests of its respective shareholders. The execution, delivery and performance of this Agreement by Acquiror, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action, subject to the receipt of the Requisite Regulatory Approvals, this Agreement constitutes a legal, valid and binding obligation of Acquiror enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

7.           No Other Amendments. Except as expressly amended hereby, all other terms and conditions of the Original Agreement shall remain in full force and effect.

8.           Counterparts. This Amendment may be executed in any number of counterparts and by electronic signature, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first written above.

ACQUIROR:
Mercantile Bank Corporation

By: /s/ Raymond Reitsma
Name: Raymond Reitsma
Title: President & Chief Executive Officer

COMPANY:
Eastern Michigan Financial Corporation

By: /s/ William G. Oldford
Name: William G. Oldford
Title: CEO

MERGER SUB:
Shamrock Merger Sub Inc.

By: /s/ Raymond Reitsma
Name: Raymond Reitsma
Title: President

A2-2

Annex B

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is entered into as of July 22, 2025, by and between the undersigned holder (“Shareholder”) of Common Stock (as defined below) and Mercantile Bank Corporation, a Michigan corporation (“Acquiror”).

RECITALS

WHEREAS, as of the date hereof, Shareholder “beneficially owns” (as such term, along with “owns beneficially”, “beneficial ownership” and other like terms, is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) the number of shares of common stock, par value $5.00 per share (the “Common Stock”) of Eastern Michigan Financial Corporation, a Michigan corporation (“Company”) indicated on the signature page of this Agreement under the heading “Total Number of Common Stock” (the “Original Shares” and together with any additional shares of Common Stock pursuant to Section 5 hereof, the “Shares”);

WHEREAS, the respective boards of directors of the Company, Acquiror, and Shamrock Merger Sub Inc., a Michigan corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”), have approved the entry into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which, among other things, Company will merge with and into Merger Sub (the “Merger”); and

WHEREAS, as a condition to the willingness of Acquiror to enter into the Merger Agreement, Acquiror has required Shareholder to execute and deliver this Agreement.

NOW, THEREFORE, in consideration of, and as a material inducement to, Acquiror entering into the Merger Agreement and proceeding with the Contemplated Transactions, and in consideration of the expenses incurred and to be incurred by Acquiror in connection therewith, Shareholder and Acquiror, intending to be legally bound, hereby agree as follows:

1.    Definitions. For purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

2.    Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with Acquiror as follows:

(a)    Shareholder is the beneficial owner or record owner of the Shares free and clear of any and all pledges, liens, security interests, mortgage, claims, charges, restrictions, options, title defects, or encumbrances, except as otherwise disclosed on Schedule 2(a) attached hereto. Shareholder does not own, of record or beneficially, any shares of capital stock of Company other than (i) the Original Shares and (ii) any options, warrants or other rights to acquire any additional Common Stock or any security exercisable for or convertible into Common Stock, set forth on the signature page of this Agreement (collectively, the “Options”).

(b)    Shareholder has full power and authority to (i) make, enter into, and carry out the terms of this Agreement; and (ii) vote all of the Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any governmental body), except as otherwise disclosed on Schedule 2(b) attached hereto.

(c)    This Agreement has been duly and validly executed and delivered by Shareholder and constitutes a valid and binding agreement of Shareholder enforceable against Shareholder in accordance with its terms. The execution and delivery of this Agreement and the performance by Shareholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any contract to or by which Shareholder is a party or bound, or any statute, court or administrative order, rule or regulation to which Shareholder is subject or bound, or in the event that Shareholder is a corporation, limited liability company, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

(d)    No consent, approval or authorization of, or designation, declaration or filing with, any government authority or other Person on the part of the Shareholder is required in connection with the valid execution and delivery of this Agreement, except as otherwise disclosed on Schedule 2(d) attached hereto. If the Shareholder is an individual, no consent of such Shareholder’s spouse is necessary under any “community property” or other laws in order for Shareholder to enter into and perform his or her obligations under this Agreement.

(e)    Shareholder is an executive officer or director of the Company.

3.    Agreement to Vote Shares. Shareholder agrees that, while this Agreement is in effect, at every meeting of shareholders of Company, however called, or at any adjournment or postponement thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by Acquiror, Shareholder shall:

(a)    appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)    vote (or cause to be voted), in person or by proxy, all the Shares (i) in favor of adoption and approval of the Merger Agreement and the Contemplated Transactions (including, without limitation, any amendments or modifications of the terms thereof adopted in accordance with the terms thereof); (ii) against any action or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Company contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage, materially and adversely affect or inhibit the timely consummation of the Contemplated Transactions or this Agreement.

Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of Company, to approve or adopt the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.

4.    No Transfers; Voting Restrictions. While this Agreement is in effect, Shareholder agrees not to, directly or indirectly, sell, assign, transfer, tender, exchange, pledge, hypothecate, or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, assignment, transfer, tender, exchange, pledge, hypothecation or other disposition of, or grant or create a lien, security interest, or encumbrance in or upon, or gift, grant, or place in trust of, any of the Shares; provided, however, that transfers by will or operation of law shall be permitted, in which case this Agreement shall bind the transferee. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, Shareholder shall not enter into any voting agreement with any person or entity with respect to any of the Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any of the Shares in a voting trust, or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting Shareholder’s legal power, authority, or right to vote the Shares in favor of the approval of the Merger Agreement and the Contemplated Transactions. Any transfer or other disposition in violation of the terms of this Section 4 shall be null and void.

5.    Additional Shares. Shareholder agrees that all Common Stock that Shareholder purchases, acquires the right to vote or otherwise acquires the beneficial ownership of during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, shall be subject to the terms of this Agreement and shall constitute “Shares” for all purposes of this Agreement.

6.    No Agreement as Director or Officer. If Shareholder is an individual, Shareholder makes no agreement or understanding in this Agreement in Shareholder’s capacity as a director or officer of the Company or any of its subsidiaries (if Shareholder holds such office) and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by Shareholder in Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement, or (b) will be construed to prohibit, limit or restrict Shareholder from exercising Shareholder’s fiduciary duties as an officer or director to the Company or its shareholders.

7.    Termination. This Agreement shall terminate and be of no further force or effect whatsoever as of the earlier of (a) termination of the Merger Agreement pursuant to Article 10 thereof or (b) the Effective Time; provided, however, that (i) Section 8 below shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve Shareholder from any liability for any inaccuracy in or breach of any representation, warranty, or covenant contained in this Agreement.

8.    Miscellaneous.

(a)    Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by the parties hereto.

(b)    Waivers. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, or any failure or delay on the part of any party in the exercise of any right hereunder, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, or covenants contained in this Agreement. The waiver by any party of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder. Any waiver by a party of any provision of this Agreement shall be valid only if set forth in a written instrument signed on behalf of such party.

(c)    Entire Agreement. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements, and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(d)    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Michigan, regardless of any laws or legal principles that might otherwise govern under applicable principles of conflicts of law thereof.

(e)    Submission to Jurisdiction; Forum Selection. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the state or federal courts located in the State of Michigan. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8(n) or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8(e), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(f)    WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(g)    Attorneys’ Fees. In any action at law or suit in equity with respect to this Agreement or the rights of any of the parties, the prevailing party in such action or suit shall be entitled to receive its reasonable attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

(h)    Assignment and Successors. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, including Shareholder’s estate and heirs upon the death of Shareholder, provided that except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests, or obligations of the parties may be assigned or delegated by any of the parties without prior written consent of the other parties. Any assignment in violation of the foregoing shall be void and of no effect.

(i)    No Third-Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person (other than the parties) any right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

(j)    Further Assurances. Shareholder agrees to cooperate fully with Acquiror and to execute and deliver such further documents, certificates, agreements, and instruments and to take such other actions as may be reasonably requested by Acquiror to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purpose of this Agreement. Shareholder agrees to notify Acquiror promptly of any additional shares of capital stock of Company of which Shareholder becomes the record or beneficial owner after the date of this Agreement.

(k)    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(l)    Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

(m)    Specific Performance; Injunctive Relief. The parties acknowledge that Acquiror shall be irreparably harmed by, and that there shall be no adequate remedy at law for, a violation of any of the covenants or agreements of Shareholder set forth in this Agreement. Therefore, Shareholder hereby agrees that, in addition to any other remedies that may be available to Acquiror upon any such violation, Acquiror shall have the right to enforce such covenants and agreements by specific performance, injunctive relief, or by any other means available to such party at law or in equity without posting any bond or other undertaking. Shareholder agrees that Shareholder will not oppose the granting of any injunction, specific performance, or other equitable relief on the basis that Acquiror has an adequate remedy of law or an injunction, award of specific performance, or other equitable relief is not an appropriate remedy for any reason at law in equity.

(n)    Notices. All notices, consents, requests, claims, and demands under this Agreement shall be in writing and shall be deemed given if (i) delivered to the appropriate address by hand or overnight courier (providing proof of delivery), or (ii) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment confirmed with a copy delivered as provided in clause (i), in each case to the parties at the following address, facsimile, or e-mail address (or at such other address, facsimile, or e-mail address for a party as shall be specified by like notice):

If to Acquiror:
Mercantile Bank Corporation
310 Leonard Street NW
Grand Rapids, MI 49504
Attn: Raymond E. Reitsma, Chief Executive Officer
Email: rreitsma@mercbank.com

If to Shareholder:
[see information set forth on signature page]

(o)    Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties. Signatures transmitted and received via facsimile, email in portable document format (.pdf) or other electronic means shall be treated for all purposes of this Agreement as original signatures and shall be deemed valid, binding and enforceable by and against the parties.

(p)    Headings. The headings contained in this Agreement are for the convenience of reference only, shall not be deemed to be a part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement.

(q)    Construction. In this Agreement, unless a clear contrary intention appears, (i) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular section or other provision; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; (iii) “or” is used in the inclusive sense of “and/or”; and (iv) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding.”

(r)    Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

SIGNATURES ON THE FOLLOWING PAGE

IN WITNESS WHEREOF, Acquiror has caused this Agreement to be duly executed, and Shareholder has duly executed this Voting Agreement, all as of the day and year first above written.

MERCANTILE BANK CORPORATION

By:
Name:	Raymond E. Reitsma
Title:	President & Chief Executive Officer

SHAREHOLDER:

Printed Name:

Contact Information for Notices:

Total Number of Common Stock:

Total Number of Options:

Schedule 2

(a) Encumbrances

(b) Power and Authority

(d) Consents

Annex C

MERGER AGREEMENT

BETWEEN

MERCANTILE BANK

AND

EASTERN MICHIGAN BANK

UNDER THE CHARTER OF

MERCANTILE BANK

This Merger Agreement (this “Agreement”) is made and entered into as of [●], by and between Mercantile Bank, a Michigan state-chartered bank (hereinafter called “Mercantile” or, where appropriate, the “Resulting Bank”) and Eastern Michigan Bank, a state-chartered bank (“EMB”) (hereinafter Mercantile and EMB are sometimes referred to together as the “Merging Banks”).

RECITALS

A.         EMB is a state member bank organized under the laws of the State of Michigan with its main banking premises located 65 N. Howard Avenue, Croswell, MI 48422.

B.         Mercantile is a state non-member bank organized under the laws of the State of Michigan with its main banking premises located at 310 Leonard Street, NW, Grand Rapids, MI 49504.

C.         Mercantile is a wholly-owned subsidiary of Mercantile Bank Corporation, a Michigan corporation (“Mercantile Parent”).

D.         EMB is a wholly-owned subsidiary of Shamrock Merger Sub, Inc., a Michigan corporation (“Merger Sub”).

E.         Mercantile Parent, Eastern Michigan Financial Corporation, a Michigan corporation (“EFIN”), and Merger Sub, a wholly-owned subsidiary of Mercantile Parent are parties to an Agreement and Plan of Merger dated as of July 22, 2025 (the “Parent Agreement”), pursuant to which, subject to the terms and conditions of the Parent Agreement, EFIN consolidated with and into Merger Sub, with Merger Sub surviving such consolidation as the surviving corporation. As consideration, Mercantile Parent provided to each holder of shares of EFIN common stock, par value $5.00 per share the following: (i) $32.32; plus (ii) 0.7116 shares of Mercantile Parent common stock, no par value (“Mercantile Parent Stock”). Pursuant to the terms of this Agreement, at the Effective Time, EMB will be consolidated with and into Mercantile with Mercantile as the survivor (the “Merger”).

F.         The board of directors of each of EMB and Mercantile deems it advisable to consolidate the Merging Banks under the charter of Mercantile and the name of “Mercantile Bank”, subject to the terms and conditions set forth in this Agreement and in accordance with applicable laws of the United States and the State of Michigan. A majority of the board of directors of each of the Merging Banks has approved the Merger and authorized the execution of this Agreement.

NOW THEREFORE, in consideration of the premises and of the agreements, covenants and conditions hereinafter contained, the Merging Banks agree as follows:

ARTICLE I

THE MERGER

1.1         Resulting Bank. Subject to the terms and conditions set forth herein, EMB shall be consolidated into, and under the charter of, Mercantile pursuant to the provisions of, and with the effect provided in, the Michigan Banking Code of 1999, as amended (“Michigan Banking Code”), and Mercantile shall be the bank resulting from such consolidation (the “Resulting Bank”). The name of the Resulting Bank shall be “Mercantile Bank,” and the present main banking premises of 310 Leonard Street, NW, Grand Rapids, MI 49504 shall be the main banking premises of the Resulting Bank. In addition, as of the Effective Time, the Resulting Bank will have branch offices with the following locations and post office addresses on Exhibit A. All of the branch offices of EMB and Mercantile listed on Exhibit A in operation at the Effective Time shall continue as branch offices of the Resulting Bank, including the present main banking premises of EMB at 65 N. Howard Avenue, Croswell, MI 48422, shall be a branch of the Resulting Bank.

1.2         Regulatory Approval of Merger. As soon as is reasonably practicable after the date hereof, this Agreement shall be submitted to the Director of the Department of Insurance and Financial Services of Michigan (the “DIFS”) for approval pursuant to Section 3701 and related sections of the Michigan Banking Code.

1.3          Effective Time. The Bank Merger shall become effective at such time and date as are agreed to by Mercantile and EMB, subject to the approval of DIFS or such other time and date as shall be provided by law. The date and time of such effectiveness is herein referred to as the “Effective Time.”

1.4          Charter. The charter of Mercantile, as in effect as of the Effective Time, shall be the charter of the Resulting Bank until the same shall be thereafter altered and amended.

1.5          Bylaws. The bylaws of Mercantile, as in effect as of the Effective Time, shall be the bylaws of the Resulting Bank until the same shall be thereafter altered, amended or repealed in accordance with said bylaws, the charter of the Resulting Bank, and applicable law.

ARTICLE II

EFFECT OF MERGER

2.1         Corporate Existence. As of the Effective Time, the corporate existences of each of the Merging Banks shall, with the full effect provided for in the Michigan Banking Code, be consolidated into and continued in the Resulting Bank under the charter of Mercantile. The Resulting Bank shall be considered the same business and corporate entity as each of the Merging Banks, with all the property, rights, powers, duties and obligations of each of the Merging Banks except as affected by the laws of the State of Michigan and by the charter and bylaws of the Resulting Bank. The separate existence of EMB shall cease, except to the extent provided by applicable law.

2.2         Rights and Liabilities of the Resulting Bank. The Resulting Bank shall be liable for all liabilities of each of the Merging Banks, and all rights, franchises and interests of each of the Merging Banks in and to every species of property, real, personal and mixed, and choses in action thereunto belonging, shall be deemed to be transferred to and vested in the Resulting Bank without any deed or other transfer, and the Resulting Bank, without any order or other action on the part of any court or otherwise, shall hold and enjoy the same and all rights of property, franchises, and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, registrar or transfer agent of stocks and bonds guardian, assignee, receiver, and in every other fiduciary capacity, in the same manner and to the same extent as such rights of property, franchises and interests were held and enjoyed by each of the Merging Banks. Any reference to any of the Merging Banks in any writing, whether executed or taking effect before or after the Merger, shall be deemed a reference to the Resulting Bank if not inconsistent with the other provisions of such writing.

2.3         Books of the Resulting Bank. The assets, liabilities, reserves and accounts of each of the Merging Banks shall be recorded on the books of the Resulting Bank at the amounts at which each shall have been carried on the books of the Merging Banks at the Effective Time.

2.4         Board of Directors. The Board of Directors of the Resulting Bank shall initially consist of the individuals listed on Exhibit B. Each director shall hold office from and after the time of his or her qualification to serve as a director of the Resulting Bank and until his or successor is elected and has qualified.

2.5          Executive Officers. The senior executive officers of the Resulting Bank shall initially consist of the individuals listed on Exhibit C. Each such senior executive officer shall hold office in accordance with the bylaws of the Resulting Bank as in effect at and after the Effective Time.

ARTICLE III

TREATMENT OF STOCK

3.1         Treatment of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of such shares of stock:

(a)         Mercantile Stock. Each share of common stock of Mercantile, issued and outstanding immediately prior to the Effective Time shall remain outstanding at and after the Effective Time as one share of common stock of the Resulting Bank.

(b)         EMB Stock. Each share of common stock of EMB issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled as of the Effective Time.

(c)         Resulting Bank. The Resulting Bank will have capital stock outstanding of $[●], divided into [●] shares of issued and outstanding common stock, no par value per share. Accordingly, as of [●], the capital accounts of the Resulting Bank would have been as set forth on the pro forma financial statement attached as Exhibit D.

3.3         Conditions Precedent. Effectuation of the Merger herein provided for is conditioned upon:

(a)	approval of this Agreement by vote of the shareholders of EMB and Mercantile as required by law;

(b)	approval of this Agreement and the Merger by the Federal Deposit Insurance Corporation and DIFS and all waiting periods required by law shall have expired;

(c)	the transactions contemplated in the Parent Agreement shall have been consummated simultaneously with or prior to the consummation of the Merger;

(d)

there shall not be in effect any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger; and

(e)

procurement of all other actions, consents, approvals and rulings, governmental or otherwise, and satisfaction of all other requirements prescribed by law, which are, or in the opinion of counsel for Mercantile may be, necessary to consummate the Merger or, to permit or enable the Resulting Bank, upon and after the Merger, to conduct all or any part of the business and activities of Mercantile or EMB in the manner in which such business and activities were conducted by each of them prior to the Merger.

ARTICLE IV

GENERAL PROVISIONS

4.1         Post-Merger Agreements. Each of the Merging Banks hereby appoints the Resulting Bank to be its true and lawful attorney for the purpose of taking, in its name, place and stead, any and all actions that the Resulting Bank deems necessary or advisable to vest in the Resulting Bank title to all property or rights of each of the Merging Banks or otherwise to effect the purposes of this Agreement, and each of the Merging Banks hereby grants to said attorney full power and authority to take all actions necessary to effect those purposes, including the power to execute, in its name, place and stead, such further assignments or assurances in law necessary or advisable to vest in the Resulting Bank title to all property and rights of each of the Merging Banks.

4.2         Termination. This Agreement may be terminated by mutual consent of the respective boards of directors of Mercantile and EMB and shall automatically terminate without any action by either of the Merging Banks, immediately upon the termination of the Parent Agreement. In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, and none of Mercantile, EMB or Merger Sub, or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby.

4.3         Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Merging Banks; provided, however that after this Agreement has been approved by the shareholders of the Merging Banks, no such amendment shall affect the right of such shareholders in a manner which is materially adverse to the interests of such shareholders.

4.4         Captions. The captions in this Agreement have been inserted for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

4.5         Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall constitute an original, but all of which together shall constitute one and the same instrument.

4.6         Governing Law. This Agreement and the legal relationship between the parties hereto shall be governed by and construed in accordance with the laws of the State of Michigan without regard for the conflict of law provisions.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the Merging Banks has caused this Agreement to be executed by its duly authorized officers and its corporate seal to be affixed hereto as of the date first above written.

MERCANTILE BANK

By:	/s/
Name:
Its:

EASTERN MICHIGAN BANK

By:	/s/
Name:
Its:

Signature Page to Bank Merger Agreement

Annex D

July 21, 2025

Board of Directors

Eastern Michigan Financial Corporation

65 North Howard Avenue

Croswell, MI 48422

Ladies and Gentlemen:

Eastern Michigan Financial Corporation (the “Company”), Mercantile Bank Corporation (“Acquiror”) and Shamrock Merger Sub Inc. (“Merger Sub”), are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which the Company shall merge with and into Merger Sub with Merger Sub as the surviving corporation (the “Merger”). As set forth in the Agreement, at the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than certain shares specified in the Agreement) shall be converted into the right to receive the following consideration: (i) $32.32 (the “Per Share Cash Consideration”); plus (ii) 0.7116 fully paid and nonassessable shares of Acquiror Common Stock, subject to adjustment (the “Exchange Ratio”). The Exchange Ratio multiplied by the Final Acquiror Market Value (the “Per Share Stock Consideration” together with the Per Share Cash Consideration, is hereinafter referred to as the “Per Share Merger Consideration”). At your direction and with your consent, we have assumed that the Exchange Ratio will not be adjusted. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Per Share Merger Consideration to the holders of Company Common Stock.

Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated July 17, 2025; (ii) certain publicly available financial statements and other historical financial information of the Company that we deemed relevant, as well as preliminary financial information for the Company for the quarter ending June 30, 2025, as provided by the senior management of the Company; (iii) certain publicly available financial statements and other historical financial information of Acquiror that we deemed relevant, as well as preliminary financial information for Acquiror for the quarter ending June 30, 2025, as provided by the senior management of Acquiror; (iv) certain internal financial projections for the Company for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of the Company; (v) preliminary earnings per share estimates for Acquiror for the quarter ending June 30, 2025, as provided by the senior management of Acquiror, as well as publicly available median analyst earnings per share estimates for Acquiror for the quarters ending September 30, 2025 and December 31, 2025 and the year ending December 31, 2026, an estimated annual long- term earnings growth rate for Acquiror for the years ending December 31, 2027 through December 31, 2029 and estimated dividends per share for Acquiror for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Acquiror; (vi) the pro forma financial impact of the Merger on Acquiror based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as provided by the senior management of Acquiror; (vii) the publicly reported historical price and trading activity for Company Common Stock and Acquiror Common Stock, including a comparison of certain stock trading information for Company Common Stock, Acquiror Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (viii) a comparison of certain financial and market information for the Company and Acquiror with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of the Company and its representatives the business, financial condition, results of operations and prospects of the Company and held similar discussions with certain members of the senior management of Acquiror and its representatives regarding the business, financial condition, results of operations and prospects of Acquiror.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company, Acquiror or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of the Company and Acquiror that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company or Acquiror, nor were we furnished with any such evaluations or appraisals. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of the Company or Acquiror. We did not make an independent evaluation of the adequacy of the allowance for credit losses of the Company or Acquiror, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to the Company or Acquiror. We have assumed, with your consent, that the respective allowances for credit losses for both the Company and Acquiror are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used certain internal financial projections for the Company for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of the Company. In addition, Piper Sandler used preliminary earnings per share estimates for Acquiror for the quarter ending June 30, 2025, as provided by the senior management of Acquiror, as well as publicly available median analyst earnings per share estimates for Acquiror for the quarters ending September 30, 2025 and December 31, 2025 and the year ending December 31, 2026, an estimated annual long-term earnings growth rate for Acquiror for the years ending December 31, 2027 through December 31, 2029 and estimated dividends per share for Acquiror for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Acquiror. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as provided by the senior management of Acquiror. With respect to the foregoing information, the senior managements of the Company confirmed to us that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgements of senior management as to the future financial performance of the Company and Acquiror, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in the Company’s or Acquiror’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that the Company and Acquiror will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Acquiror, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that the Company has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Company Common Stock or Acquiror Common Stock at any time or what the value of Acquiror Common Stock will be once it is actually received by the holders of Company Common Stock.

We have acted as the Company’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon consummation of the Merger. The Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Piper Sandler did not provide any other investment banking services to the Company in the two years preceding the date hereof, nor did Piper Sandler provide any investment banking services to Acquiror in the two years preceding the date hereof. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to the Company, Acquiror and their respective affiliates. We may also actively trade the equity and debt securities of the Company, Acquiror and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of the Company in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Per Share Merger Consideration to the holders of Company Common Stock and does not address the underlying business decision of the Company to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any Company officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Proxy Statement and the Registration Statement, to be filed with the SEC and mailed to shareholders in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Merger Consideration is fair to the holders of Company Common Stock from a financial point of view.

Very truly yours,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.         INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Indemnification

Sections 561-571 of the MBCA grant Mercantile broad powers to indemnify any person in connection with legal proceedings brought against that person by reason of their present or past status as an officer or director of Mercantile, provided that the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to Mercantile's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The MBCA also gives Mercantile broad powers to indemnify defined persons against expenses and reasonable settlement payments in connection with any action by or in the right of Mercantile, provided the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to Mercantile's best interests, except that no indemnification may be made if that person is adjudged to be liable to Mercantile unless and only to the extent the court in which that action was brought determines upon application that, despite the adjudication, but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for reasonable expenses as the court deems proper. In addition, to the extent that any specified person is successful in the defense of any defined legal proceeding, Mercantile is required by the MBCA to indemnify him or her against expenses, including attorneys' fees that are actually and reasonably incurred in connection with the proceeding.

Mercantile's articles of incorporation, including all amendments thereto, provide that Mercantile shall indemnify its present and past directors, officers, and such other persons as the board of directors may authorize to the full extent permitted by law.

Mercantile's amended and restated bylaws contain indemnification provisions concerning third party actions as well as actions in the right of Mercantile. The amended and restated bylaws provide that Mercantile shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Mercantile) by reason of the fact that he or she is or was a director or officer of Mercantile or while serving as such a director or officer, is or was serving at the request of Mercantile as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees), judgments, penalties, fees and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Mercantile or its shareholders and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by Mercantile or its bank subsidiaries to their respective directors or officers otherwise permitted under the MBCA or the Michigan Banking Code of 1999, as amended.

With respect to derivative actions, the amended and restated bylaws provide that Mercantile shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Mercantile to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of Mercantile, or while serving as such a director or officer, is or was serving at the request of Mercantile as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees) and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Mercantile or its shareholders. No indemnification is provided in Mercantile’s amended and restated bylaws in respect of any claim, issue or matter in which such person has been found liable to Mercantile except to the extent that a court of competent jurisdiction determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Mercantile pursuant to the provisions discussed above or otherwise, Mercantile has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Insurance

The MBCA permits Mercantile to purchase insurance on behalf of its directors and officers against liability arising out of their positions with Mercantile (or positions held with another entity at the request of Mercantile), whether or not the liabilities would be within the indemnification provisions described above.

Mercantile’s articles of incorporation, including all amendments thereto, and amended and restated bylaws provide that Mercantile may purchase and maintain insurance to protect itself and any such director, officer, or other person against any liability arising out of such service to Mercantile, whether or not Mercantile has the power to indemnify such person.

Under an insurance policy maintained by Mercantile, its directors and officers are insured within the limits and subject to the limitations of the policy, against specified expenses in connection with the defense of specified claims, actions, suits or proceedings, and specified liabilities which might be imposed as a result of claims, actions, suits or proceedings, which may be brought against them by reason of being or having been directors and officers of Mercantile.

Limitation of Director Liability

Section 209(1)(c) of the MBCA permits corporations to limit the personal liability of their directors in certain circumstances. However, under the MBCA, a corporation may not eliminate or limit a director's liability to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director for any of the following: (1) the amount of a financial benefit received by a director to which he or she is not entitled; (2) intentional infliction of harm on the corporation or its shareholders; (3) a violation of Section 551 of the MBCA; and (4) an intentional criminal act.

Mercantile's articles of incorporation, as amended, provide that its directors shall not be personally liable to it or its shareholders for monetary damages for breach of fiduciary duty, except for liability (1) for any breach of the director's duty of loyalty to Mercantile or its shareholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) for a violation of Section 551(1) of the MBCA; or (4) for any transaction from which the director derived any improper personal benefit. Under the MBCA, if prior to October 24, 1997 the articles of incorporation of a corporation contained a provision which, subject to exceptions, eliminated liability of a director as Mercantile's does, that provision is considered to eliminate liability of a director to the extent permitted in Section 209(1)(c) of the MBCA.

Pursuant to Mercantile's articles of incorporation, as amended, if the MBCA is amended after the date of the articles of incorporation to authorize corporate action eliminating or limiting the personal liability of directors, then the liability of a director of Mercantile shall be eliminated or limited to the fullest extent permitted by the MBCA, as so amended.

ITEM 21.         EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Number	Description

2.1

Agreement and Plan of Merger dated July 22, 2025, between Mercantile Bank Corporation, Eastern Michigan Financial Corporation and Shamrock Merger Sub Inc., included as Annex A to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4*†

2.2	First Amendment to Agreement and Plan of Merger dated October 2, 2025, included as Annex A-2 to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4*†

3.1

Articles of Incorporation of Mercantile Bank Corporation, including all amendments thereto, incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-4 filed by Mercantile Bank Corporation on February 16, 2022*

3.2

Amended and Restated By-laws of Mercantile Bank Corporation dated as of February 26, 2015, incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Mercantile Bank Corporation February 26, 2015*

4.2

Instruments defining the Rights of Security Holders – reference is made to Exhibits 3.1 and 3.2. In accordance with Regulation S-K Item 601(b)(4), Mercantile Bank Corporation is not filing copies of instruments defining the rights of holders of long-term debt because none of those instruments authorizes debt in excess of 10% of the total assets of Mercantile Bank Corporation and its subsidiaries on a consolidated basis. Mercantile Bank Corporation hereby agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request*

4.3

Subordinated indenture, dated December 15, 2021, by and between Mercantile Bank Corporation and Wilmington Trust, National Association, as trustee, incorporated by reference to the Current Report on Form 8-K filed by Mercantile Bank Corporation on December 17, 2021*

4.4

First Supplemental Indenture to Subordinated indenture, dated December 15, 2021, by and between Mercantile Bank Corporation and Wilmington Trust, National Association, as trustee, incorporated by reference to the Current Report on Form 8-K filed by Mercantile Bank Corporation on December 17, 2021*

4.5	Form of 3.25% Fixed-to-Floating Rate Subordinated Note due 2032, incorporated by reference to the Current Report on Form 8-K filed by Mercantile Bank Corporation December 17, 2021*

4.6

Form of Subordinated Note Purchase Agreement dated December 15, 2021, by and among Mercantile Bank Corporation and the Purchasers, incorporated by reference to the Current Report on Form 8-K filed by Mercantile Bank Corporation on December 17, 2021*

4.7

Form of Registration Rights Agreement dated December 15, 2021, by and among Mercantile Bank Corporation and the Purchasers, incorporated by reference to the Current Report on Form 8-K filed by Mercantile Bank Corporation December 17, 2021*

5.1	Opinion of Greenberg Traurig, LLP with regard to the legality of the securities to be issued#

8.1	Opinion of Greenberg Traurig, LLP with regard to certain tax matters#

8.2	Opinion of Shumaker, Loop & Kendrick, LLP with regard to certain tax matters#

21.1	List of subsidiaries of Mercantile Bank Corporation#

23.1	Consent of Plante & Moran, PLLC#

23.2	Consent of BDO USA, P.C.#

23.3	Consent of Greenberg Traurig LLP (contained in Exhibits 5.1 and 8.1)#

23.4	Consent of Shumaker, Loop & Kendrick, LLP (contained in Exhibit 8.2)#

24.1	Powers of attorney (included on signature page) and incorporated herein by reference*

Exhibit Number	Description

99.1	Consent of Piper Sandler & Co.#

99.2	Form of Proxy for holders of shares of common stock of EFIN#

107	Filing Fee Table*

*	Previously Filed
#	Filed herewith
†

Exhibits, schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant will furnish supplementally a copy of any omitted schedules or similar attachment to the SEC upon request on a confidential basis.

ITEM 22.         UNDERTAKINGS.

(a)    The undersigned registrant hereby undertakes:

(1)         To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement;

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and (iv) any other communication that is an offer in the offering made by the registrant to the purchaser.

(c)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(e)    The registrant undertakes that every prospectus: (1) that is filed pursuant to the paragraph immediately preceding i, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Rapids, State of Michigan on October 20, 2025.

Mercantile Bank Corporation

By:	/s/ Charles E. Christmas
Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 20, 2025.

Signature	Title	Date

/s/ Raymond E. Reitsma	President and Chief Executive Officer	October 20, 2025
Raymond E. Reitsma	(Principal Executive Officer) and Director

/s/ Charles E. Christmas	Executive Vice President, Chief Financial Officer and Treasurer	October 20, 2025
Charles E. Christmas	(Principal Financial and Accounting Officer)

*	Chairman	October 20, 2025
Michael H. Price

*	Director	October 20, 2025
Michael S. Davenport

*	Director	October 20, 2025
Michelle L. Eldridge

*	Director	October 20, 2025
Joseph D. Jones

*	Director	October 20, 2025
Richard D. MacDonald

*	Director	October 20, 2025
David B. Ramaker

*	Director	October 20, 2025
Nelson F. Sanchez

*	Director	October 20, 2025
Sara A. Schmidt

*	Director	October 20, 2025
Amy L. Sparks

*	Director	October 20, 2025
Shoran R. Williams

/s/ Charles E. Christmas
* By:	Charles E. Christmas, Attorney-in-fact